UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File No. 0-29328

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
(Translation of registrant's name into English)

Suite 103, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Suite 103, 4585 Canada Way
Burnaby, BC  V5G 4L6

Phone: 604.294.8084
Fax: 604.294.8709

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2006

Dated as at August 11, 2006

Neither the TSX Venture Exchange (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the transactions described in the information circular.

ii

Thrilltime Entertainment International, Inc.
Suite 103, 4585 Canada Way
Burnaby, BC  V5G 4L6

August 11, 2006

Dear Shareholders:

You are invited to attend an annual and special meeting (the "Meeting") of the holders ("Shareholders") of Thrilltime Entertainment International, Inc.'s ("Thrilltime") outstanding common shares ("Thrilltime Shares") to be held at the offices of Lang Michener LLP, Vancouver, B.C. on Friday, September 15, 2006, at 10:00 a.m. (Vancouver time).  At the Meeting, you will be asked to consider, and if thought advisable, approve a change of business of Thrilltime and investment in Advanced Proteome Therapeutics Inc. ("APT") (the "Investment").  The Investment will have the result of Thrilltime acquiring a 56% interest in APT.  Current shareholders of APT will continue to hold the remaining 44% interest in APT.  Concurrent with the Investment, Thrilltime will complete a plan of arrangement (the "Arrangement") whereby all of the Shareholders will exchange their Thrilltime Shares for shares ("Newco Shares") of a newly-formed entity ("Newco"). Thrilltime will become a wholly-owned subsidiary of Newco and Newco will commence trading on the TSX Venture Exchange (the "TSX-V"). Upon implementation of the Investment and Arrangement (together, the "Transaction"), Thrilltime will focus its business on the current business of APT. APT is a company with a proprietary platform technology that is applicable to the discovery, development, and re-development of protein therapeutics and small molecule drugs.  Thrilltime is also conducting a brokered private placement concurrently with the Transaction.  The Transaction will be subject to various conditions including the approval of the Shareholders and the TSX-V.  The Transaction is intended to enhance Shareholder value by enabling Thrilltime to focus on its new business.

No director or officer of Thrilltime has any material interest in the Transaction other than in his capacity as an officer or director of Thrilltime or APT.

The board of directors of Thrilltime has unanimously determined that the Transaction is in the best interests of Thrilltime and the Shareholders, is fair to the Shareholders and should be placed before the Shareholders for their approval.  The board of directors unanimously recommends that you vote in favour of the resolution approving the Transaction.

At the Meeting, Thrilltime will be asking you to approve certain other annual and special resolutions as set out in the attached Notice of Annual and Special Meeting and Appendix C to the Circular.

Your vote is important because, for the Investment to proceed, it must be approved by a simple majority of the votes cast by Shareholders who vote at the Meeting in person or by proxy.  The Arrangement must be approved by a majority of not less than 2/3 of the votes cast by the Shareholders who vote at the Meeting in person or by proxy. The Transaction is also subject to receipt of applicable regulatory approvals, and satisfaction or waiver of all conditions precedent set out in the Arrangement Agreement, as set out in Appendix F to the Circular.

The Circular accompanying this letter contains a detailed description of the Transaction, as well as detailed business and financial information about Thrilltime, APT and Newco that should help you make an informed decision.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

We hope you will attend the Meeting, as your vote is very important.  If you cannot attend, please complete and deliver the enclosed form of proxy in order to ensure your Thrilltime Shares are represented at the Meeting.  If you are a non-registered holder of Thrilltime Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it.  We look forward to your participation in the Meeting.

Yours truly,

"W. Benjamin Catalano" (signed)
W. Benjamin Catalano
President, CEO and CFO

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

TAKE NOTICE THAT an annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Thrilltime Shares") of Thrilltime Entertainment International, Inc. ("Thrilltime") will be held at the offices of Lang Michener LLP, Vancouver, B.C. on Friday, September 15, 2006 at 10:00 a.m. (Vancouver time) for the following purposes:

A.

Annual General Meeting Matters

•

to receive the report of the directors of Thrilltime;

•

to receive and consider the audited consolidated financial statements of Thrilltime for the financial years ended July 31, 2005 and 2004, and the report of the auditor thereon, and the unaudited consolidated financial statements for the nine months ended April 30, 2006 and 2005;

•

to set the number of directors of Thrilltime at four;

•

to elect the board of directors of Thrilltime for the ensuing year;

•

to appoint the auditor of Thrilltime for the ensuing year and to authorize the board of directors to fix the auditor's remuneration;

B.

Special Meeting Matters

•

to consider, and if thought fit, to pass a special resolution, to remove the pre-existing company provisions;

•

to consider, and if thought fit, to pass an ordinary resolution, to re-approve the share option plan of Thrilltime, as required by the polices of the TSX-V;

•

to consider, and, if thought fit, to pass an ordinary resolution (the "Investment Resolution"), approving the change of business and the Investment, as more particularly described in Appendix C to the Circular;

•

to consider, and, if thought fit, to pass a special resolution (the "Arrangement Resolution"), approving the Arrangement, as more particularly described in Appendix C to the Circular;

C.

Other Matters

•

to consider any permitted amendment to or variation of any matter identified in this Notice; and to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice.  The Circular contains details of the matters proposed to be put before the Meeting, including the full text of the Investment Resolution and the Arrangement Resolution, which are attached as Appendix C to the Circular.

Shareholders of Thrilltime have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Thrilltime Shares.  This dissent right is described in Appendix H to the Circular.  Failure to comply strictly with the requirements set forth in section 242 of the BCBCA may result in the loss of any right of dissent.  Beneficial holders of Thrilltime Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Thrilltime Shares are entitled to dissent.  Accordingly, a beneficial owner of Thrilltime Shares desiring to exercise the right of dissent must make arrangements for the Thrilltime Shares beneficially owned such holder to be registered in the holder's name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Thrilltime or, alternatively, make arrangements for the registered holder of the Thrilltime Shares to dissent on the beneficial owner's behalf.

Shareholders who are unable to attend the Meeting and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date, sign the appropriate form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and the Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, BC, this 11th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"W. Benjamin Catalano" (signed)
W. Benjamin Catalano
President, CEO, CFO and Director

2

TABLE OF CONTENTS

SUMMARY	IV
GLOSSARY	1
INTRODUCTION	6
GENERAL PROXY	6
SOLICITATION OF PROXIES	6
APPOINTMENT OF PROXYHOLERS	6
VOTING BY PROXYHOLDER	6
REGISTERED SHAREHOLDERS	7
BENEFICIAL SHAREHOLDERS	7
REVOCATION OF PROXIES	8
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
VOTES NECESSARY TO PASS RESOLUTIONS	9
PARTICULARS OF MATTERS TO BE ACTED UPON – ANNUAL GENERAL MEETING	9
SETTING NUMBER OF DIRECTORS	9
ELECTION OF DIRECTORS	9
EXECUTIVE COMPENSATION	12
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	13
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	14
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	14
APPOINTMENT OF AUDITOR	14
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	14
CORPORATE GOVERNANCE	16
PARTICULARS OF MATTERS TO BE ACTED UPON – SPECIAL MEETING	17
REMOVAL OF PRE-EXISTING COMPANY PROVISIONS	17
RE-APPROVAL OF SHARE OPTION PLAN	18
THE INVESTMENT	18
THE ARRANGEMENT	18
PARTICULARS OF ANY OTHER MATERIAL FACTS	19
PRIVATE PLACEMENT	19
SPONSORSHIP AND AGENT RELATIONSHIP	19
OTHER MATERIAL FACTS	19
ADDITIONAL INFORMATION	20
OTHER MATTERS	20
AUDITORS' CONSENTS	21
CERTIFICATE OF THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.	25
CERTIFICATE OF ADVANCED PROTEOME THERAPEUTICS INC.	26
APPENDIX A GLOSSARY OF TECHNICAL TERMS	A-1

i

APPENDIX B AUDIT COMMITTEE CHARTER	B-1
APPENDIX C RESOLUTIONS TO BE PASSED BY THRILLTIME SHAREHOLDERS	C-1
APPENDIX D CEASE TRADE ORDER ISSUED BY THE BCSC	D-1
APPENDIX E CEASE TRADE ORDER ISSUED BY THE ASC	E-1
APPENDIX F ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT	F-1
APPENDIX G INTERIM ORDER AND NOTICE OF HEARING OF PETITION	G-1
APPENDIX H DISSENT RIGHTS UNDER THE BCBCA	H-1
APPENDIX I INFORMATION CONCERNING THRILLTIME	I-1
CORPORATE STRUCTURE AND PRINCIPAL BUSINESS OF THRILLTIME	I-1
GENERAL DEVELOPMENT OF THE BUSINESS	I-1
THE INVESTMENT	I-2
PRIVATE PLACEMENT	I-3
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS	I-3
DESCRIPTION OF THE SECURITIES	I-4
STOCK OPTION PLAN	I-5
PRIOR SALES	I-5
STOCK EXCHANGE PRICE	I-5
EXECUTIVE COMPENSATION	I-6
MANAGEMENT CONTRACTS	I-6
NON-ARM'S LENGTH PARTY TRANSACTIONS	I-6
ARM'S LENGTH TRANSACTION	I-6
LEGAL PROCEEDINGS	I-6
AUDITOR, TRANSFER AGENTS AND REGISTRARS	I-6
MATERIAL CONTRACTS	I-7
APPENDIX J FINANCIAL STATEMENTS OF THRILLTIME	J-1
APPENDIX K INFORMATION CONCERNING APT	K-1
CORPORATE STRUCTURE	K-1
GENERAL DEVELOPMENT OF THE BUSINESS	K-1
NARRATIVE DESCRIPTION OF THE BUSINESS	K-3
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS	K-12
MANAGEMENT'S DISCUSSION AND ANALYSIS	K-13
CONSOLIDATED CAPITALIZATION	K-14
PRIOR SALES	K-14
STOCK EXCHANGE PRICE	K-14
EXECUTIVE COMPENSATION	K-15
MANAGEMENT CONTRACTS	K-15
NON-ARM'S LENGTH PARTY TRANSACTIONS	K-15
LEGAL PROCEEDINGS	K-15
MATERIAL CONTRACTS	K-15
APPENDIX L FINANCIAL STATEMENTS OF APT	L-1
APPENDIX M INFORMATION CONCERNING NEWCO	M-1
NAME AND OFFICES	M-1
INTER-CORPORATE RELATIONSHIPS	M-1
INTERCORPORATE RELATIONSHIPS	M-1

DESCRIPTION OF BUSINESS	M-1
THE ARRANGEMENT	M-1
SECURITIES LAWS CONSIDERATIONS	M-7
LEGAL MATTERS	M-8
DESCRIPTION OF SECURITIES	M-8
PRO FORMA CONSOLIDATED CAPITALIZATION	M-8
FULLY DILUTED SHARE CAPITAL	M-8
AVAILABLE FUNDS AND PRINCIPAL PURPOSES	M-9
PRINCIPAL SECURITYHOLDERS	M-10
DIRECTORS, OFFICERS AND PROMOTERS	M-10
INDEBTEDNESS OF DIRECTORS AND OFFICERS	M-14
EXECUTIVE COMPENSATION	M-15
OPTIONS PURCHASE SECURITIES	M-15
ESCROWED SECURITIES	M-15
AUDITOR, TRANSFER AGENTS AND REGISTRARS	M-15
RISK FACTORS	M-16
APT RISK FACTORS	M-16
NEWCO RISK FACTORS	M-23
APPENDIX N PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEWCO	N-1

SUMMARY

The following is a summary of information relating to Thrilltime, APT and Newco (assuming completion of the Transaction) and should be read together with more detailed information and financial data and statements contained elsewhere in this Circular.  Shareholders are urged to read this Circular in its entirety.  For an explanation of certain defined terms and abbreviations used in this Summary and in the Circular, please refer to the "GLOSSARY."

THE MEETING

Time, Date and Place of Meeting

The Meeting of the Shareholders will be held on Friday, September 15, 2006 at the offices of Lang Michener LLP at 1500-1055 West Georgia Street, Vancouver, B.C. at 10:00 a.m. (Vancouver time).

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass resolutions approving or confirming the following matters:

•

to set the number of directors at four;

•

to elect directors;

•

to appoint the auditor and authorize the directors to fix the auditor's remuneration;

•

to remove pre-existing company provisions;

•

to re-approve Thrilltime's 2005 Share Option Plan;

•

to approve the Investment; and

•

to approve the Arrangement.

THE INVESTMENT

The Investment will become effective on the Closing Date, subject to the satisfaction of the applicable conditions.  The disclosure of the principal features of the Investment is set out in Appendix I – Information Concerning Thrilltime.

Purposes and Benefits of the Investment

The purpose of the Investment is for Thrilltime to acquire a 56% controlling position in APT and change its business to the current business of APT.

Procedure for the Investment to Become Effective

Procedural Steps

The following procedural steps must be taken in order for the Investment to become effective:

1.

the Investment must be approved by the Shareholders; and

2.

all conditions precedent to the Investment, as set forth in the Share Purchase Agreement, must be satisfied or waived by the appropriate party.

Approval of Shareholders

The Investment Resolution must be approved by a simple majority of the votes cast by the Shareholders in person or by proxy.  The Investment Resolution authorizes the directors of Thrilltime (the "Thrilltime Directors"), at their discretion, to revoke the Investment Resolution before it is acted upon without further approval or authorization of the Shareholders.  See Appendix C to this Circular for the full text of the Investment Resolution.

Regulatory Approvals

It is a mutual condition of the Investment that requisite regulatory approvals be obtained prior to the Closing Date.  It is anticipated that Thrilltime will have made application to all applicable regulatory authorities prior to the Closing Date in order to obtain all approvals required with respect to the Investment.  There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Thrilltime and APT.

Consequences if Approvals Not Obtained

In the event that the Investment is not approved by the Shareholders and the TSX-V in the manner described above, the Investment will not be completed.

Recommendation of Thrilltime Directors

The Thrilltime Directors have unanimously approved the Investment and determined that the Investment is fair to the Shareholders and in the best interests of Thrilltime and the Shareholders, and, as such, has authorized the submission of the Investment to the Shareholders for approval.  The Thrilltime Directors unanimously recommend that Shareholders vote FOR the Investment Resolution.

Timing and Closing Date

If the Meeting is held as scheduled and not adjourned and the other necessary conditions of the Investment are satisfied or waived, and all other conditions specified are satisfied or waived, Thrilltime expects that the Closing Date of the Investment will be on or about September 18, 2006.

THE ARRANGEMENT

The Arrangement will become effective on the Effective Date, subject to the satisfaction of the applicable conditions.  The disclosure of the principal features of the Arrangement, as summarized in this Circular is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is set out in Appendix F to this Circular.

Upon the Arrangement becoming effective and upon receipt of certain approvals of the TSX-V, Shareholders of record on the Share Distribution Record Date will become shareholders of Newco.  Every Shareholder will ultimately receive one Newco Share for every one Thrilltime Share held on the Share Distribution Record Date.  See Appendix M – Information Concerning Newco – The Arrangement – Details of the Arrangement.

Purposes and Benefits of the Arrangement

The purpose of the Arrangement is to provide a more effective structure within which to carry on the APT business.

v

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

1.

the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

2.

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party;

3.

the Court must grant the Final Order approving the Arrangement; and

4.

the Final Order and any required records and information must be filed with the Registrar.

Approval of Shareholders

The BCBCA and the articles of Thrilltime provide that the Arrangement Resolution must be approved by a majority of 2/3 of the votes cast by the Shareholders, voting together as a single class, who are present in person or by proxy at the Meeting.

The Arrangement Resolution authorizes the Thrilltime Directors, without further notice to or approval of the Shareholders, to amend the Plan of Arrangement to the extent permitted by the Arrangement Agreement, or to revoke the Arrangement Resolution and not proceed with the Arrangement at any time prior to the acceptance for filing of the Final Order and the prescribed records and information with the Registrar.  See Appendix C to this Circular for the full text of the Arrangement Resolution.

Court Approval

The BCBCA provides that an arrangement requires Court approval.  Prior to sending this Circular to Shareholders, Thrilltime was granted the Interim Order authorizing the calling and holding of the Meeting and prescribing the conduct of the Meeting and other matters.  A copy of the Interim Order is attached as Appendix G to this Circular.  Subject to the terms of the Arrangement Agreement and to the Arrangement Resolution being approved at the Meeting in the manner required by the Interim Order, Thrilltime will make application to the Court for the Final Order.

As set out in the Interim Order, the hearing in respect of the Final Order is scheduled to take place at the Law Courts, 800 Smithe Street, Vancouver, BC on September 15, 2006, following the Meeting, or so soon thereafter as counsel may be heard.  The Notice of Hearing of Petition for the Final Order is attached as part of Appendix G to this Circular.

Regulatory Approvals

It is a mutual condition of the Arrangement Agreement that requisite regulatory approvals (including approval of the TSX-V to listing of the Newco Shares and to the Private Placement) be obtained prior to the Effective Date.  It is anticipated that Thrilltime will have made application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement.  There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Thrilltime.

Consequences if Approvals Not Obtained

In the event that the Arrangement is not approved by all of the Shareholders, the Court and the TSX-V in the manner described above, the Arrangement will not be completed.

Recommendation of the Thrilltime Directors

The Thrilltime Directors have unanimously approved the Arrangement and determined that the Arrangement is fair to the Shareholders and in the best interests of Thrilltime and the Shareholders, and, as such, has authorized the submission of the Arrangement to the Shareholders for approval and to the Court for the Final Order.  The Thrilltime Directors unanimously recommend that Shareholders vote FOR the Arrangement Resolution.

Timing and Effective Date

If the Meeting is held as scheduled and not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Thrilltime will apply to the Court on September 15, 2006, following the Meeting, for the Final Order approving the Arrangement.  If the Final Order is obtained on September 15, 2006, following the Meeting, in form and substance satisfactory to Thrilltime and all other conditions specified are satisfied or waived, Thrilltime expects that the Effective Date of the Arrangement will be on or about September 21, 2006.

Thrilltime

Thrilltime is B.C.-incorporated company that was a publicly-traded company on the TSX-V.  On April 19, 2006, Thrilltime's listing was transferred from the TSX-V to the NEX, a separate board of the TSX-V, for failure to maintain the requirements for a TSX-V Tier 2 company, and its trading symbol changed to THL.H.  As a result of such failure, trading in Thrilltime's securities remain suspended pending receipt and review by the British Columbia Securities Commission and Alberta Securities Commission of a reactivation application. Thrilltime's common shares were quoted on the National Securities Dealers' Association OTC Bulletin Board since January 15, 1996, however, they are now quoted on the Pink Sheets under the symbol, THLLF.

Thrilltime designed and manufactured amusement park rides through its wholly-owned U.S. subsidiaries, Superstar Dragsters, Inc. (creator of a mini-drag racing ride) and Skycoaster, Inc. (creator of a hang-gliding/free-fall harness ride). In 2005, Thrilltime agreed to cede its Skycoaster interests to Fitraco N.V. and to grant F3 Amusements LLC an option to acquire Superstar Dragsters, Inc. The agreements were intended to allow Thrilltime to stave off foreclosure and to allow it to pursue other interests.  Certain financial statements of Thrilltime are incorporated by reference in this Circular.  See Appendix I - Information Concerning Thrilltime and Appendix J – Financial Statements of Thrilltime.

APT

APT is a private Delaware-incorporated company.  APT is a biotechnology company that was founded to develop and commercialize a new technology platform that involves the chemical modification of proteins. APT's technology features a method of attaching performance enhancing entities to proteins to improve their therapeutic properties.  Such methodology has heretofore been lacking in the fields of chemistry and biochemistry. A unique, commercially attractive feature of the technology is that it is applicable to off-patent protein therapeutics that command huge markets. APT technology affords the prospect of rapidly generating improved therapeutics with enhanced  properties, such as improved bioavailability.  See Appendix K - Information Concerning APT and Appendix L - Financial Statements of APT.

Selected Pro Forma Financial Information

The following table sets forth selected financial information for Thrilltime and APT and should be read in conjunction with the Pro-Forma Consolidated Financial Statements of Newco attached as Appendix N to this Circular.  See also Appendix J – Financial Statements of Thrilltime and Appendix L - Financial Statements of APT.

Pro Forma as at April 30, 2006
	Thrilltime	APT
Current Assets	US$332,511	US$5,000
Liabilities	US$68,524	US$175,430
Shareholders' Equity (Deficiency)	US$266,547	US$(118,494)

Conditions

Completion of the Transaction is subject to a number of conditions including Shareholder and regulatory approval.  There can be no assurance that such conditions will be fulfilled.  The Share Purchase Agreement, the Arrangement Agreement and Plan of Arrangement also provides that it may be terminated in certain circumstances prior to the Closing Date and Effective Date, notwithstanding the approval of the Investment and the Arrangement by the Shareholders.

Risk Factors

In considering whether to vote for the approval of the Transaction, Shareholders should be aware that there are various risks, including those described below and elsewhere in the Circular.  Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Investment.

There is no assurance that the Investment will receive regulatory or Shareholder approval or will be completed, or that the Arrangement will receive regulatory, Court or Shareholder approval or will be completed.  If the Transaction is not completed, Shareholders will lose the prospective benefits of the Transaction and continue to be subject to the risk factors of both Thrilltime and Newco as disclosed in this Circular.  APT is establishing a new pharmaceutical development business and has no developed or approved products.  If APT successfully develops its products, it may not achieve market acceptance and it may not be able to sell them.  APT has a limited history and may not achieve or maintain profitability.  APT will have additional future capital needs and there are uncertainties as to its ability to raise additional funding.  Thrilltime's share price has experienced volatility and it is anticipated that Newco's share price may be subject to fluctuation in the future based on market conditions.  It is uncertain whether any products APT develops will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval.  APT has substantial competition in the pharmaceutical industry and with respect to products it is developing.  APT is dependent upon its key personnel, who are necessary for APT to achieve its scientific and business objectives.  APT's technology may vary in its applicability to particular protein targets.  APT's product technology may rely on licenses of proprietary technology owned by third parties.  APT relies on proprietary technology, the protection of which can be unpredictable and costly.  The inability to manage APT's future growth could impair its operations and financial results.  If APT manufactures pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions.  APT does not have the marketing expertise needed for the commercialization of its products.  APT's success may be dependent upon its ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services it will need for the development and commercialization of its products.  The use of pharmaceutical products may expose APT to product liability claims.  APT is subject to the risks associated with the use of hazardous materials in research and development conducted by APT.  APT's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means.  APT may face exposure to adverse movements in foreign currency exchange rates when its products are commercialized, if at all.  See Appendix M - Information Concerning Newco – Risk Factors.

Post-Arrangement Matters

Following the Effective Date, each Shareholder will exchange every one Thrilltime Share for one Newco Share, and each Shareholder on the Share Distribution Record Date will be the holder of his pro rata share of the Newco Shares to be distributed to such Shareholders under the Arrangement.

Thrilltime has applied to the TSX-V to have the Newco Shares listed and posted for trading on the TSX-V as at the Effective Date.  The closing of the Arrangement is conditional upon the TSX-V approving the listing of the Newco Shares on the TSX-V.

Right of Dissent

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Shareholder's Thrilltime Shares, and is qualified in its entirety by the reference to the full text of the relevant provisions of the BCBCA which are attached to this Circular as Appendix H.  A registered holder of Thrilltime Shares who intends to exercise the right of dissent and appraisal should carefully consider and comply with those provisions of section 242.  Failure to comply strictly with those provisions of section 242 of the BCBCA and to adhere to the procedures established therein may result in a loss of all rights of dissent.

Under the BCBCA and the Interim Order, a registered holder of Thrilltime Shares has the right to dissent with respect to the Arrangement Resolution by filing a written objection (an "Objection Notice") to the Arrangement Resolution with the president of Thrilltime, at Thrilltime's head office, Suite 103, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6, no later than 48 hours before the time of the Meeting.  If the Arrangement Resolution is passed and Thrilltime intends to act or acts upon it, each Dissenting Shareholder will be entitled to be paid by Thrilltime the fair value of the securities in respect of which such Dissenting Shareholder dissents, in accordance with section 245 of the BCBCA.  Beneficial owners of Thrilltime Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Thrilltime Shares are entitled to dissent.  Accordingly, a beneficial owner of Thrilltime Shares desiring to exercise the Dissent Right must make arrangements for the Thrilltime Shares beneficially owned by such holder to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received, or alternatively make arrangements for the registered holder of such holder's Thrilltime Shares to dissent on the beneficial holder's behalf.  It is a condition of the Arrangement that Dissenting Shareholders holding not more than 5% in the aggregate of the Thrilltime Shares exercise rights of dissent in relation to the Arrangement.

PRIVATE PLACEMENT

Concurrent with and as a condition precedent to the Investment, Thrilltime will complete a brokered Private Placement under which it will issue up to 25,000,000 units of Thrilltime at a price of $0.10 per unit for aggregate gross proceeds of up to $2,500,000. Each unit will consist of one Thrilltime Share and ½ of one share purchase warrant to acquire one Thrilltime Share exercisable at a price of $0.15 per share for a term of one year.  The underlying securities will not be subject to a hold period in accordance with the Securities Act and Exchange policies after giving effect to the Transaction.  Bolder Investment Partners Ltd. will act as agent and will receive (i) a cash commission of 8% of the amount of funds raised as part of the Private Placement, (ii) broker warrants equal to 15% of the units placed for its services to acquire one Thrilltime Share for a period of one year at a price of $0.10 per unit, and (iii) a work fee of $10,000 plus GST. The proceeds from the Private Placement will be used to meet TSX-V minimum listing requirements, to pay the purchase price for the Investment and for general working capital.  The Private Placement is subject to acceptance by the TSX-V.  See Particulars of Other Material Facts – Private Placement.

GLOSSARY

Except as otherwise defined in this Circular, the following terms shall have the accompanying meanings.  Care must be taken to read each term in the context of the particular section of the Circular in which such term is used.

affiliate or associate

As defined in the BCBCA; one corporation is affiliated with another corporation if one of them is the subsidiary of the other, or both are subsidiaries of the same corporation, or each of them is controlled by the same person.

Agent	Bolder Investment Partners Ltd.
APT	Advanced Proteome Therapeutics Inc., a private biotech corporation incorporated under the laws of Delaware.
APT Share	A common share without par value in the capital stock of APT.
Available Funds

The estimated Working Capital available to Thrilltime, its subsidiaries and proposed subsidiaries as of the most recent month end, and the amounts and sources of other funds that will be available to Thrilltime, its subsidiaries and proposed subsidiaries prior to or concurrently with the completion of the Investment.

Arrangement

The arrangement, under the provisions of Division 5 of Part 9 of the BCBCA and on the terms and conditions set forth in the Plan of Arrangement, and any amendments thereto or variations thereof made in accordance with the terms of the Arrangement Agreement, the terms of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

Arrangement Agreement

The arrangement agreement dated as of August 15, 2006, between Thrilltime and Newco relating to the Arrangement, which agreement is attached as Appendix F, and any amendments thereto or variations thereof made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement.

Arrangement Resolution	The special resolution to approve the Arrangement, substantially in the form attached as Appendix C, to be voted upon by Shareholders at the Meeting.
BCBCA	The Business Corporations Act (British Columbia), as amended.
CEO	Chief executive officer.
CFO	Chief financial officer.
Circular	This Information Circular of Thrilltime dated August 11, 2006, together with all appendices hereto, to be mailed to the Shareholders in connection with the Meeting.

Closing	The completion of the transactions contemplated by the Investment Agreement.
Closing Date	The date of closing of the Investment and Plan of Arrangement, expected to be September 18, 2006 or such other date as may be agreed upon by the Sponsor, Thrilltime and APT.
control person	In relation to a company, any Person holding, directly or indirectly, 20% or more of the issued and outstanding shares of that company.
Court	The British Columbia Supreme Court.
Dissent Right

The right of dissent that may be exercised by a registered holder of Thrilltime Shares in connection with the Arrangement in the manner set forth in Sections 242 - 247 of the BCBCA, as modified by the Interim Order and the Final Order.

Dissenting Shareholder	A registered holder of Thrilltime Shares who validly exercises his Dissent Right in respect of the Arrangement Resolution in accordance with section 242 of the BCBCA.
Dissenting Shares	The Thrilltime Shares in respect of which Thrilltime Shareholders have exercised their Dissent Right in respect of the Arrangement Resolution in accordance with section 242 of the BCBCA.
Effective Date	The date upon which the Arrangement becomes effective.
Final Order

The order of the Court approving the Arrangement to be applied for following the Meeting pursuant to the provisions of Section 291 of the BCBCA, as such order may be affirmed, amended or modified by a court of competent jurisdiction, the Notice of Hearing of Petition for which is attached as part of Appendix G.

form of proxy	The form of proxy accompanying this Circular.
insider

If used in relation to a company, means (a) a director or senior officer of that company; (b) a director or senior officer of a Person that is itself an insider or subsidiary of that company; (c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of that company; or the company itself, if it holds any of its own securities.

Interim Order

The Interim Order of the Court under subsection 291(2) of the BCBCA containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as part of Appendix G.

Investment

The series of transactions as detailed in the Loan and the Share Purchase Agreement whereby Thrilltime will acquire from treasury such number of APT Shares as will result in Thrilltime owning 56% of the issued and outstanding APT Shares, and the current shareholders of APT will continue to hold the remaining 44% interest in APT.

Investment Resolution	The special resolution to approve the Investment, substantially in the form attached as Appendix C to this Circular, to be voted on by the Shareholders at the Meeting.
Loan

A line of credit by Thrilltime to APT of up to $300,000, which Loan may be drawn down as to $50,000 every two weeks, which line of credit is convertible when drawn down in full into 4,000,000 APT Shares.

Meeting

The annual and special meeting of Shareholders to be held on Friday, September 15, 2006, to consider the Investment and other matters set out in this Circular and any other matters that may be considered at the Meeting, and any adjournment thereof.

Newco

Advanced Proteome Therapeutics Corporation, a wholly-owned subsidiary of Thrilltime incorporated to take part in the Transaction, which shares will be listed and posted for trading on the TSX-V upon completion of the Arrangement.

Newco Shares

The common shares without par value of Newco which are to be issued under the Arrangement to holders of Thrilltime Shares in exchange for such Newco Shares, and having the terms and conditions set out in the Arrangement Agreement.

Newco Warrants	The outstanding common share purchase warrants of Newco.
non arm's length party

In relation to a company, a promoter, officer, director, other insider or control person of that company (including an Issuer) and any Associates or affiliates of any such Persons.  In relation to an individual, means any associate of the individual or any company of which the individual is a promoter, officer, director, insider or control person.

Person	A company or individual.
Plan of Arrangement

The Plan of Arrangement attached to the Arrangement Agreement, which is attached as Appendix F to this Circular, entered into between Thrilltime and APT, whereby the Shareholders will exchange all of their Thrilltime Shares for Newco Shares so that Thrilltime would be a wholly-owned subsidiary of Newco, and the Newco Shares will be listed and posted for trading on the TSX-V.

Principal

A person who has acted as a promoter of Thrilltime within two years before the issuance of an Exchange Bulletin confirming final acceptance ("Final Exchange Bulletin") of the Investment; a senior officer or director of Thrilltime at the time of the Final Exchange Bulletin; a holder of 20% or more of the Thrilltime Shares immediately after the Final Exchange Bulletin; a holder of 10% or more of the Thrilltime Shares immediately after the Final Exchange Bulletin who elected or appointed or has the right to elect or appoint one or more directors or senior officers of Thrilltime.  A company more than 50% owned by one or more principals, the spouse of a principal, and relatives who reside with a principal will be treated at principals.

Principal Securities

Thrilltime Shares that, immediately before the issuance of the Exchange Bulletin confirming final acceptance of the Investment, are beneficially owned directly or indirectly by Principals, or over which Principals have control or direction.

Private Placement	The brokered private placement of up to 25,000,000 units of Thrilltime at $0.10 per unit, to be completed concurrently with the Investment, for gross proceeds of $2,500,000.
Proxy	A form of proxy which has been completed, dated, signed and delivered by or on behalf of a Shareholder to Computershare Trust Company of Canada or Thrilltime.
Record Date	The date determined by Thrilltime for determining Thrilltime's Shareholders entitled to vote at the Meeting, being August 11, 2006.
Registrar	The Registrar of Companies for the Province of British Columbia duly appointed under the BCBCA.
related parties	Any senior officer, director, promoter or holder of 10% or more of the Thrilltime Shares or of APT Shares.
Securities Act	The Securities Act (British Columbia), R.S.B.C. 1996, c.418, as amended.
Share Distribution Record Date	The close of business immediately following the closing date of the Private Placement.
Share Purchase Agreement	The share purchase agreement entered into between Thrilltime and APT, whereby Thrilltime agreed to acquire from treasury 48,007,297 APT Shares in consideration of the investment of $2,000,000.
Shareholder	A registered holder of Thrilltime Shares on the Record Date.
Sponsor	Bolder Investment Partners Ltd., the sponsor to the Investment.
Thrilltime

Thrilltime Entertainment International, Inc., a company incorporated under the laws of British Columbia, whose shares have been transferred to the NEX, a separate board of the TSX-V for failure to maintain the requirements for a TSX-V Tier 2 company. As a result, trading in Thrilltime's securities remain suspended pending receipt and review by the British Columbia Securities Commission and Alberta Securities Commission of a reactivation application.  Thrilltime's common shares were quoted on the National Securities Dealers' Association OTC Bulletin Board since January 15, 1996, however, they are now quoted on the Pink Sheets under the symbol, THLLF.

Thrilltime Share	A common share without par value of Thrilltime.
Thrilltime Warrants	The outstanding common share purchase warrants of Thrilltime.
Transaction	Comprises the Investment, the Arrangement and the Private Placement.

Transfer Agent	The registrar and transfer agent of Thrilltime being, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9.
TSX-V or the Exchange	TSX Venture Exchange Inc.
working capital	In relation to a company, the total value of the company's current assets as stated on a balance sheet, less the total value of its current liabilities.

All currency amounts in this Circular are stated in Canadian dollars unless otherwise indicated.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular include the plural and vice versa where the context so requires.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

INFORMATION CIRCULAR AND PROXY STATEMENT

Annual and Special Meeting of Thrilltime Shareholders
to be held on September 15, 2006

INTRODUCTION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Thrilltime for use at the Meeting and any adjournments thereof.  No person has been authorized to give any information or make any representation in connection with the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Transaction in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix F to this Circular.  Shareholders are urged to read carefully the full text of the Investment Agreement and the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the "GLOSSARY" Information in this Circular is given as of the date on the front page, unless otherwise specifically stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Thrilltime.  In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Investments have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Thrilltime Shares held on a record by such persons and Thrilltime may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  All costs of this solicitation will be borne by Thrilltime.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are the President of Thrilltime and a director of Thrilltime.  A Shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a Shareholder, to attend and act for the Shareholder on the Shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Submitting a proxy by mail or by fax are the only methods by which a Shareholder may appoint a person as proxy other than a director or officer of Thrilltime named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Thrilltime Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for.  If the Shareholder has specified a choice with respect to any matter to be acted upon, the Thrilltime Shares will be voted accordingly.  The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Thrilltime Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy must complete, date and sign the form of proxy.  It must then be returned to Thrilltime's transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Thrilltime Shares in their own name.  Shareholders who do not hold their Thrilltime Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Thrilltime as the registered holders of Thrilltime Shares can be recognized and acted upon at the Meeting.  If Thrilltime Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Thrilltime Shares will not be registered in the Shareholder's name on the records of Thrilltime.  Such Thrilltime Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In the United States, the vast majority of such Thrilltime Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Thrilltime Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Thrilltime Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by Thrilltime.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada.  ADP mails a voting instruction form in lieu of the form of proxy provided by Thrilltime.  The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting.  A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of Thrilltime), other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting.  To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Thrilltime Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Thrilltime Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Thrilltime Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Thrilltime Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Thrilltime Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Thrilltime Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Thrilltime Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder's authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of Thrilltime at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered Shareholder personally attending the Meeting and voting the Thrilltime Shares of the registered Shareholder.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of Thrilltime, nor any person who has held such a position since the beginning of the last completed financial year end of Thrilltime, nor any proposed nominee for election as a director of Thrilltime, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Thrilltime Directors have fixed August 11, 2006 as the Record Date for determination of persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Thrilltime Shares voted at the Meeting.

As of August 11, 2006, there were 26,507,297 fully paid and non-assessable Thrilltime Shares issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of Thrilltime, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, Thrilltime Shares carrying more than 10% of the voting rights attached to all outstanding Thrilltime Shares.

The above information was supplied by the Transfer Agent and by the Thrilltime Directors.

VOTES NECESSARY TO PASS RESOLUTIONS

The resolutions to be presented to and passed by the Shareholders at the Meeting will be by ordinary resolution and by special resolution.  An ordinary resolution is a resolution passed by a simple majority of the votes cast by the Shareholder present at the Meeting in person or by proxy.  A special resolution is a resolution passed by a majority of 2/3 of the votes cast by the Shareholder present at the Meeting in person or by proxy.  If there are more nominees for election as directors or appointment of Thrilltime's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

PARTICULARS OF MATTERS TO BE ACTED UPON –
ANNUAL GENERAL MEETING

Setting Number of Directors

The size of the board of directors is currently determined at three.  The board proposes that the number of directors be increased to four.  At the Meeting, Shareholders will be asked to vote on the resolution to set the number of directors at four, as set out on Appendix C attached to this Circular.

Election of Directors

The term of office of each of the current directors will expire at the conclusion of the Meeting.  Each director elected will hold office until the conclusion of the next annual general meeting of Shareholders at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of Thrilltime or the provisions of the BCBCA.  At the Meeting, Shareholders will be asked to vote on the resolution to elect directors of Thrilltime, as set out on Appendix C attached to this Circular.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with Thrilltime and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a Thrilltime Director and the number of Thrilltime Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular.

Name, Province or State and Country of Residence, Office and Date Became a Director	Present Occupation and Positions Held During Last Five Years(1)	Number of Thrilltime Shares Held or Controlled as at Date of this Circular(2)
W. Benjamin Catalano(3) British Columbia, Canada President, CEO, CFO and Director Director since December 14, 2004	President and CEO of Thrilltime since January 12, 2005; CFO and director of Thrilltime since December 14, 2004; Realtor, Sutton Group since 1991.	Nil
Martin J.C. Woodward(3) British Columbia, Canada Director Director since January 12, 2005

Server Administrator, IT Support Department, Ballard Power Systems Inc. since November 2001; Technician, Excellsis Fuel Cell Engines, from March 2001 to October 2001; IBM Operator, Royal Bank of Canada, to February 1999.

524,000(4)

Name, Province or State and Country of Residence, Office and Date Became a Director	Present Occupation and Positions Held During Last Five Years(1)	Number of Thrilltime Shares Held or Controlled as at Date of this Circular(2)
Alexander (Allen) Krantz San Francisco, CA, USA Proposed Nominee

President, CEO, Treasurer, Secretary and sole director of APT since August 2002; Assistant Vice Chancellor for University/Industry Liaison, University of California, Berkeley, April 2003 to May 2004; Executive Director, USF Research Foundation and Director of Patents & Licensing, University of South Florida, July 2000 to April 2003.

Nil
Robert Bender Ottawa, Ontario, Canada Proposed Nominee	Principal, Robert Bender Consulting Ltd. since 1995.	Nil

________________

Notes:

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of Thrilltime and has been furnished by the respective nominees.  Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)

The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves.

(3)

Members of Thrilltime's Audit Committee.

(4)

Of these shares, (i) 324,000 are held directly by Mr. Woodward and (ii) 200,000 are held by 677277 B.C. Ltd., a company of which Mr. Woodward holds a 20% interest.  In addition to these securities, Mr. Woodward directly holds 100,000 warrants exercisable at a price of $0.10 per share, and 50,000 warrants held by 677277 B.C. Ltd., exercisable at a price of $0.10 per share.

Corporate Cease Trade Orders or Bankruptcies

None of the persons who will be directors, officers or a shareholder of Thrilltime holding a sufficient number of securities of Thrilltime to affect materially the control of Thrilltime is or has been, within the ten years prior to the date of this Circular, a director or officer of any other reporting issuer, that while that person was acting in that capacity, was subject to a cease trade order or similar order, or an order that denied the other reporting issuer access to any statutory exemptions, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, investment or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting issuer, except as disclosed herein.  See Appendix I – Information Concerning Thrilltime – Corporate Structure and Principal Business of Thrilltime.

Penalties or Sanctions

None of the persons who will be directors, officers or a shareholder of Thrilltime holding a sufficient number of securities of Thrilltime to affect materially the control of Thrilltime has, within the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly-traded issuer, or theft or fraud.

Personal Bankruptcies

None of the persons who will be directors, officers or a shareholder of Thrilltime holding a sufficient number of securities of Thrilltime to affect materially the control of Thrilltime has, within the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of Thrilltime also holding positions as directors or officers or both of other companies.  Some of those persons who will be directors and officers of Thrilltime have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of Thrilltime will be in direct competition with Thrilltime.  Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

The following is a brief background summary of each of the management nominees for director:

W. Benjamin Catalano, President, CEO, CFO and Director

Ben Catalano has been a licensed realtor with the Greater Vancouver Real Estate Board since 1991 and is currently employed with the Sutton Group West Coast.  He has been a past board member of many public companies and currently sits on the boards of Pan African Mining Corp. (TSX-V: PAF) and Sacre Coeur Minerals, Ltd. (TSX-V: SCM), as well as Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.), a reporting issuer that was delisted from the TSX-V.  Mr. Catalano was not a director of Royal Monashee Gold Corp. when it was delisted from the TSX-V.  Mr. Catalano obtained his real estate license from the University of British Columbia in January 1991.

Martin J.C. Woodward, Director

Martin J.C. Woodward has been a server administrator with Ballard Power Systems since November 2001.  From September 1997 to December 2000, Mr. Woodward served on the board of First Industrial Capital Corporation.  Since June 2004, Mr. Woodward has served on the board of Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.), a reporting issuer that was delisted from the TSX-V.  Mr. Woodward was not a director of Royal Monashee Gold Corp. when it was delisted from the TSX-V. Mr. Woodward obtained his Technical Computer Professional diploma from Capilano College, North Vancouver, British Columbia in March 2001.

Alexander (Allen) Krantz, Nominee Director

Dr. Alexander (Allen) Krantz founded APT in August 2002 and served as its President and a director since inception.  Dr. Krantz has had a varied career as a high level operative in academia and industry. From 1968 to 1974, he was a member of the Faculty of Chemistry at the State University of New York at Stony Brook and from 1974 to 1981 he was a tenured Professor with appointments in both the Department of Chemistry and the Department of Pharmacological Sciences in the Medical School in that same institution.  Between 1975 and 1977, Dr. Krantz pursued biochemical studies on sabbatical leave at Harvard University and the Veteran's Administration Hospital in San Francisco, California and was a NATO Senior Fellow and lecturer at various European universities.  From 1981 to 1992, Dr. Krantz was Director of Research at Syntex Research Canada where he established major therapeutic programs. He also held Adjunct Professorships during this period at the Universities of Toronto and Guelph.  In 1992, Dr. Krantz was appointed Vice-President of Research at Syntex and held the title of Distinguished Scientist from 1993-1994. From June 1994 to November 1997, Dr. Krantz served as Executive Vice President, Research of RedCell, Inc., the forerunner of ConjuChem (TSX: CJC), and served as the Directeur Scientifique of the European office in France during the same period. Dr. Krantz was responsible for transforming the company's program to a practical focal point on human serum albumin as a carrier of drugs. Since August 2005, Dr. Krantz has been founder and President of Pharmena North America Incorporated, a newly created, privately held, biotechnology company. Dr. Krantz obtained his Masters of Science and Ph.D. from Yale University.

Robert Bender, Nominee Director

Robert Bender has been founder of Robert Bender Consultants Ltd. since 1995.  He served as CEO and a director of Select Therapeutics, a company trading on AMEX from January 1997 to May 2002.  Mr. Bender has been active in entrepreneurial, technology-based companies, primarily in the life sciences and health care field, since 1972. His professional focus has been on the assessment and development of new ventures. Mr. Bender has extensive experience in institutional and private venture capital, and has worked with Adler & Co. in New York City, N.Y. and Ventures West in Vancouver, B.C.. He has participated in the management or development of a number of privately held start-up companies and is active in the transfer of technology between corporations, and from academic institutions.

Executive Compensation

In this section, "Named Executive Officer" means the CEO, the CFO and each of the three most highly compensated executive officers of Thrilltime, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of Thrilltime at the end of the most recently completed financial year end.

W. Benjamin Catalano, President, CEO and CFO, and Ralph F. Proceviat, former President, Chairman of the Board and Treasurer, are the Named Executive Officers of Thrilltime for the purposes of the following disclosure.  The compensation paid to the Named Executive Officers during Thrilltime's three most recently completed financial years is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
W. Benjamin Catalano(1) President, CEO and CFO	2005 2004 2003	24,573 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ralph F. Proceviat(2) Former President, Chairman of the Board and Treasurer	2005 2004 2003	Nil 154,580 111,418	Nil Nil 74,260	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

________________

Notes:

(1)

W. Benjamin Catalano has been CFO of Thrilltime since December 14, 2004 and President and CEO of Thrilltime since January 12, 2005.

(2)

Ralph F. Proceviat served as President, Chairman of the Board and Treasurer of Thrilltime from July 3, 2002 to January 12, 2005.

Long-Term Incentive Plan Awards

A long term incentive plan or LTIP is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.  Thrilltime does not have an LTIP.

Stock Appreciation Rights

A stock appreciation right or SAR is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of Thrilltime's Shares.  No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

There were no share options granted to the Named Executive Officers during the financial year ended July 31, 2005.

There were no share options exercised by the Named Executive Officers during the financial year ended July 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

W. Benjamin Catalano, the President, CEO and CFO of Thrilltime works on a part-time basis for Thrilltime.  He has a consulting contract with Thrilltime and his compensation is less than $100,000 per year.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officers' responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which Thrilltime Directors were compensated by Thrilltime during the most recently completed financial year for their services in their capacity as directors or consultants, other than under the 2005 Share Option Plan, as defined below under Securities Authorized for Issuance Under Equity Compensation Plans.

There are no arrangements under which Thrilltime Directors were compensated by Thrilltime during the most recently completed financial year for their services in their capacity as directors or consultants other than incentive stock options.  No options were granted to directors who are not Named Executive Officers during the financial year ended July 31, 2005.  The value of any unexercised options held as of July 31, 2005 by directors who are not Named Executive Officers was nil.

Management Contracts

There are no management functions of Thrilltime, which are to any substantial degree performed by a person or company other than the directors or senior officers of Thrilltime.

Securities Authorized For Issuance Under Equity Compensation Plans

The only equity compensation plan Thrilltime has in place is the 2005 share option plan (the "Plan") which was previously approved by Shareholders on February 21, 2005.  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in Thrilltime and thereby encourage their continuing association with Thrilltime.  The Plan is administered by the Thrilltime Directors.  The Plan provides that options will be issued to directors, officers, employees (full and part-time) or consultants of Thrilltime or a subsidiary of Thrilltime. The Plan provides that the number of Thrilltime Shares issuable under the Plan, together with all of Thrilltime's other previously established or proposed share compensation arrangements, may not exceed 2,650,729 Thrilltime Shares.  All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the financial year ended July 31, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,900,000	$0.10	1,507,850
Equity compensation plans not approved by securityholders	None	n/a	n/a
Total:	1,900,000	$0.10	1,507,850

Subsequent to Thrilltime's financial year ended July 31, 2005, all options expired unexercised, and the outstanding unexercised options were placed back into the Plan so that the number of Thrilltime Shares issuable under the Plan may not exceed 2,650,729 Thrilltime Shares.

Indebtedness of Directors and Executive Officers

No directors, senior officers or their respective associates or affiliates, or other management of Thrilltime were indebted to Thrilltime as of the end of the most recently completed financial year or as at the date of this Circular.

Interest of Informed Persons in Material Transactions

To the knowledge of management of Thrilltime, no informed person (a director, officer or holder of 10% or more of the Thrilltime Shares) or nominee for election as a director of Thrilltime or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect Thrilltime or any of its subsidiaries during the financial year ended July 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

Appointment Of Auditor

Davidson & Company LLP, Chartered Accountants, P.O. Box 10372, Pacific Centre, 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for re-appointment as auditor of Thrilltime at a remuneration to be fixed by the directors.  Davidson & Company LLP has been auditor of Thrilltime since February 21, 2005.

At the Meeting, Shareholders will be asked to vote on the resolution to re-appoint Davidson & Company LLP as auditor of Thrilltime, as set out on Appendix C attached to this Circular.

Audit Committee and Relationship with Auditor

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires Thrilltime, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter.  A copy of the audit committee charter is attached as Appendix B to this Circular.

Composition of the Audit Committee

The current members of the audit committee are W. Benjamin Catalano, Darrel R. Taylor and Martin J.C. Woodward who are independent members of the audit committee.  All members are considered to be financially literate.  As Darrel R. Taylor, a current director of Thrilltime, is not standing for re-election as a director at the Meeting, Thrilltime will reappoint the members of the audit committee following the Meeting.

Audit Committee Oversight

The audit committee has not made any recommendations to Thrilltime's board of directors (the "Board") to nominate or compensate any external auditor.

Reliance on Certain Exemptions

Thrilltime's auditors, Davidson & Company LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company LLP to Thrilltime to ensure auditor independence.  The following table outlines the fees incurred with Davidson & Company LLP, who were appointed auditors of Thrilltime on June 15, 2005, for audit and non-audit services in the financial year ended July 31, 2005, and with KPMG LLP, the former auditor of Thrilltime, in the financial year ended July 31, 2004:

Nature of Services	Fees Paid to Auditor in Year Ended July 31, 2005	Fees Paid to Auditor in Year Ended July 31, 2004
Audit Fees(1)	$51,500	US$41,097
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	US$11,208
All Other Fees(4)	Nil	Nil
Total:	$51,500	US$52,305

________________

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of Thrilltime's consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees".  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

Exemption

Thrilltime is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.  This exemption allows a company to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 51-110.

Corporate Governance

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as Thrilltime.  In addition, the CSA has implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by Thrilltime of its corporate governance practices.  This section sets out Thrilltime's approach to corporate governance and addresses Thrilltime's compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with Thrilltime. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Thrilltime's business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of Thrilltime's internal control processes and management information systems. The plenary Board reviews executive compensation and recommends stock option grants.

The independent members of the Board are Darrel R. Taylor and Martin J.C. Woodward.

The non-independent director is W. Benjamin Catalano, the President, CEO and CFO of Thrilltime.

A majority of the Board is independent.

Directorships

W. Benjamin Catalano is a director of Pan African Mining Corp., Sacre Coeur Minerals, Ltd. and Royal Monashee Gold Corp., all reporting issuers.  See Appendix M – Information Concerning Newco – Directors, Officers and Promoters – Other Reporting Issuer Experience.

Martin J.C. Woodward is a director of Royal Monashee Gold Corp., a reporting issuer.  See Appendix M – Information Concerning Newco – Directors, Officers and Promoters – Other Reporting Issuer Experience.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on Thrilltime's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by Thrilltime's management and employees to give the directors additional insight into Thrilltime's business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by Thrilltime's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of Thrilltime.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole.  However, if there is a change in the number of directors required by Thrilltime, this policy will be reviewed.

Compensation

The Board determines compensation for the directors and CEO.

Other Board Committees

The Board has no other committees other than the audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

PARTICULARS OF MATTERS TO BE ACTED UPON – SPECIAL MEETING

Removal of Pre-Existing Company Provisions

Under the new BCBCA, every "pre-existing company" remains subject to certain "Pre-existing Company Provisions" unless such provisions are removed with the approval of the shareholders by way of special resolution.  Such Pre-existing Company Provisions include the following provisions relevant to Thrilltime:

•

The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  Under the BCBCA, a special resolution may be passed with a minimum two-thirds vote; and

•

A repurchase or redemption of shares can only be offered pro-rata to all shareholders.  This provision has been removed under the BCBCA.

In order to take full advantage of the flexibility offered by the BCBCA, the Thrilltime Board proposes to remove the Pre-existing Company Provisions in connection with the adoption by Thrilltime of a new form of Articles that incorporates provisions permitted under the BCBCA.  The new form of Articles was approved by the Shareholders at Thrilltime's AGM held on February 21, 2005. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by Shareholders, present in person or by proxy.

At the Meeting, Shareholders will be asked to vote on the special resolution to remove the Pre-existing Company Provisions of Thrilltime, as set out on Appendix C attached to this Circular.  The special resolution, if passed, will become effective immediately upon the filing of an alteration to the Notice of Articles with the Registrar.

The Board recommends that Shareholders vote in favour of the removal of the Pre-existing Company Provisions of Thrilltime.

Re-Approval of Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Thrilltime or any subsidiary, to act in the best interests of Thrilltime, the Shareholders adopted a Share Option Plan (the "Plan") on February 21, 2005.

Under the Plan, a maximum of 10% of the issued and outstanding common shares of Thrilltime at the time an option is granted, less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of Thrilltime's Board to eligible optionees (the "Optionees").  This type of Plan is called a "rolling" plan.  The Plan allows the Board to grant stock options to purchase up to an aggregate of 2,650,729 Thrilltime Shares.  During Thrilltime's financial year ended July 31, 2005, 1,900,000 options to purchase Thrilltime Shares at an average exercise price of $0.10 were exercisable.  Subsequent to July 31, 2005, all options expired unexercised.

Under TSX-V policy, the continuation of the Plan requires annual Shareholder approval at the annual meeting of Thrilltime by ordinary resolution. Thrilltime is of the view that the Plan permits it to attract and maintain the services of executives, employees and other service providers with other companies in the industry.  A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, Shareholders will be asked to vote on the resolution to re-approve the Plan, as set out on Appendix C attached to this Circular.

The Board recommends that Shareholders vote in favour of the continuation of the Plan.

The Investment

On May 26, 2006, Thrilltime and APT entered into a letter of intent (the "LOI") pursuant to which Thrilltime and APT committed to negotiate an agreement to complete the Investment.  Under the terms of the LOI, Thrilltime has made available to APT a line of credit (the "Loan") of up to $300,000, which Loan may be drawn down as to $50,000 every two weeks, which line of credit is convertible when drawn down in full into 4,000,000 APT Shares.  Thrilltime will enter into a Share Purchase Agreement pursuant to which Thrilltime has the right to acquire from treasury a further 48,007,297 APT Shares for an investment of $2,000,000.  For a full description of the Investment, see Appendix I – Information Concerning Thrilltime – The Investment.

The Thrilltime Directors have concluded that the Investment as described herein is in the best interests of Thrilltime and recommend that Shareholders approve the Investment.  At the Meeting, Shareholders will be asked to vote on the Investment Resolution, as set out on Appendix C attached to this Circular.

The Board recommends that Shareholders vote in favour of the Investment Resolution.

The Arrangement

In connection with the Investment, Thrilltime will enter into an Arrangement Agreement whereby all of its Shareholders will exchange all of their Thrilltime Shares for Newco Shares by way of Plan of Arrangement so that Thrilltime will become a wholly-owned subsidiary of Newco, and that the Newco Shares will be listed and posted for trading on the TSX-V.  For a full description of the Arrangement, see Appendix M – Information Concerning Newco – The Arrangement and Appendix F - Arrangement Agreement.

The Thrilltime Directors have concluded that the Arrangement as described herein is in the best interests of Thrilltime and recommend that Shareholders approve the Arrangement.  At the Meeting, Shareholders will be asked to vote on the Arrangement Resolution, as set out on Appendix C attached to this Circular.

The Board recommends that Shareholders vote in favour of the Arrangement Resolution.

PARTICULARS OF ANY OTHER MATERIAL FACTS

Private Placement

Concurrent with and as a condition precedent to the Investment, Thrilltime will complete a brokered Private Placement with Bolder Investment Partners Ltd., under which it will issue up to 25,000,000 units of Thrilltime at a price of $0.10 per unit for aggregate gross proceeds of up to $2,500,000. Each unit will consist of one Thrilltime Share and ½ of one share purchase warrant to acquire one Thrilltime Share exercisable at a price of $0.15 per share for a term of one year.  The underlying securities will not be subject to a hold period in accordance with the Securities Act and Exchange policies after giving effect to the Transaction.  The Agent will receive (i) a cash commission of 8% of the amount of funds raised as part of the Private Placement, (ii) broker warrants equal to 15% of the units placed for its services to acquire one Thrilltime Share for a period of one year at a price of $0.10 per unit, and (iii) a work fee of $10,000 plus GST.

The proceeds from the Private Placement will be used to meet TSX-V minimum listing requirements, to pay for the purchase price for the Investment and for general working capital.  The Private Placement is subject to acceptance by the TSX-V.  However, there can be no assurances as to the completion of the Private Placement or receipt of final acceptance by the TSX-V.

Sponsorship and Agent Relationship

Thrilltime will be entering into a sponsorship agreement (the "Sponsorship Agreement") with Bolder Investment Partners, Ltd. of Suite 800, 1450 Creekside Drive, Vancouver, British Columbia, V6J 5B3, who has agreed to act as sponsor to Thrilltime in connection with the proposed Transaction with APT on the basis that such transaction would constitute a "change of business" under the policies of the Exchange.  For acting as sponsor, the Sponsor will receive (i) a $30,000 cash fee (plus GST), (ii) a retainer of $10,000 for expenses incurred in connection with its engagement, and (iii) 500,000 Thrilltime Shares.

Neither Thrilltime nor APT is a related or connected issuer of the Sponsor.  Proceeds of the Private Placement may be applied to pay the Sponsor's fees and expenses for acting as Sponsor.

The Sponsor has agreed to conduct an investigation into the principals, business and affairs of Thrilltime sufficient to enable it to determine whether Thrilltime will meet the minimum listing requirements of the Exchange.  Thrilltime will prepare such disclosure documents and materials relating to the Transaction necessary to comply with Exchange policies.  Such disclosure documents and materials will be in form acceptable to the Sponsor, its legal counsel, the Exchange and any other applicable securities regulatory authorities.  The Sponsor will, subject to Thrilltime complying with the terms of the Sponsorship Agreement and the completion to the Sponsor's satisfaction of its due diligence review of Thrilltime, file with the Exchange a sponsorship acknowledgement form and a sponsor report as contemplated by Exchange policies.

Other Material Facts

There are no material facts about Thrilltime, APT, Newco or the Transaction that are not otherwise disclosed in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Thrilltime is included in Thrilltime's audited financial statements for the years ended July 31, 2005 and 2004, the accompanying auditor's report and management's discussion and analysis.  Copies of Thrilltime's most current interim financial statements and related management's discussion and analysis, and additional copies of this Circular, may be obtained from SEDAR at www.Sedar.com and upon request from Thrilltime's President at Suite 103, 4585 Canada Way, Burnaby, B.C., V5G 4L6 or , telephone number: (604) 294-8084 or fax number (604) 294-8709.

OTHER MATTERS

The Thrilltime Directors are not aware of other matters that they anticipate will come before the Meeting as of the date of this Circular.  The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, this 11th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"W. Benjamin Catalano" (signed)

W. Benjamin Catalano
President, CEO, CFO and Director

AUDITORS' CONSENTS

1.

Consent of Davidson & Company LLP, Thrilltime's current auditor;

2.

Consent of KPMG LLP, Thrilltime's former auditor; and

3.

Consent of BDO Dunwoody LLP, APT's current auditor.

DAVIDSON & COMPANY LLP	Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' CONSENT

We have read the Information Circular of Thrilltime Entertainment International, Inc. (the "Company") dated August 11, 2006 relating to the proposed acquisition of Advanced Proteome Therapeutics Inc.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Information Circular of our report to the directors of the Company on the balance sheet of the Company as at July 31, 2005 and the statements of operations and deficit and cash flows for the year ended July 31, 2005.  Our report is dated February 17, 2006 (except as to Note 15 which is as of August 11, 2006).

In addition, we consent to the use of our compilation report dated August 4, 2006 to the directors of the Company on the pro-forma balance sheet as at April 30, 2006.

(signed) "DAVIDSON & COMPANY LLP"
Vancouver, Canada	Chartered Accountants
August 11, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' CONSENT

The Board of Directors of ThrillTime Entertainment International, Inc.

We have read the Information Circular dated August 11, 2006 of ThrillTime Entertainment International, Inc. (the "Company") relating to the proposed acquisition of Advanced Proteome Therapeutics Inc.  We have complied with Canadian generally accepted standards for an auditor's involvement with this document.

We consent to the use in the above-mentioned Information Circular of our report to the shareholders of the Company on the consolidated balance sheet of ThrillTime Entertainment International, Inc. as of July 31, 2004, and the related consolidated statements of operations and deficit and cash flows for the year ended July 31, 2004.  Our report is dated September 30, 2004, except as to note 15 which is as of November 24, 2004.

(signed) "KPMG LLP"

Chartered Accountants

Vancouver, Canada

August 11, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

BDO	BDO Dunwoody LLP Chartered Accountants and Advisors	Royal Bank Plaza P.O. Box 32 Toronto, Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

AUDITORS' CONSENT

We have read the Information Circular (the "Circular") of Thrilltime Entertainment International, Inc. dated August 11, 2006 relating to the sale of 56% of the Common Shares (up to $2.3 million in consideration) of Advanced Proteome Therapeutics, Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the director of Advanced Proteome Therapeutics, Inc. (the "Company") on the balance sheet of the Company as at December 31, 2005 and the statements of operations and deficit and cash flows for the year ended December 31, 2005.  Our report is dated July 24, 2006.

(signed) "BDO DUNWOODY LLP"

Chartered Accountants

Toronto, Ontario

August 11, 2006

CERTIFICATE OF THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Thrilltime Entertainment International, Inc., assuming completion of the Transaction.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED:  August 11, 2006.

"W. Benjamin Catalano" (signed)
W. Benjamin Catalano President, Chief Executive Officer and Chief Financial Officer

"Darrel R. Taylor" (signed)	"Martin J.C. Woodward" (signed)
Darrel R. Taylor Director	Martin J.C. Woodward Director

CERTIFICATE OF ADVANCED PROTEOME THERAPEUTICS INC.

The foregoing as it relates to Advanced Proteome Therapeutics Inc. constitutes full, true and plain disclosure of all material facts relating to Advanced Proteome Therapeutics Inc.

DATED:  August 11, 2006

"Alexander (Allen) Krantz" (signed)
Alexander (Allen) Krantz President, Chief Executive Officer, Treasurer, Secretary and sole Director

APPENDICES

APPENDIX A -

GLOSSARY OF TECHNICAL TERMS

APPENDIX B -

AUDIT COMMITTEE CHARTER

APPENDIX C -

RESOLUTIONS TO BE PASSED BY THRILLTIME SHAREHOLDERS

APPENDIX D -

CEASE TRADE ORDER ISSUED BY THE BRITISH COLUMBIA SECURITIES COMMISSION

APPENDIX E -

CEASE TRADE ORDER ISSUED BY THE ALBERTA SECURITIES COMMISSION

APPENDIX F -

ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

APPENDIX G -

INTERIM ORDER AND NOTICE OF HEARING OF PETITION

APPENDIX H -

DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

APPENDIX I -

INFORMATION CONCERNING THRILLTIME

APPENDIX J -

FINANCIAL STATEMENTS OF THRILLTIME

APPENDIX K -

INFORMATION CONCERNING APT

APPENDIX L -

FINANCIAL STATEMENTS OF APT

APPENDIX M -

INFORMATION CONCERNING NEWCO

APPENDIX N -

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEWCO

APPENDIX A
GLOSSARY OF TECHNICAL TERMS

The following is a glossary of biotechnology and pharmaceutical terms used in this Circular:

affinity label

A substance composed of binding determinants (synonymous with the term affinity group) and a labeling entity.  The binding determinants confer affinity toward another substance through complementary interactions. The labeling entity is a potentially reactive group capable of becoming permanently attached to a target macromolecule.

binding determinants	Structural features that cause one substance to adhere to another through complementary interactions.
binding	Complementary contacts between two substances that lead to a stable, but not permanent, complex.
bonding	Permanent attachment between two substances as a result of a chemical reaction.
bioavailability	The percentage of drug delivered to the intended location in the body, typically the percentage absorbed into the blood from oral, pulmonary, transdermal, nasal, or injectable routes.
carrier (or drug carrier)	A substance that transports or delivers a drug to its intended target.
chemoselectivity and chemospecificity

Chemoselectivity is the preferential reaction of a chemical reagent with one of two or more similar functional groups. A reagent has a high chemoselectivity if reaction occurs with only a limited number of similar functional groups. A reagent is said to be chemospecific if it reacts with only one of a number of similar functional groups.

conjugamers	Drug conjugates that differ only in the points of attachment of drug to drug carrier.
combinatorial libraries	Large collections of molecules which result from the combining of several chemical building blocks in many different ways, usually through automation or robotics.
complementary	Designating or consisting of a structure containing atoms or groups, that are mutually attractive to those of another structure, resulting in a "good fit" between the two substances.
complementarity	The quality or state of being complementary.
druggable	Vulnerability to small molecule drugs.
deconvolution	To resolve and make intelligible an intricately involved data set.
disruptive technology	A technology, that when implemented as a product or service, eliminates existing markets, creates new markets, and/or drastically modifies market(s) structure(s).
drug conjugates	Substances that consist of a drug linked to another entity; i.e., a carrier or monoclonal antibody, for the purpose of improving the properties of the drug in vivo.
endogenous ligand binding sites (ELBS)	Sites of macromolecules that have evolved over billions of years to bind natural or endogenous ligands.

A-1

ELISA	Enzyme-linked immunosorbent assay that employs antibody conjugates.
epitope	A binding site, usually used in reference to an antibody binding site on an antigen.
genome	The total genetic constitution of a cell or organism.
genomics	The analysis of gene expression at the transcriptional level.
inhibitor	A chemical substance that decreases or abolishes the biological activity of the protein target to which it binds.
kinetics	Pertains to rates, or the speed at which reactions take place.
kinases	A superfamily of proteins involved in the pathophysiology of a number of disease states, each of which catalyzes the same type of chemical reaction.
labeling	Bonding, often with an entity that can be easily detected.
lead	A molecule of modest potency whose properties can be optimized through structural refinements, to produce a viable drug candidate.
libraries	Ensembles (collections) of molecules assembled for purposes of screening.
ligand	Any entity that binds to a macromolecule.
macromolecule	A very large molecule, such as a protein, oligonucleotide, polysaccharide, etc., composed of hundreds or thousands of atoms.
mapping	To discover and represent the features of binding sites on the surface of a protein target.
molecular modeling

A process whereby the three-dimensional architecture of molecules is interpreted or predicted, visually represented, and manipulated. Computer simulation of molecular structure, to predict and display shape, calculate minimum energy conformations and dynamic ranges, predict recognition sites, binding orientations, etc.

null site	A site, the occupancy of which, does not abolish the intrinsic activity of the protein.
PEG	Carriers that proteins attach to such as polyethylene glycols.
phage display

A process during which the phage, a bacterial virus, is made to expose or "display" different peptides or proteins including human antibodies on its surface. Through a variety of selection procedure, phages that "display" binders to specific target molecules of interest can be identified and isolated.

proteome	The total protein complement to the genome.
proteomics	The study of proteins and their expression in cells or tissues, particularly the functional consequences.
site-diversity	The number of sites of a macromolecule whose occupancy have functional consequences, and the extent to which they lack structural similarity.
target (or drug target)	A protein that is responsible for the manifestation of a therapeutically relevant disease or a toxic side effect.

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APPENDIX B
AUDIT COMMITTEE CHARTER

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Audit Committee of the Board of Directors

Charter

MANDATE

The purpose of the Audit Committee is to assist the Board of Directors' oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence and (d) the performance of the Company's audit. The Audit Committee will also supervise the preparation of all reports, including reports to Shareholders, required under applicable law.

In performing its duties, the Audit Committee will maintain effective working relationships with the Board of directors, management, and the external auditors. To effectively perform his or her role, each Audit Committee member will obtain an understanding of the detailed responsibilities of Audit Committee membership as well as the Company's business, operations and risks.

MEMBERSHIP

The Audit Committee will consist of at least three directors appointed by the Board. The membership of the Audit Committee will be guided by the applicable law and corporate governance recommendations of Multilateral Instrument 52 – 110 and any successors (MI).

Independence

No director who is an employee of the Company or any of its subsidiaries, affiliates or auditors may serve on the Audit Committee until three years after the termination of his or her employment. All members of the Audit Committee must satisfy the definition of independence contained in the MI.

Expertise of Audit Committee Members

Each member of the Audit Committee must be, or will become within a reasonable period of time after appointment, financially literate. At least one member of the Audit Committee will have accounting or related financial management expertise. The Board of Directors will interpret the qualifications of financial literacy and financial management expertise in its business judgement within the guidance provided by the MI and will determine whether a director meets these qualifications.

MEETINGS

The Audit Committee will meet in accordance with a schedule established each year by the Board, and at other times as determined by the Audit Committee. The Audit Committee will meet at least quarterly with the Company's management and with internal auditors (or those personnel responsible for the internal audit) and, at least annually, with the external auditor in separate executive sessions. A quorum of the Audit Committee is the attendance in person or by teleconference of at least two thirds of the members of the Audit Committee; where two thirds does not result in a whole number, the resulting number shall be rounded up to the next whole number.

ROLES AND RESPONSIBILITIES

Internal Control

•

Oversee, in consultation with the external auditors, the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company;

•

Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control and certain other matters;

•

Review and approve any related party transactions;

•

Review, as and when appropriate, whether management is setting the appropriate tone through its communication to company employees on the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

•

Consider the extent to which internal (if any) and external auditors should review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown; and

•

Gain an understanding of the extent which internal control recommendations made by external auditors have been implemented by management.

Financial Reporting

General

•

Review significant accounting and reporting issues, with particular note regarding the process for identifying the principal risks to accuracy of financial reporting and any changes of a material nature to the characterization of entries and accounts;

•

Ensure that the Audit Committee reviews and, where appropriate, recommends approval to the Board of all press releases relating to financial information such as financial statements and the Management Discussion and Analysis, projections or material otherwise involving information derived from the financial reports or the analytic reporting thereof, as well as financial information and guidance provided to analysts and rating agencies;

•

Review with the external auditors their proposed audit adjustments and any audit problems or difficulties and management's response thereto;

•

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements and critical accounting policies, and understand their impact on the financial statements;

•

Ask management and the external auditors about significant risks and exposures and the plans to minimize such risks, and

•

Ensure that disclosure in the Management Discussion & Analysis is balanced and fully responsive.

Annual and Interim Financial Statements

•

Review the  financial statements and determine whether they are complete and consistent with the information known to the Audit Committee members, and assess whether the financial statements reflect appropriate accounting principles;

•

Meet with management and the external auditors to review the annual financial statements and the results of the audit;

•

Meet with management and, if necessary, the external auditors to review the interim financial statements;

•

Review the annual and interim financial statements as the case may be and make recommendations thereon  to the Board;

•

Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

•

Focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves, and other commitments and contingencies;

•

Periodically obtain explanations from management on whether:

• Actual financial results for a period varied significantly from budgeted or projected results;
• Changes in financial ratios and relationships in the financial statements are consistent with changes in the Company's operations and financing practices;
• Generally accepted accounting principles have been consistently applied;
• There are any actual or proposed changes in accounting or financial reporting practices;
• There are any significant or unusual events or transactions;
• The Company's financial and operating controls are operating effectively;
• The Company has compiled with the terms of loan agreements or security indentures;

•

Understand how management develops and summarizes quarterly financial information and the extent to which the external auditors review quarterly financial information; and

•

Ensure appropriate review of accounting practices that relate to transfer pricing.

External Auditors

•

Review the external auditor's proposed audit scope and approach;

•

Oversee the work of the external auditors;

•

Review with the external auditor the quality, not just the acceptability, of the Company's accounting principles as applied to critical accounting policies and practices, alternative treatments of financial information that have been discussed with management and any other material communications with management;

•

Review and confirm the independence of the external auditors, including a review of the cost and nature of all non-audit services provided, all relationships between the Company and themselves and the auditors' assertion of their independence in accordance with professional standards;

•

Establish hiring policies for partners and employees or former partners and employees of the present and any former external auditors;

•

Retain and terminate the external auditor (subject to any applicable Board  or Shareholder approvals) and recommend to the Board the compensation for the external auditors;

•

Pre-approve all non- audit services provided by the external auditor in excess of 5% of the annual billings by the auditor to the Company. Pre-approval requirements may be met where the Committee establishes detail policies as to each service to be pre-approved and the Committee is informed of such services at its next meeting.  The Audit Committee may delegate this authority to one of the committee members, but not to management, provided the non-audit services in question are presented to the Committee at its next meeting;

•

Have the external auditor provide the Audit Committee with a summary of any investigation by governmental or professional authorities within the preceding five years, respecting any audits of the Company carried out by the external auditor, and any steps taken to deal with any issues raised by the inquiry or investigation; and

•

If conducted, have the external auditor advise the Audit Committee on the results of any quality-control review or peer review of the audit of the Company.

Other Responsibilities

•

Ensure that significant findings and recommendations made by management or  the external auditors are received and discussed on a timely basis;

•

If necessary, review the policies and procedures in effect for considering officers' expenses and perquisites;

•

Perform other oversight functions as requested by the full Board, such as appropriateness of staff and systems in the financial department;

•

Establish procedures for the receipt, retention and treatment of complaints and the confidential anonymous submission by employees of concerns about accounting, internal accounting controls or audit matters;

•

Meet periodically with management to review the Company's major financial risk exposures and to review relevant insurance coverage; and

•

Review and update this Charter, subject to the approval of the Board.

Reporting Responsibilities

•

Regularly update the Board of Directors about Audit Committee activities and make appropriate recommendations;

•

Maintain minutes of all meetings.

Compliance with Laws and Regulations

•

Periodically obtain updates from management regarding material compliance with applicable laws and regulations;

•

Review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statement;

•

Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

•

Review the findings of any examinations by regulatory agencies such as the British Columbia Securities Commission.

RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee has the authority, and will be provided with all resources that it reasonably requires, to discharge its responsibilities.  The Audit Committee may, as appropriate, engage at the expense of the Company outside auditors, independent legal counsel, and other experts or consultants for compensation that the Audit Committee deems appropriate. The Audit Committee may communicate directly with the internal or external auditors.

APPENDIX C
RESOLUTIONS TO BE PASSED BY THRILLTIME SHAREHOLDERS

Item 1 – Setting Number of Directors

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the number of directors of the Company be and is hereby set at four."

Item 2 – Election of Directors

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

2.

the following persons be and are hereby elected to the board of directors of the Company until the next annual general meeting of the Shareholders of the Company:

W. Benjamin Catalano
Alexander (Allen) Krantz
Robert Bender
Martin J.C. Woodward"

Item 3 – Appointment of Auditor

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

3.

Davidson & Company LLP, Chartered Accountants, be and is hereby re-appointed as auditor of the Company to hold office until the close of the next annual general meeting of the Company at a remuneration to be fixed by the directors of the Company."

Item 4 – Removal of Pre-Existing Company Provisions

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

4.

the Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer be applied to the Company;

5.

the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

6.

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's records office; and

7.

the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

Item 5 – Re-Approval of Share Option Plan

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

8.

the Company's share option plan dated for reference February 12, 2005, be and is hereby ratified and approved."

C-1

Item 6 – The Investment

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

9.

the acquisition by the Company of such number of shares of Advanced Proteome Therapeutics Inc. ("APT") as will result in the Company acquiring from treasury 48,007,297 common shares of APT in consideration of the investment of $2,000,000 (the "Investment"), as more particularly described in the information circular of the Company dated August 11, 2006, be and is hereby approved and authorized;

10.

the directors of the Company are hereby authorized and directed to take all such steps as may be necessary to effect the Investment by the Company; and

11.

any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all documents and do all other acts or things as he may determine to be necessary or advisable to give effect to the Investment, including, without limitation, executing any document or doing any other act or thing in furtherance of this resolution, provided that the directors of the Company may, at their discretion, revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Company."

Item 7 – The Arrangement

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

12.

the arrangement agreement (the "Arrangement Agreement") dated August 15, 2006 between the Company and Advanced Proteome Therapeutics Corporation ("Newco"), in the form attached as Appendix F to the information circular of the Company dated August 11, 2006, be and is hereby consented to, approved and adopted, with such alterations or modifications as may be approved by the directors of the Company;

13.

the plan of arrangement (the "Plan of Arrangement"), in the form attached as a schedule to the Arrangement Agreement, is hereby approved and the arrangement of the Company and its shareholders (the "Arrangement") in accordance with the Plan of Arrangement, be and is hereby authorized on the basis of the exchange of each issued and outstanding share in the capital of the Company (other than shares in respect of which a valid dissent has been filed and not withdrawn) for each share ("Newco Share") of a newly-formed company ("Newco"), resulting in the Company becoming a wholly-owned subsidiary of Newco and the issuance of the Newco Shares to the shareholders of the Company;

14.

the board of directors of the Company may decide not to proceed with the Arrangement and may terminate the Plan of Arrangement, or may amend it in accordance with its terms, without further notice to or approval of the shareholders of the Company at any time prior to the Arrangement becoming effective; and

15.

subject to paragraph 14 of this special resolution, any one director or officer of the Company is hereby authorized to do all things and to execute and deliver all such documents, agreements and instruments, under seal or otherwise, and to do all such other acts and things which he considers necessary or desirable to give effect to the foregoing transactions as such director or officer may determine appropriate."

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APPENDIX D
CEASE TRADE ORDER ISSUED BY THE BCSC

D-1

2005 BCSECCOM 718

Cease Trade Order

Hellix Ventures Inc.
Nova Growth Corp.
Thrilltime Entertainment International, Inc.
Upland Global Corporation
(each referred to separately as the Reporting Issuer)

Section 164 of the Securities Act, R.S.B.C. 1996, c. 418

Each Reporting Issuer has not filed:

1.

a comparative financial statement for its financial year ended July 31, 2005, as required under Part 4 of National Instrument (NI) 51-102, and

2.

a Form 51-102F1 Management's Discussion and Analysis for the period ended July 31, 2005, as required under Part 5 of NI 51-102.

(the required records).

Under section 164(1) of the Act, the Executive Director orders that all trading in the securities of each Reporting Issuer cease until:

1.

it files the required record, completed in accordance with the Act and rules, and

2.

the Executive Director makes an order under section 164 of the Act revoking this order as it applies to each Reporting Issuer.

Despite this order, a beneficial shareholder of each Reporting Issuer who is not, and was not at the date of this order, an insider or control person of that Reporting Issuer, may sell securities of each Reporting Issuer acquired before the date of this order, if:

1.

the sale is made through a market outside Canada,

2.

the sale is made through an investment dealer registered in British Columbia, and

3.

the investment dealer maintains a record of the details of the sales made under this provision.

December 6, 2005

Michael L. Moretto, CA, CPA (Illinois)
Manager
Corporate Finance

D-2

APPENDIX E
CEASE TRADE ORDER ISSUED BY THE ASC

E-1

I.D. 1085167

File# B25813

ALBERTA SECURITIES COMMISSION

CEASE TRADE ORDER

Citation: ThrillTime Entertainment International, Inc., Re, 2006 ABASC 1191Date: 20060324

Section 198 of the Securities Act,
R.S.A. 2000, c. S-4 (the "Act")

ThrillTime Entertainment International, Inc.
(the "Company")

1.

UPON this matter coming on for hearing pursuant to a Notice of Hearing dated March 10, 2006 ("Notice of Hearing");

2.

AND UPON proof of service of said Notice of Hearing upon the Company;

3.

AND UPON hearing staff for the Alberta Securities Commission ("Commission");

4.

AND UPON it appearing that the Company has neglected or failed to file with the Executive Director annual audited financial statements for the year ended July 31, 2005 and interim unaudited financial statements for the issuer's interim period ended on October 31, 2005;

5.

IT IS ORDERED, under section 198 of the Act, that trading cease in respect of the securities of the Company until further order of the Commission or until this order has been revoked as provided below;

6.

PURSUANT to subsection 22(4) of the Act, any one of: the Executive Director; the Director, Corporate Finance; the Associate Directors, Corporate Finance; or the Managers, Corporate Finance is authorized to revoke this order.

Calgary Alberta, 24 March 2006.

)

)

)

)

"Original signed by"

)

Glenda A. Campbell, Q.C., Vice-Chair

)

)

)

"Original signed by"

)

Stephen R. Murison, Vice-Chair

)

E-2

APPENDIX F
ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 15th day of August, 2006.

BETWEEN:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC., a corporation existing under the Business Corporations Act (British Columbia)

("ThrillTime")

AND:

ADVANCED PROTEOME THERAPEUTICS CORPORATION, a corporation existing under the Business Corporations Act (British Columbia)

("APT")

WHEREAS:

(A)

ThrillTime and APT have agreed to proceed with a corporate restructuring by way of a plan of arrangement whereby:

(i)

all of the issued and outstanding common shares of ThrillTime will be exchanged for common shares of APT; and

(ii)

the common shares of ThrillTime will be delisted from the NEX board of the TSX Venture Exchange (the "Exchange") and the common shares of APT will be listed on the Exchange as a Tier 2 issuer;

(B)

ThrillTime proposes to convene a meeting of its shareholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

(C)

Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1

Definitions:  In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)

"Agreement" means this agreement including the exhibits attached hereto as the same may be supplemented or amended from time to time;

(b)

"APT" means Advanced Proteome Therapeutics Corporation, a wholly owned subsidiary of ThrillTime, existing under the BCBCA;

(c)

"APT Shares" means the common shares without par value which APT is authorized to issue as the same are constituted on the date hereof;

(d)

"Arrangement" means the arrangement pursuant to Part 9, Division 5 of the BCBCA as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(e)

"Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(f)

"BCBCA" means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

(g)

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, BC;

(h)

"Charter Documents" means Articles and the related Notice of Articles under the BCBCA;

(i)

"Closing Date" means the last Business Day preceding the Effective Date;

(j)

"Court" means the Supreme Court of British Columbia;

(k)

"Effective Date" means the date upon which the Final Order is deposited at the records offices of ThrillTime and APT by direction of their respective boards;

(l)

"Exchange" means the TSX Venture Exchange;

(m)

"Final Order" means the final order of the Court approving the Arrangement;

(n)

"Interim Order" means the interim order of the Court providing advice and directions in connection with the ThrillTime Meeting and the Arrangement;

(o)

"Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(p)

"Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit I as the same may be amended from time to time;

(q)

"ThrillTime" means Thrilltime Entertainment International, Inc., a company existing under the provisions of the BCBCA;

(r)

"ThrillTime Meeting" means the annual and special meeting of the shareholders of ThrillTime and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(s)

"ThrillTime Shares" means the common shares without par value that ThrillTime is authorized to issue as the same are constituted on the date hereof;

(t)

"Registrar" means the Registrar of Companies under the BCBCA; and

1.2

Currency:  All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3

Interpretation Not Affected by Headings:  The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement.  The terms "this Agreement", "hereof', "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4

Number and Gender:  In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5

Date for any Action:  In the event that any date on which any action is required to be taken hereunder by ThrillTime or APT is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6

Meaning:  Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7

Exhibits:  Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

ARTICLE 2
ARRANGEMENT

2.1

Arrangement:  The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2

Effective Date of Arrangement:  The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3

Commitment to Effect:  Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than September 30, 2006 or by such other date as ThrillTime and APT may determine, and in conjunction therewith to cause the conditions described in §5.1 to be complied with prior to the Effective Date.  Without limiting the generality of the foregoing, ThrillTime shall proceed forthwith to apply for the Interim Order and, upon obtaining it, ThrillTime shall call the ThrillTime Meeting.

2.4

Filing with Registrar:  Subject to the rights of termination contained in Article 6 hereof, upon the shareholders of ThrillTime approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, ThrillTime obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, ThrillTime on its behalf and on behalf of APT shall file with the Registrar the records and information required by the Registrar pursuant to the Arrangement Provisions.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties:  Each party hereby represents and warrants to the other party that:

(a)

it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)

it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it;

(c)

neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Charter Documents or other constating or governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)

no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1

Covenants:  Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement, including without limitation the surrender by ThrillTime as soon as practicable after the Effective Date of the one APT Share registered in the name of ThrillTime to APT for cancellation and the removal by APT of the name of ThrillTime from the securities register of APT.

4.2

Interim Order and Final Order:  The parties acknowledge that ThrillTime will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the ThrillTime Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement.  The parties each covenant and agree that if the approval of the Arrangement by the shareholders of ThrillTime as set out in §5.1(b) hereof is obtained, ThrillTime will thereafter (subject to the exercise of any discretionary authority granted to ThrillTime's directors by the shareholders of ThrillTime) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in §2.4 with the Registrar.

ARTICLE 5
CONDITIONS

5.1.

Conditions Precedent:  The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to ThrillTime;

(b)

the Arrangement and this Agreement, with or without amendment, shall have been approved at the ThrillTime Meeting by the shareholders of ThrillTime in accordance with the Arrangement Provisions, the Charter Documents of ThrillTime, the Interim Order and the requirements of any applicable regulatory authorities;

(c)

the Final Order shall have been obtained in form and substance satisfactory to ThrillTime and APT;

(d)

the Exchange shall have conditionally approved the Arrangement, including the delisting of the ThrillTime Shares and the listing of the APT Shares issuable under the Arrangement, subject to compliance with the requirements of the Exchange;

(e)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to ThrillTime and APT;

(f)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement;

(g)

notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by shareholders of ThrillTime holding greater than 5% of the outstanding ThrillTime Shares; and

(h)

this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in §§(a), (b), (c), (d), (e) and (i), which may not be waived, any of the other conditions in this §5.1 may be waived by either ThrillTime or APT at its discretion.

5.2

Pre-Closing:  Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Lang Michener LLP, 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at 10:00 a.m. on the Closing Date, or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)

the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)

written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3

Merger of Conditions:  The conditions set out in §5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4

Merger of Representations, Warranties and Covenants:  The representations and warranties in §3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenant in §4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1

Amendment:  Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the ThrillTime Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders of ThrillTime.

6.2

Termination:  Subject to §6.3, this Agreement may at any time before or after the holding of the ThrillTime Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of ThrillTime without further action on the part of the shareholders of ThrillTime, or by the Board of Directors of APT without further action on the part of the sole shareholder of APT, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of ThrillTime or APT to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3

Cessation of Right:  The right of ThrillTime or APT or any other party to amend or terminate the Plan of Arrangement pursuant to §6.1 and §6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1

Notices:  All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or telecopied, addressed as follows:

in the case of ThrillTime:

103 – 4585 Canada Way
Burnaby, BC
V5G 4L6

Attention:  Benjamin Catalano, President
Facsimile:  604.294.8709

in the case of APT:

103 – 4585 Canada Way
Burnaby, BC
V5G 4L6

Attention:  President
Facsimile:  604.294.8709

in each case with a copy to:

Lang Michener LLP
1500 - 1055 West Georgia Street
Vancouver, BC
V6E 4N7

Attention:  David J. Cowan
Facsimile:  604.691.7356

7.2

Assignment:  Neither one of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.

7.3

Binding Effect:  This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4

Waiver:  Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5

Governing Law:  This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.6

Counterparts:  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7

Expenses:  All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense.

7.8

Entire Agreement:  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understanding, negotiations and discussions, whether oral or written, of the parties.

7.9

Time of Essence:  Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Per:

"W. Benjamin Catalano" (signed)

Authorized Signatory

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Per:

"Alexander (Allen) Krantz" (signed)

Authorized Signatory

EXHIBIT I

TO THE ARRANGEMENT AGREEMENT

DATED AS OF THE 15TH DAY OF AUGUST, 2006 BETWEEN

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. AND

ADVANCED PROTEOME THERAPEUTICS CORPORATION

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions:  In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)

"APT" means Advanced Proteome Therapeutics Corporation, a wholly owned subsidiary of ThrillTime existing under the BCBCA;

(b)

"APT Shares" means the common shares without par value which APT is authorized to issue as the same are constituted on the date hereof;

(c)

"Arrangement" means the arrangement under the Arrangement Provisions on the terms and conditions set out herein;

(d)

"Arrangement Agreement" means the arrangement agreement dated as of August 15th, 2006 between ThrillTime and APT to which this exhibit is attached, as may be supplemented or amended from time to time;

(e)

"Arrangement Provisions" means Part 9, Division 5 of the BCBCA;

(f)

"BCBCA" means the Business Corporations Act, S.B.C. 2002, c.57, as amended;

(g)

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, BC;

(h)

"Court" means the Supreme Court of British Columbia;

(i)

"Effective Date" means the date upon which the Final Order is deposited at the records offices of ThrillTime and APT by direction of their respective boards;

(j)

"Exchange" means the TSX Venture Exchange;

(k)

"Final Order" means the final order of the Court approving the Arrangement;

(l)

"Interim Order" means the interim order of the Court providing advice and directions in connection with the ThrillTime Meeting and the Arrangement;

(m)

"Plan of Arrangement" means this Plan of Arrangement, as the same may be amended from time to time;

(n)

"Registrar" means the Registrar of Companies under the BCBCA;

(o)

"ThrillTime" means Thrilltime Entertainment International, Inc., a company existing under the BCBCA;

(p)

"ThrillTime Meeting" means the annual and special meeting of the shareholders of ThrillTime and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(q)

"ThrillTime Shares" means the common shares without par value which ThrillTime is authorized to issue as the same are constituted on the date hereof;

(r)

"ThrillTime Warrants" means the common share purchase warrants outstanding as of the Effective Date entitling the holders to acquire ThrillTime Shares in accordance with the terms and conditions contained in the certificates representing the ThrillTime Warrants;

(s)

"Transfer Agent" means Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

1.2

Interpretation Not Affected by Headings:  The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof', "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number and Gender:  Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4

Meaning:  Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

Arrangement Agreement:  This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1

The Arrangement:  On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of ThrillTime or APT, but subject to the provisions of Article 5:

(a)

each ThrillTime Share issued and outstanding on the Effective Date shall be exchanged for one APT Share and subject to the provisions of Article 5, such shareholders of ThrillTime shall cease to be the holders of the ThrillTime Shares so exchanged.  The name of each shareholder of ThrillTime who is so deemed to exchange his ThrillTime Shares shall be removed from the central securities register of ThrillTime Shares with respect to the ThrillTime Shares so exchanged, and the name of APT shall be substituted for the names of such members of ThrillTime in the register of ThrillTime, whereupon all of the issued and outstanding ThrillTime Shares shall be registered in the name of APT in the central securities register of ThrillTime Shares;

(b)

the APT Shares issued to the shareholders of ThrillTime in exchange for the ThrillTime Shares as described in §3.1(a) shall be registered in the names of the former holders of ThrillTime Shares; and

(c)

each ThrillTime Warrant outstanding on the Effective Date shall be exercisable into APT Shares on the same terms and conditions with respect to exercise price and expiry as are applicable to the right to acquire ThrillTime Shares prior to the Effective Date.

3.2

Deemed Fully Paid and Non-Assessable Shares:  All APT Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.3

Arrangement Effectiveness:  The Arrangement shall become final and conclusively binding on the shareholders of ThrillTime and the shareholders of APT and each of ThrillTime and APT on the Effective Date.

3.4

Supplementary Actions:  Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of ThrillTime and APT shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES

4.1

ThrillTime Share Certificates:  Subject to the provisions of Article 5, as of the Effective Date, the certificates that immediately prior to the Effective Date represented ThrillTime Shares shall cease to represent any right other that the right to receive the same number of APT Shares as the number of ThrillTime Shares that such certificate represented immediately prior to the Effective Date.

4.2

As soon as practicable following the Effective Date, ThrillTime shall issue to APT a share certificate registered in the name of APT representing the ThrillTime Shares acquired by APT as a result of the share exchange described in §3.1(a).

4.3

APT Share Certificates:  As soon as practicable following the Effective Date, APT shall cause to be issued to the registered holders of ThrillTime Shares as of the Effective Date, share certificates representing the APT Shares of which each such shareholder of ThrillTime will be the registered holder at the close of business on the Effective Date, and shall cause such share certificates to be delivered or mailed to such registered shareholders.

ARTICLE 5
RIGHTS OF DISSENT

5.1

Dissent Right:  Notwithstanding §3.1 hereof, holders of ThrillTime Shares may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively the "Dissent Procedures").

5.2

Dealing with Dissenting Shares:  Shareholders of ThrillTime who duly exercise Dissent Rights with respect to their ThrillTime Shares ("Dissenting Shares") and who:

(a)

are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to ThrillTime for cancellation immediately before the Effective Date; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting shareholder of ThrillTime and shall receive APT Shares on the same basis as every other non-dissenting shareholder of ThrillTime.

5.3

Reservation of APT Shares:  If a shareholder of ThrillTime exercises the Dissent Right, APT will not issue to such dissenting shareholder the APT Shares for which the dissenting shareholder's ThrillTime Shares would have been exchanged under the Arrangement until such time as it is determined that the dissenting shareholder of ThrillTime is not entitled to be paid for his Dissenting Shares, in which event APT will cause to be issued to such shareholder the APT Shares to which such shareholder is entitled under the Arrangement.  If a shareholder of ThrillTime duly complies with the Dissent Procedures and is ultimately entitled to be paid for his Dissenting Shares, then APT shall have no obligation to cause to be issued to such shareholder any APT Shares.

ARTICLE 6
REFERENCE DATE

6.1

Reference Date:  This Plan of Arrangement is dated for reference August 15th, 2006.

APPENDIX G
INTERIM ORDER AND NOTICE OF HEARING OF PETITION

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY AUG 21 2006

No. S-065347

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PETITIONER

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
BETWEEN THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. and
ADVANCED PROTEOME THERAPEUTICS CORPORATION

INTERIM ORDER

BEFORE MASTER BOLTON	) ) )	MONDAY, THE 21ST DAY OF AUGUST, 2006

THE APPLICATION WITHOUT NOTICE of the Petitioner, Thrilltime Entertainment International, Inc. coming on for hearing at Vancouver, British Columbia on this 21st day of August, 2006, AND UPON HEARING R. Jennifer Smith, counsel for the Petitioner, and UPON READING the Petition and the Affidavit of W. Benjamin Catalano sworn and filed, and the pleadings and proceedings had and taken herein THIS COURT ORDERS that:

1.

The petitioner, Thrilltime Entertainment International, Inc. (the "Petitioner"), shall be permitted to call, hold and conduct an annual and special meeting (the "Meeting") of the shareholders of the Petitioner to be held in Vancouver, British Columbia, on September 15, 2006, or any adjournment thereof or, in any event within 60 days of the date of this Order, for the purposes of considering and, if deemed appropriate, approving and adopting, with or without variation, by way of special resolution (the "Arrangement Resolution"), to be passed by a majority of two-thirds (2/3) of the votes cast by eligible shareholders present in person or by proxy at the Meeting, an Arrangement Agreement and a Plan of Arrangement (the "Arrangement") pursuant to s.291(2) of the BCA, a copy of which Arrangement is attached as Appendix F to the Information Circular of the Petitioner (the "Information Circular") which is attached as Exhibit "A" to the Affidavit of W. Benjamin Catalano sworn August 18, 2006 (the "Catalano Affidavit").

2.

The Meeting shall be called, held and conducted in accordance with the provisions of the BCA, the Notice of Articles and the Articles of the Petitioner, subject to the terms of this order.

3.

The following documents substantially in the form attached as Exhibits "A" and "B" to the Catalano Affidavit, being:

Exhibit:
"A"

Information Circular of the Petitioner with attachments including the Notice of Annual and Special Meeting of Shareholders, the Interim Order and the Notice of Hearing of Petition; and

"B"

Form of proxy;

(collectively referred to as the "Materials"), are approved for use in connection with the Meeting, with such amendments thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order.

4.

The record date for determination of shareholders entitled to receive the Materials and to vote at the Meeting shall be at the close of business (Pacific Time) on August 11, 2006 (the "Record Date").

5.

The Materials, with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, and a copy of this Interim Order, be sent to:

(a)

all persons who are shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal, by one or more of the of the following methods:

(i)

by prepaid ordinary mail, addressed to each shareholder at its address registered on the share register of the Petitioner;

(ii)

by delivery, in person or by courier service, to the addresses specified in 3(a)(i) above; or

(iii)

by facsimile transmission to any shareholder who identifies itself to the satisfaction of the Petitioner who requests such facsimile transmission and, if required by the Petitioner, is prepared to pay the charges for such facsimile transmission; and

(b)

to the directors and auditors of the Petitioner, by mailing the Materials by prepaid ordinary mail to such persons at least twenty-one (21) days prior to the date of the Meeting;

and, that compliance with this paragraph shall constitute good and sufficient notice of the Meeting and shall constitute good and sufficient service of the Notice of Hearing of Petition and the Interim Order upon all persons who are entitled to receive such notice of these proceedings and no other form of service need be made and that such service in the case of mailing or delivery pursuant to paragraph 5(a)(i) or (ii) of this order shall be effective on the fifth day after the Notice of Hearing of Petition and this Interim Order are so mailed or delivered and in the case of facsimile transmission service shall be effective upon transmission thereof.

6.

Proof of mailing, delivery or facsimile transmission of the Materials shall be an Affidavit in the name of the person who causes the Materials to be mailed, delivered or transmitted.

7.

No material other than that contained in the Materials needs to be provided to the shareholders of the Petitioner or any other person, in respect of these proceedings and, in particular, service of this Petition, and the accompanying affidavits and additional affidavits as may be filed, is dispensed with.  Any shareholder of the Petitioner or any other person affected by these proceedings who files and delivers to counsel for the Petitioner an appearance herein, shall be entitled to receive documents filed in these proceeding after the date the appearance is filed and delivered.

8.

The quorum required at the Meeting shall be the quorum required by the Articles of the Petitioner, being two persons present at the commencement of the Meeting and being, or representing by proxy, shareholders holding at least 10% of the issued shares entitled to vote at the Meeting.

9.

Once commenced, the Meeting may be adjourned from time to time and no further notice of such adjournment, or the holding of any adjourned meeting or meetings, need be given thereafter unless the period of adjournment is greater than 30 days.

10.

The shareholders shall be permitted to dissent with respect to the Arrangement in accordance with the provisions of the Dissenters' Rights contained in the Materials so long as such dissenting shareholder does not vote any of his or her shares of the Petitioner in favour of the special resolution, has provided written objection to the special resolution and has delivered such written objection to the Petitioner in accordance with the Materials no later than 48 hours prior to the time fixed for the Meeting, and otherwise complies with the requirements of the Dissenters' Rights and provided that the Arrangement becomes effective.

11.

If the Arrangement, with or without variation, is approved and adopted by a special resolution of the shareholders of the Petitioner at the Meeting then, unless the directors of the Petitioner by resolution determine to abandon the Arrangement, and subject to all other conditions to the completion of the Arrangement being met or waived, the Petitioner shall be at liberty to apply to this Court on September 15, 2006, following the Meeting, or at such later date as this Court may on application of the Petitioner direct, for an Order approving the Arrangement and for the purpose of effecting the Arrangement by filing a Notice of Alteration of the Petitioner with the Registrar of Companies under the BCA, without further notice to the shareholders of the Petitioner.

12.

The Petitioner shall not be required to comply with Rule 51A of the Rules of Court in relation to the hearing for the final order approving the Arrangement.

13.

Should the hearing to approve the Plan of Arrangement not take place on September 15, 2006, the Petitioner shall give notice of a new hearing date by issuance of a press release in the manner normally undertaken by the Petitioner, at least 2 days prior to the new hearing date.

14.

The accidental omission to give notice of the Meeting, or the non-receipt of such notice by one or more persons to whom such notice is to be given as provided in this Order, shall not invalidate any resolution passed or proceeding taken at the Meeting.

15.

The Petitioner, its shareholders, directors, and auditors have liberty to apply for such further order or orders as may be appropriate.

BY THE COURT

(signed) "Master Bolton"

Deputy District Registrar

APPROVED AS TO FORM:

(signed) "R. Jennifer Smith"

Counsel for the Petitioner

ENTERED AUG 21 2006 VANCOUVER REGISTRY VOL S1402 FOL 151

VANCOUVER AUG 21 2006 REGISTRY

No. S-065347
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PETITIONER

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE
BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
BETWEEN THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. and
ADVANCED PROTEOME THERAPEUTICS CORPORATION

NOTICE OF HEARING OF PETITION

TO:

It is not intended to serve this notice on any person

THE APPLICATION without notice of the Petitioner dated August 18, 2006 will be heard in chambers at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on Monday, August 21, 2006, at the hour of 9:45 a.m.

This matter is unopposed, by consent or without notice.

It is estimated that the hearing of the application will take 5 minutes.

This matter is within the jurisdiction of the master.

Dated  August 21, 2006

(signed) "R. Jennifer Smith"

Lang Michener, LLP

Solicitors for the Petitioner

This Notice of Hearing of Petition is filed and delivered by R. Jennifer Smith of the firm of Lang Michener llp, solicitor for Petitioner, whose place of business and address for delivery is 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C., V6E 4N7, Tel: (604) 689-9111; Fax: (604) 685-7084.

APPENDIX H
DISSENT RIGHTS UNDER THE BCBCA

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the comp any to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX I
INFORMATION CONCERNING THRILLTIME

Corporate Structure and Principal Business of Thrilltime

Thrilltime was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd. with an authorized share structure of 50,000,000 common shares without par value.  Thrilltime changed its name to Newera Capital Corporation on April 5, 1994, and on August 12, 1997, changed its name to Thrilltime Entertainment International, Inc. The principal executive office of Thrilltime is located at Suite 103, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6.  The registered office of Thrilltime is located at #1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

The memorandum of Thrilltime was amended on January 22, 1999 to increase the authorized share structure from 50,000,000 to 100,000,000 common shares without par value.  At the Annual and Special Meeting of Shareholders held on February 21, 2005, the Shareholders approved (i) a 15 (old) for 1 (new) share consolidation, (ii) an increase in Thrilltime's authorized share structure from 100,000,000 common shares without par value to no maximum number of common shares without par value, and (iii) the adoption of new Articles.  Thrilltime, however, did not proceed with the 15 for 1 share consolidation.  As at the date of this Circular, the authorized share structure of Thrilltime consists of no maximum number of common shares without par value, of which 26,507,297 common shares without par value were issued and outstanding.

Thrilltime's common shares commenced trading on the Vancouver Stock Exchange, now the TSX-V, on September 14, 1989.  On December 5, 2005, trading in Thrilltime Shares on the TSX-V was halted and a cease trade order was issued on December 6, 2006 by the British Columbia Securities Commission against Thrilltime for failure to file annual audited financial statements for the year ended July 31, 2005, in the required time period.  See Appendix D – Cease Trade Order Issued by the British Columbia Securities Commission.  The Alberta Securities Commission subsequently issued a cease trade order against Thrilltime on March 24, 2006 for the similar reason.  See Appendix E – Cease Trade Order Issued by the Alberta Columbia Securities Commission.  Trading in Thrilltime Shares on the TSX-V remain halted on March 24, 2006 for failure to file annual audited financial statements for the year ended July 31, 2005 and interim unaudited financial statements for the three months ended on October 31, 2005, in the required time periods.  On April 19, 2006, Thrilltime's listing was transferred to the NEX board of the TSX-V for failure to maintain the requirements for a TSX-V Tier 2 company, and its trading symbol changed to THL.H.  The Thrilltime Shares remain suspended pending receipt and review by the British Columbia Securities Commission and Alberta Securities Commission of a reactivation application.

Thrilltime's common shares were quoted on the National Securities Dealers' Association OTC Bulletin Board since January 15, 1996, however, they are now quoted on the Pink Sheets under the symbol, THLLF.

Until December 30, 2005, Thrilltime had three wholly-owned subsidiaries: Superstar Dragsters, Inc., Skycoaster, Inc., and Thrilltime Entertainment (US), Inc., all Nevada corporations, at which time all three subsidiaries were dissolved.  See General Development of the Business – History below.

General Development of the Business

History

Thrilltime was incorporated on August 29, 1988, as a British Columbia company under the name Aramis Ventures Ltd.  In 1992, under new management, Thrilltime changed the nature of its business from mineral exploration to designing, manufacturing and marketing amusement park rides. Thrilltime discontinued all of its mineral exploration activities in connection with its change of business. On April 5, 1994, Thrilltime changed its name to Newera Capital Corporation and on August 12, 1997, Thrilltime changed its name to its current name.

Thrilltime, through its wholly-owned subsidiaries, Superstar Dragsters, Inc., Skycoaster, Inc., and Thrilltime Entertainment (US), Inc., was in the business of designing, prototyping, manufacturing and selling actual experience amusement rides for destination and regional amusement thrill parks and family fun centers.  During the financial year ended July 31, 2005, Thrilltime sold all of its assets of its wholly-owned operating subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. in exchange for a release of Thrilltime's outstanding obligations to Fitraco N.V.  On December 30, 2005, Thrilltime's three subsidiaries were dissolved.

The Investment

Details of the Investment

Thrilltime wishes to invest in APT and change its business to the current business of APT.  On May 26, 2006, Thrilltime entered into a letter of intent with APT pursuant to which Thrilltime and APT committed to negotiate an agreement to complete the Investment.  Thrilltime will acquire from treasury such number of APT Shares as will result in Thrilltime owning 56% of the outstanding APT Shares for an aggregate investment of $2,300,000 and the current shareholder of APT will continue to hold the remaining 44% interest in APT.  As a result,

•

Thrilltime has made available to APT a line of credit (the "Loan") of up to $300,000, which Loan may be drawn down as to $50,000 every two weeks, which line of credit is convertible when drawn down in full into 4,000,000 APT Shares; and

•

Thrilltime will enter into a share purchase agreement (the "Share Purchase Agreement") whereby Thrilltime shall have the right to acquire from treasury a further 48,007,297 APT Shares for an investment of $2,000,000.

Prior to completion of such transactions, Thrilltime will transfer all of its rights and interest under the Loan and the Share Purchase Agreement to its wholly-owned subsidiary, Newco. Concurrent with the Investment, the Shareholders of Thrilltime will exchange all of their Thrilltime Shares for Newco Shares by way of Plan of Arrangement so that Thrilltime will become a wholly-owned subsidiary of Newco and the current Shareholders of Thrilltime will become shareholders of Newco.  Thrilltime has applied to the Exchange to have the shares of Newco listed on the Exchange.  See Appendix M – Information Concerning Newco – The Arrangement.

Concurrent with and as a condition precedent to the Investment, Thrilltime will complete a Private Placement, under which it will issue up to 25,000,000 units of Thrilltime at a price of $0.10 per unit, each unit comprising one Thrilltime Share and one-half of one share purchase warrant exercisable at a price of $0.15 per share for a term of one year, for gross proceeds of up to $2,500,000.  The underlying securities will not be subject to a hold period in accordance with the Securities Act and Exchange policies after giving effect to the Transaction.  Under the terms of the subscription agreements, the proceeds from the Private Placement will be refunded to the subscribers in circumstances where the Investment does not complete by September 18, 2006.  The Agent will act as agent and will receive (i) a cash commission of 8% of the amount of funds raised as part of the Private Placement, (ii) broker warrants equal to 15% of the units placed for its services to acquire one Thrilltime Share for a period of one year at a price of $0.10 per unit, and (iii) a work fee of $10,000 plus GST. See Particulars of Any Other Material Facts – Private Placement in the main body of the Circular.

The Agent has also agreed to act as sponsor to Thrilltime in connection with the proposed transactions with APT on the basis that such transactions would constitute a "change of business" under the policies of the Exchange.  Under the terms of that engagement, the Agent will receive (i) a $30,000 cash fee (plus GST), (ii) a retainer of $10,000 for expenses incurred in connection with its engagement, and (iii) 500,000 Thrilltime Shares.  See Particulars of Any Other Material Facts – Sponsorship and Agent Relationship in the main body of the Circular.

Procedure for the Investment to Become Effective

Procedural Steps

The following procedural steps must be taken in order for the Investment to become effective:

1.

the Investment must be approved by the Shareholders; and

2.

all conditions precedent to the Investment, as set forth in the Share Purchase Agreement, must be satisfied or waived by the appropriate party.

Approval of Shareholders

The Investment Resolution must be approved by a simple majority of the votes cast by the Shareholders in person or by proxy.  The Investment Resolution authorizes the Thrilltime Directors, at their discretion, to revoke the Investment Resolution before it is acted upon without further approval or authorization of the Shareholders.  See Appendix C to this Circular for the full text of the Investment Resolution.

Regulatory Approvals

It is a mutual condition of the Investment that requisite regulatory approvals be obtained prior to the Closing Date.  It is anticipated that Thrilltime will have made application to all applicable regulatory authorities prior to the Closing Date in order to obtain all approvals required with respect to the Investment.  There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Thrilltime and APT.

Consequences if Approvals Not Obtained

In the event that the Investment is not approved by all of the Shareholders and the TSX-V in the manner described above, the Investment will not be completed.

Recommendation of Thrilltime Directors

The Thrilltime Directors have unanimously approved the Investment and determined that the Investment is fair to the Shareholders and in the best interests of Thrilltime and the Shareholders, and, as such, has authorized the submission of the Investment to the Shareholders for approval.  The Thrilltime Directors unanimously recommend that Shareholders vote FOR the Investment Resolution.

Timing and Closing Date

If the Meeting is held as scheduled and not adjourned and the other necessary conditions of the Investment are satisfied or waived, and all other conditions specified are satisfied or waived, Thrilltime expects that the Closing Date of the Investment will be on or about September 18, 2006.

Private Placement

See "Particulars of Any Other Material Facts – Private Placement" in the main body of the Circular for details of the brokered private placement.

Selected Consolidated Financial Information and Management's Discussion and Analysis

The following table shows selected financial information of Thrilltime for the financial years ended July 31, 2005 and 2004 and for the nine months ended April 30, 2006.  These tables should be read in conjunction with Thrilltime's consolidated financial statements for the respective periods which are incorporated as Appendix J.

	Year Ended July 31		Nine Months Ended
	2005	2004	April 30, 2006
Total Expenses	US$1,136,054	US$1,381,927	US$148,754
Amounts deferred in connection with the Investment	-	-	-

Liquidity and Capital Resources

The principal business activities of Thrilltime included the sale and development of actual experience amusement rides.  Due to financial and contractual constraints, during fiscal 2005, Thrilltime sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. On December 30, 2005, Thrilltime's subsidiaries dissolved.  As a result, Thrilltime currently has no ongoing business or revenues.

The financial statements have been prepared on a going concern basis which assumes that Thrilltime will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of Thrilltime are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	April 30, 2006	July 31, 2005
Working Capital	US$263,987	US$56,072
Deficit	US$(8,348,322)	US$(8,247,419)

During the nine months ended April 30, 2006, Thrilltime had US$321,056 in cash and short-term deposits.

During the nine months ended April 30, 2006, net cash used in operating activities was US$132,758 compared to net cash used in operating activities US$52,631 during the nine months ended April 30, 2005.

During the nine months ended April 30, 2006, Thrilltime settled the last remaining debt owing, resulting in a gain on settlement of US$15,000 and a further recognition in income of US$23,100 resulting from the forgiveness of interest expensed and accrued in prior periods.

During the nine months ended April 30, 2006, Thrilltime completed a private placement of 6,000,000 units at $0.06 per share for gross proceeds of $360,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share at a price of $0.10 per share for a one year period, expiring November 25, 2006.  Thrilltime paid a finder's fee of 500,000 shares at a deemed price of $0.06 per share.

Results of Operations

During the nine months ended April 30, 2006, Thrilltime settled US$60,000 of debt with a one-time payment of US$45,000, and reduced its long term debt to zero in an effort to ready itself for a new venture.

During the nine months ended April 30, 2006, Thrilltime incurred operating expenses of US$148,754.  With the disposition of capital assets, noted above, amortization related to the remaining capital assets resulted in an expense of US$308 compared to US$2,831 for the comparable period in 2005.  General and administrative expenses incurred for the nine months ended April 30, 2006 amounted to US$148,446 compared to US$706,803 during the same period in 2005.  Included within general and administrative expenditures is consulting fees of US$18,554 paid to Thrilltime's president, professional fees in the amount of US$85,935, rent in the amount of US$11,795 and miscellaneous other amounts totaling US$32,162.  Management minimized expenditures in an effort to preserve working capital.  The lack of active operations resulted in no product sales nor cost of sales during the period.  Additionally no amounts were expended for interest, marketing and selling, nor research and development.

Description of the Securities

As at the date of this Circular, the authorized share structure of Thrilltime consists of no maximum number of common shares without par value, of which 26,507,297 common shares without par value were issued and outstanding.

Stock Option Plan

For details of Thrilltime's Share Option Plan, see "Particulars of Matters to be Acted Upon – Annual General Meeting – Securities Authorized for Issuance Under Equity Compensation Plans" as well as "Particulars of Matters to be Acted Upon – Special Meeting – Re-Approval of Share Option Plan" in the main body of the Circular.

Prior Sales

The following table sets out the dates and prices at which Thrilltime Shares were sold within the 12 months preceding the date of this Circular and the number of securities of the class sold at each price:

Date of Issue	No. of Securities Issued(1)	Price $	Reason for Issue
November 25, 2005	6,000,000 units comprised of one common share and one-half of one share purchase warrant	$0.06	private placement
November 25, 2005	500,000 common shares	$0.06	finder's fee

___________________

Notes:

(1)

If the Private Placement closes and is fully subscribed, Thrilltime will issue 25,000,000 Thrilltime Shares, 12,500,000 common share purchase warrants, and up to 3,750,000 broker warrants.  If the Investment and Plan of Arrangement closes, Thrilltime will issue 500,000 Thrilltime Shares to the Agent.  See Particulars of Any Other Material Facts - Private Placement, and Sponsorship and Agent Relationship in the main body of the Circular.

Stock Exchange Price

The following table sets out the trading history of Thrilltime Shares traded on the Exchange (a) on a monthly basis for each month (or part thereof) in each of the current financial quarter and last preceding financial quarter, and (b) on a quarterly basis for the next seven preceding financial quarters:

Period	High	Low	Volume
July 2006(1)	N/A	N/A	N/A
June 2006(1)	N/A	N/A	N/A
May 2006(1)	N/A	N/A	N/A
April 2006(1)	N/A	N/A	N/A
March 2006(2)	N/A	N/A	N/A
February 2006(3)	N/A	N/A	N/A
January 2006(3)	N/A	N/A	N/A
December 2005(3)	$0.12	$0.12	223,900
November 2005	$0.12	$0.085	156,830
Quarter ended October 31, 2005	$0.10	$0.06	513,824
Quarter ended July 31, 2005	$0.065	$0.035	551,900
Quarter ended April 30, 2005	$0.04	$0.03	491,900
Quarter ended January 31, 2005	$0.035	$0.025	408,264
Quarter ended October 31, 2004	$0.035	$0.025	375,125
Quarter ended July 31, 2004	$0.035	$0.025	379,946
Quarter ended April 30, 2004	$0.05	$0.03	541,597

__________________

Notes:

(1)

On April 19, 2006, Thrilltime's listing was transferred to the NEX board of the TSX-V and its trading symbol changed from THL to THL.H for failure to file its annual audited financial statements for the year ended July 31, 2005 and interim unaudited financial statements for the three months ended October 31, 2005 in the required time periods.  However, Thrilltime filed both sets of financial statements on April 6, 2006.  The Thrilltime Shares remain suspended pending receipt and review by the British Columbia Securities Commission and Alberta Securities Commission of a reactivation application.

(2)

Trading in Thrilltime Shares on the TSX-V remain halted on March 24, 2006 for failure to file annual audited financial statements for the year ended July 31, 2005 and interim unaudited financial statements for the three months ended on October 31, 2005, in the required time periods.

(3)

Trading in Thrilltime Shares on the TSX-V was halted on December 5, 2005.  On December 6, 2005, a cease trade order was issued by the British Columbia Securities Commission against Thrilltime for failure to file annual audited financial statements for the year ended July 31, 2005, in the required time period.  See Appendix D – Cease Trade Order Issued by the British Columbia Securities Commission.  The Alberta Securities Commission subsequently issued a cease trade order against Thrilltime on March 24, 2006 for the similar reason.  See Appendix E – Cease Trade Order Issued by the Alberta Columbia Securities Commission.

Executive Compensation

See "Particulars of Matters to be Acted Upon – Annual General Meeting - Executive Compensation" in the main body of the Circular.

Management Contracts

See "Particulars of Matters to be Acted Upon – Annual General Meeting - Management Contracts" in the main body of the Circular.

Non-Arm's Length Party Transactions

Thrilltime has not acquired any assets or services or provision of assets or services in any transaction within the last 24 months since the date of this Circular.

During the nine-months ended April 30, 2006, Thrilltime paid $18,554 to a director and officer for consulting services.

During the year ended July 31, 2005, Thrilltime paid $99,520 (2004-$Nil) to former directors and officers for consulting services.

Arm's Length Transaction

The proposed Transaction is at arm's length.

Legal Proceedings

There are no material pending legal proceedings to which Thrilltime is, or, so far as management is aware, is likely to be, a party as of the date of this Circular.

Auditor, Transfer Agents and Registrars

The current auditor of Thrilltime is Davidson & Company LLP, Chartered Accountants of 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6, and Davidson & Company LLP is expected to be appointed auditor of Newco upon completion of the Transaction.

The registrar and transfer agent of Thrilltime is Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and Computershare Trust Company of Canada is expected to remain as registrar and transfer agent of Newco upon completion of the Transaction.

Material Contracts

The following is a list of each material contract, other than the contracts entered into in the ordinary course of the Thrilltime's business, to which Thrilltime or its affiliates are parties:

1.

Share Purchase Agreement to be entered into between Thrilltime and APT.

2.

Arrangement Agreement dated August 15, 2006 between Thrilltime and Newco.

3.

Sponsorship Agreement to be entered into between Thrilltime and the Agent.

2.

Loan Agreement dated May 25, 2006 between APT and Thrilltime; and

4.

Assignment Agreement dated May 13, 2005 among Thrilltime, Skycoaster, Inc. and Skycoaster Acquisition, LLC.

5.

Assignment, Assumption and Release Agreement dated May 13, 2005 among Thrilltime, Skycoaster, Inc. and Skycoaster Acquisition, LLC.

6.

Bill of Sale and Assignment dated May 13, 2005 between F3 Amusements, LLC and Skycoaster Acquisition, LLC.

7.

Letter Agreement dated May 3, 2005 between Thrilltime and Six Flags Theme Parks, Inc.

8.

Option Agreement date May 13, 2005 between F3 Amusements, LLC and Thrilltime.

9.

Assignment of Patents dated July 8, 2005 between Thrilltime and Superstar Dragsters, Inc.

10.

2005 Share Option Plan.

For the 30 day period following the Closing Date of this Circular, copies of the above material contracts may be viewed at the offices of Thrilltime during the normal business hours of Thrilltime, or may be obtained from SEDAR at www.Sedar.com.

APPENDIX J
FINANCIAL STATEMENTS OF THRILLTIME

The following financial statements of Thrilltime are attached as Appendix J hereto:

Consolidated Financial Statements of Thrilltime for the nine months ended April 30, 2006 and the years ended July 31, 2005 and 2004.

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

April 30, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Thrilltime Entertainment International, Inc.

We have audited the consolidated balance sheet of Thrilltime Entertainment International, Inc. as at July 31, 2005 and the consolidated statements of operations, shareholders' deficiency and cash flows for the year ended July 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and cash flows for the year ended July 31, 2005 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

February 17, 2006 (except as to Note 15 which is as of August 11, 2006)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

February 17, 2006 (except as to Note 15 which is as of August 11, 2006)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	April 30, 2006	July 31, 2005	July 31, 2004
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$ 321,056	$ 190,304	$ 170,213
Accounts receivable	11,455	-	307,178
Income taxes recoverable	-	-	38,000
Inventories (note 4)	-	-	147,254
Prepaid expenses	-	2,960	45,752
Total current assets	332,511	193,264	708,397

Equipment (Note 5)	2,560	2,868	17,206

Deferred financing costs	-	-	5,000

Total assets	$ 335,071	$ 196,132	$ 730,603

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 67,288	$ 71,286	$ 499,089
Income and other taxes payable	1,236	5,906	79,682
Current portion of long-term debt (Note 6)	-	60,000	2,570,749
Total current liabilities	68,524	137,192	3,149,520

Long-term debt (Note 6)	-	-	150,463

Total liabilities	68,524	137,192	3,299,983

Shareholders’ equity (deficiency)
Capital stock (Note 7)
Authorized: no maximum number of common shares, without par value
Issued: 26,507,297 (July 2005 and 2004 - 20,007,297) common shares	8,109,633	7,801,123	7,801,123
Contributed surplus	505,236	505,236	505,236
Deficit	(8,348,322)	(8,247,419)	(10,875,739)

Total shareholders’ equity (deficiency)	266,547	58,940	(2,569,380)

Total liabilities and shareholders’ equity (deficiency)	$ 335,071	$ 196,132	$ 730,603

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 13)

Proposed transactions (Note 15)

On behalf of the Board:

(signed) "W. Benjamin Catalano"	Director	(signed) "Martin J.C. Woodward"	Director

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in U.S. Dollars)

	Nine Months Ended April 30, 2006	Nine Months Ended April 30, 2005	July 31, 2005	July 31, 2004
	(Unaudited)	(Unaudited)
Revenues
Product sales	$ -	$ 544,587	$ 579,275	$ 683,725

Cost of sales	-	342,410	352,404	426,236
Gross margin	-	202,177	226,871	257,489

Royalty revenue	-	503,625	520,163	1,007,774
Other revenue	9,751	25,780	25,780	51,848
	9,751	731,582	772,814	1,317,111

Operating expenses
Amortization of equipment	308	2,831	3,146	5,704
Interest expense net of interest income	-	246,189	223,297	347,295
General and administration	148,446	706,803	883,819	984,517
Marketing and selling	-	3,900	18,207	28,685
Research and development	-	7,585	7,585	15,726

	148,754	967,308	1,136,054	1,381,927

Operating loss before other items and income taxes	(139,003)	(235,726)	(363,240)	(64,816)

Other items
Gain on sale of subsidiary assets (Note 3)	-	-	2,964,808	-
Loss on disposition of equipment	-	-	(2,704)	-
Gain on settlement of debt	38,100	-	-	-
	38,100	-	2,962,104	-

Income (loss) before income taxes	(100,903)	(235,726)	2,598,864	(64,816)

Income tax expense (recovery) (Note 8)	-	9,915	(29,456)	692

Net income (loss) for the period	(100,903)	(245,641)	2,628,320	(65,508)

Deficit, beginning of period	(8,247,419)	(10,875,739)	(10,875,739)	(10,810,231)

Deficit, end of period	$ (8,348,322)	$ (11,121,380)	$ (8,247,419)	$ (10,875,739)

Basic and diluted earnings (loss) per common share	$ (0.01)	$ (0.01)	$ 0.13	$ (0.003)

Weighted average number of common shares outstanding	23,721,583	20,007,297	20,007,297	20,007,297

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Nine Months Ended April 30, 2006	Nine Months Ended April 30, 2005	July 31, 2005	July 31, 2004
	(Unaudited)	(Unaudited)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period	$ (100,903)	$ (245,641)	$ 2,628,320	$ (65,508)
Items not affecting cash:
Amortization of equipment	308	2,831	3,146	5,704
Amortization of deferred financing costs	-	5,000	5,000	20,000
Gain on settlement of debt	(38,100)	-	-	-
Gain on sale of subsidiary assets	-	-	(2,964,808)	-
(Gain) Loss on disposal of equipment	-	2,513	2,704	(270)
Changes in non-cash working capital items:
Decrease (increase) in receivables	(11,455)	96,292	196,632	70,877
Decrease (increase) in income taxes recoverable	-	-	38,000	(38,000)
Decrease in inventories	2,960	8,495	7,105	40,829
Decrease (increase) in prepaid expenses and advances	-	-	39,670	(25,980)
Increase in accounts payable and accrued liabilities	19,102	80,354	152,693	132,704
Increase (decrease) in income and other taxes payable	(4,670)	(2,475)	(73,776)	58,209
Net cash flows provided by (used in) operating activities	(132,758)	(52,631)	34,686	198,565

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(45,000)	(14,595)	(14,595)	(231,028)
Issuance of common shares	308,510	-	-	-
Net cash flows provided by (used in) financing activities	263,510	(14,595)	(14,595)	(231,028)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	-	-	-	(867)
Proceed on disposal of equipment	-	-	-	600
Net cash flows provided by (used in) investing activities	-	-	-	(267)

Change in cash and cash equivalents during the period	130,752	(67,226)	20,091	(32,730)

Cash and cash equivalents, beginning of period	190,304	170,213	170,213	202,943

Cash and cash equivalents, end of period	$ 321,056	$ 102,987	$ 190,304	$ 170,213

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2003	20,007,297	$ 7,801,123	$ 505,236	$ (10,810,231)	$ (2,503,872)

Net loss				(65,508)	(65,508)

Balance, July 31, 2004	20,007,297	7,801,123	505,236	(10,875,739)	$ (2,569,380)

Net income				2,628,320	2,628,320

Balance, July 31, 2005	20,007,297	7,801,123	505,236	(8,247,419)	58,940

Issue of common shares for cash	6,000,000	308,510			308,510

Issue of common shares as a finders’ fee	500,000	25,709			25,709

Share issuance costs		(25,709)			(25,709)

Net loss, nine months
ended April 30, 2006				(100,903)	(100,903)

Balance, April 30, 2006	26,507,297	$ 8,109,633	$ 505,236	$ (8,348,322)	$ 266,547
(Unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.  (Note 3).  As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company was non-compliant with terms in certain debt instruments (Note 6) and generated operating losses for the nine months ended April 30, 2006 and in the fiscal years ended July 31, 2005 and 2004.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations. (Note 15)

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	Nine Months Ended April 30, 2006	July 31, 2005	July 31, 2004
	(Unaudited)

Working capital (deficiency)	$ 263,987	$ 56,072	$ (2,441,123)
Deficit	(8,348,322)	(8,247,419)	(10,875,739)

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 14.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis and net realizable value.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Office equipment

Declining-balance basis at between 20% and 30% per annum

Skycoasters

Straight-line basis over the term of their operating agreements (3-5years)

Deferred financing costs

Deferred financing costs consist of costs related to the issuance of convertible securities and are amortized  to interest expense over the terms of the respective debt instruments.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted , on a prospective basis, the fair  value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures

Certain of the prior periods comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.

GAIN (LOSS) ON SALE OF SUBSIDIARY NET ASSETS

Effective May 13, 2005, the Company entered into an agreement to sell the net assets held by Skycoaster, Inc. in exchange for all related debt and obligations between the Company and the purchaser.  Effective July 3, 2005, the Company entered into an agreement to sell the net assets of Superstar Dragsters, Inc., in exchange for all obligations between the Company and the purchaser.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

3.

GAIN (LOSS) ON SALE OF SUBSIDIARY NET ASSETS (cont'd…)

The components of debt settlement and the gain on sale of the subsidiary assets during the year ended July 31, 2005 were as follows:

	Thrilltime Entertainment International, Inc.	Skycoaster, Inc.	Superstar Dragsters, Inc.	Total
Current assets
Accounts receivable	$ -	$ (93,133)	$ (17,413)	$ (110,546)
Inventory	-	(15,909)	(124,240)	(140,149)
Prepaid expenses	-	(3,122)	-	(3,122)
	-	(112,164)	(141,653)	(253,817)

Non-current assets
Office equipment	-	(104,551)	-	(104,551)
Accumulated amortization	-	96,063	-	96,063
	-	(8,488)	-	(8,488)

Skycoaster	-	(112,089)	-	(112,089)
Accumulated amortization	-	112,089	-	112,089
	-	-	-	-

Total assets	-	(120,652)	(141,653)	(262,305)

Current liabilities
Current portion of long-term debt	2,465,697	-	30,457	2,496,154
Long-term debt	-	-	150,463	150,463
Interest payable	573,205	-	7,291	580,496
	3,038,902	-	188,211	3,227,113

Gain (loss) on sale	$ 3,038,902	$ (120,652)	$ 46,558	$ 2,964,808

4.

INVENTORIES

	April 30, 2006	July 31, 2005	July 31, 2004
(Unaudited)
Top Eliminator:
Spare parts	$ -	$ -	$ 128,511

Skycoaster:
Spare parts	-	-	18,743

	$ -	$ -	$ 147,254

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

5.

EQUIPMENT

	Cost	Accumulated Amortization	April 30, 2006 Net Book Value
(Unaudited)

Office equipment	$ 16,028	$ 13,468	$ 2,560

	Cost	Accumulated Amortization	July 31, 2005 Net Book Value

Office equipment	$ 16,028	$ 13,160	$ 2,868

	Cost	Accumulated Amortization	July 31, 2004 Net Book Value

Office equipment	$ 127,802	$ 110,596	$ 17,206
Skycoasters	112,089	112,089	-

	$ 239,891	$ 222,685	$ 17,206

6.

LONG-TERM DEBT

	April 30, 2006	July 31, 2005	July 31, 2004
	(Unaudited)
Note payable bearing interest at 5% per annum	$ -	$ 60,000	$ 60,000
Amount due for settlement agreement			195,515
Non-convertible secured loan bearing
Interest at 10.5% per annum	-	-	2,465,697

	-	60,000	2,721,212

Less current portion of long-term debt	-	(60,000)	(2,570,749)

	$ -	$ -	$ 150,463

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

6.

LONG-TERM DEBT (cont’d…)

Note payable bearing interest at 5% per annum

On January 23, 2003, the Company reached an agreement with the holder of a $ 5,950,000 convertible debenture (the “Debenture”), to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  On January 23, 2003, the Company paid $ 60,000 and signed a promissory note for the remaining $60,000 whereby the principal amount together with interest was to be paid in four monthly instalments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note in the principal sum of $60,000, as at July 31, 2005 was due on demand and bore interest at 18% per annum.  During the nine months ended April 30, 2006 the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $ 45,000.

Amount due for settlement agreement

The Company renegotiated the terms and conditions of an October 1998 Settlement Agreement with a third party relating to the acquisition and further development of an improved amusement park dragster concept and ride.  The Company granted to the third party a security interest in ten Top Eliminator dragsters (individual vehicles).  In May 2004, the Company renegotiated a payment schedule whereby, commencing June 1, 2004, the monthly payments to retire the full amount of the principal and interest outstanding was decreased to $4,995 from $11,825.  The unpaid amount bore interest at the rate of eight and one-half percent (8.5%) per year payable over a period of forty-eight (48) months.  The Company had an option to pay off this debt by making a payment of $ 140,000 on or before January 1, 2005.  This debt has now been retired (Note 3).

Non-convertible secured loan bearing interest at 10.5% per annum

On March 13, 2002, the Company renegotiated the payment terms of a loan agreement.  It was agreed the loan would be repaid in sixteen (16) quarterly instalments of principal and interest, the first four instalments each in the amount of $ 70,349 commencing on February 15, 2002 and the last twelve instalments each in the amount of $ 261,320 commencing February 15, 2003.  All other terms of the loan remained in full force and effect.

As at July 31, 2004 the Company had not been in a position to make the scheduled May 15, 2003, August 15, 2003, November 15, 2003, February 15, 2004, and May 15, 2004 payments totalling $ 1,306,595 and therefore the entire balance of the loan was due and payable on demand and classified as a current liability.  As at July 31, 2004, in its efforts to eliminate this debt, the Company sought a buyer(s) for the shares and /or assets of Skycoaster, Inc. and continued to receive co-operation from the lender who had not yet demanded repayment of the loan.  This debt has now been retired (Note 3).

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

7.

CAPITAL STOCK

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 2,650,729 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2003	2,200,000	$ 0.11

Expired or cancelled	(300,000)	(0.16)

Balance, July 31, 2005 and 2004	1,900,000	0.10

Expired or cancelled	(1,900,000)	(0.10)

Balance, April 30, 2006 (Unaudited)	Nil	$ Nil

Number of options currently exercisable	Nil	$ Nil

During the nine months ended April 30, 2006, all options expired unexercised.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

7.

CAPITAL STOCK (cont’d…)

Warrants

As at April 30, 2006  (Unaudited ) the following warrants were outstanding:

	Number Of Warrants	Weighted Average Exercise Price

Balance, July 31, 2004, exercisable to January 20, 2005	2,000,000	$ 0.10

Warrants cancelled or expired	(2,000,000)	(0.10)

Balance, July 31, 2005	-	-

Issued, expiring November 25, 2006	3,000,000	0.10

Balance, April 30, 2006 (Unaudited)	3,000,000	$ (0.10)

Share issuances

During the nine-months ended April 30, 2006 the Company issued 6,000,000 units at a price of $ 0.06 (Canadian) per unit to raise gross proceeds of $ 360,000 Cdn. ($ 308,510 USD).  Each unit consisted of one common share and one-half  of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at a price of $ 0.10 Cdn. per share expiring November 25, 2006.  The Company paid a finders’ fee of  500,000 shares valued at $25,709.  The shares and warrants were subject to a 4 month hold period expiring March 26, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

8.

INCOME TAXES

The income tax rate for the years ended July 31, 2005 and, 2004 varied from the basic federal and British Columbia provincial income tax rate as follows:

	April 30, 2006	July 31, 2005	July 31, 2004
	(Unaudited)
Basic rate	(34.4%)	34.1%	(36.4)%
Benefit of previously unrecognised losses	34.4%	-	(77.0)%
Tax benefits of losses not recognized	-	-	41.2%
Foreign taxes differing from basic rate	-	-	(5.4)%
Gain on settlement of debt	-	(38.9)%	-
Withholding taxes on inter-corporate interest	-	(1.1)%	64.7%
Amortization of patent rights not tax deductible	-	-	-
Other	-	4.8%	14.0%

Effective rate	-	(1.1)%	1.1%

Income tax expense (recovery) comprises the following :
United States federal and state income taxes	$ -	$ -	$ (41,274)
Withholding taxes	-	(29,456)	41,966
	$ -	$ (29,456)	$ 692

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	April 30, 2006	July 31, 2005	July 31, 2004
	(Unaudited)
Future income tax assets:
Tax loss carry forwards	$ 587,214	$ 447,418	$ 408,795
Unpaid interest	-	162,316	162,316
Capital assets	-	-	125,343
Other	-	-	14,560
Total gross future income tax assets	587,214	609,734	711,014
Less: valuation allowance	(587,214)	(609,734)	(709,193)
Total future income tax assets	-	-	1,821
Total future income tax liability	-	-	(1,821)
	$ -	$ -	$ -

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized against future income tax assets.

Subject to certain restrictions, the Company has non-capital losses carried forward for tax purposes available to reduce taxable income for future years in the approximate amounts of $430,000 in Canada and $ 990,000 in the United States.  The losses in Canada expire through to 2026 and in the United States through to 2024.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	April 30, 2006	April 30, 2005	July 31, 2005	July 31, 2004
	(Unaudited)	(Unaudited)

Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	-	-	-	-

During the 9 months ended April 30, 2006, the Company issued 500,000 common shares valued at $25,709 as a finders’ fee relating to the private placement of 6,000,000 units.

The significant non-cash transaction for the year ended July 31, 2005, was the settlement of debt of $3,227,113 in exchange for subsidiary assets valued at $262,305.

There were no significant non-cash transactions during the year ended July 31, 2004.

10.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

11.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

During the nine-months ended April 30, 2006 (Unaudited ) the Company paid $18,554 to a director and officer for consulting services included in general and administrative costs as compared to $12,892 for same the period 2005.

During the year ended July 31, 2005 the Company paid $99,520 (2004-$Nil) to former directors and officers for consulting services included in general and administration costs.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

12.

SEGMENTED INFORMATION

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information disclosed by geographic area based on customer location is as follows:

	Canada	U.S.	Total

Nine months ended April 30, 2006 (Unaudited):
Revenues, including interest income	$ 9,751	$ -	$ 9,751
Identifiable assets	335,071	-	335,071

Year ended July 31, 2005:
Revenues, including interest income	$ 197,994	$ 927,223	$ 1,125,217
Identifiable assets	196,132	-	196,132

Year ended July 31,2004:
Revenues, including interest income	$ 213,398	$ 1,530,074	$ 1,743,472
Identifiable assets	152,349	578,254	730,603

13.

COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments.

The Company has aggregate office lease and estimated lease cost commitments during the next three years approximately as follows:

2006	$ 1,124
2007	4,231
2008	1,057
$ 6,412

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

Convertible securities

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance.  Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity.  Under U.S. GAAP , the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital.  The amount allocated is to be accounted.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Convertible securities (cont’d…)

for as additional interest expense over the minimum period in which the holder can realize its return.  The beneficial conversion option on the convertible debt described in Note 6 at the date of its issuance was $ 975,000.  The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (Note 6), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $ 9,000, the contributed surplus from the discharge component of the convertible securities for the period ended April 30, 2006, would increase by $ 479,619 (July 31, 2005 and 2004 - $479,619) and deficit at April 30, 2006 would increase by $479,619 (July 31, 2005 and 2004 - $479,619).

Differences affecting the Company’s financial statements are summarized as follows:

	Nine Months Ended April 30, 2006 (Unaudited)	July 31, 2005	July 31, 2004

Income (loss) for the period under U.S. and Cdn. GAAP	$ (100,903)	$ 2,628,320	$ (65,508)
Earnings (loss) per common share under U.S. and Cdn. GAAP	$ (0.01)	$ 0.13	$ (0.003)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Convertible securities (cont’d…)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
April 30, 2006 ( Unaudited)
Issued share capital	$ 8,109,633	$ 9,000	$ 8,118,633
Contributed surplus	505,236	479,619	984,855
	8,614,869	488,619	9,103,488

Deficit, beginning of year	(8,247,419)	(479,619)	(8,727,038)
Income (loss) for the year	(100,903)	-	(100,903)
Deficit, end of year	(8,348,322)	(479,619)	(8,827,941)
Shareholders’ equity	$ 266,547	$ 9,000	$ 275,547

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
July 31, 2005
Issued share capital	$ 7,801,123	$ 9,000	$ 7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit, beginning of year	(10,875,739)	(479,619)	(11,355,358)
Income for the year	2,628,320	-	2,628,320
Deficit, end of year	(8,247,419)	(479,619)	(8,727,038)
Shareholders’ equity	$ 58,940	$ 9,000	$ (67,940)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
July 31, 20004
Issued share capital	$ 7,801,123	$ 9,000	$ 7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of year	(10,810,231)	(479,619)	(11,289,850)
Income (loss) for the year	(65,508)	-	(65,508)
Deficit at end of year	(10,875,739)	(479,619)	(11,355,358)
Shareholders’ deficiency	$ (2,569,380)	$ 9,000	$ (2,560,380)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Convertible securities (cont’d…)

There were no differences affecting the Company’s statement of cash flows for nine months ended April 30, 2006 and 2005 (Unaudited ) nor for the years ending July 31, 2005 and 2004.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board (“FASB”)  issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii) Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before themodification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

APRIL 30, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

15.

PROPOSED TRANSACTIONS

The Company entered into a letter of intent with Advanced Proteome Therapeutics Inc. (“APT”), a closely held Boston based bio-tech company, wherein the company will have the right to acquire a 56% interest for an investment of $ 2,300,000 Canadian.

In conjunction with the proposed investment in APT, the Company also announced that it has engaged Bolder Investment Partners Ltd. to carry out a brokered private placement for the Company to raise up to $ 2,500,000 Canadian.  The placement is proposed as an offering of up to 25,000,000 units of the Company at $ 0.10 per unit, each such unit being comprised to one common share and ½ of a share purchase warrant exercisable at $ 0.15 for a term of one year.  Bolder would receive a cash commission of 8% and brokers warrants equal to 15% of the units placed for financing services and 500,000 common shares as a sponsor fee.

APPENDIX K
INFORMATION CONCERNING APT

For clarification in respect of certain biotechnology and pharmaceutical terms used in this Appendix, please refer to the Glossary of Technical Terms attached as Appendix A to this Circular.

Corporate Structure

APT was incorporated on April 8, 1998 under the laws of the State of Delaware under the name Bullet Therapeutics (B. Therapeutics) Inc. with an authorized share structure of 1,500 common shares without par value.  APT changed its name to Advanced Proteome Therapeutics Inc. on July 26, 2002 in accordance with Section 222 of the General Corporation Law of the State of Delaware when the company began its current focus on protein therapeutics.  APT is currently a private biotechnology company.  APT's head office and registered office is located at 1200 Taylor Street, #14, San Francisco, California, 94108.

The Certificate of Incorporation of APT was amended on May 25, 2006 so that APT is authorized to issue 100,000,000 common shares with a par value of $0.00001 per share.  Also on May 25, 2006, APT completed a plan of recapitalization so that each issued and outstanding share was exchanged for 410,000 new shares.  As at the date of this Circular, 41,000,000 common shares were issued and outstanding.

APT has no subsidiaries.

General Development of the Business

History

Proteins have been the primary biopharmaceutical products of the biotechnology revolution, in part because of their critical functional roles in human health and disease.  They have been used to treat disease in the form of replacement therapy (i.e., insulin in diabetes patients), for their highly specific and unique biological properties (i.e., tissue plasminogen activator, TPA, a noted "clot busting" drug), and for their specificity in modulating undesirable biological activities (i.e., antibodies). The protein therapeutics market is robust achieving sales of US$51 billion in 2005. The Protein Therapeutics Market: The Science and Business of a Growing Sector (Kalorama Information, June 1, 2006, 174 pages – Pub ID: KLI1187553).

Although numerous therapeutic applications can be envisaged for natural proteins administered to humans, significant barriers need to be overcome for human use and commercialization. The short circulating times and lack of oral absorption of proteins offer significant challenges to the development of proteins as therapeutics.

To address such limitations, APT was founded to develop and commercialize a new technology platform that represents an unprecedented advance in modifying proteins to improve their therapeutic properties. APT's program involves the use of performance-enhancing entities to augment sub-optimal pharmacological and clinical properties of current products and to create new products, superior to those of the competition. A number of performance-enhancing entities ("PENTS") such as polyethylene glycol polymers ("PEG"), that improve circulation times, are known.  However, technologies are lacking that are capable of linking PENTS to appropriate spots on the large surface of a natural protein target that results in product enhancement.

APT's technology is a way of rapidly discovering spots along the surface of a large protein that can be connected to PENTS to achieve product enhancements. APT uses advanced technologies involving ensembles of PENTS to create proprietary human protein pharmaceuticals with enhanced therapeutic properties. For example, many protein pharmaceuticals are rapidly eliminated by the body, which limits their effectiveness and requires that they be administered by frequent, often daily, injection. APT products will be designed to last longer in the body, which allows them to be administered less frequently, such as once per week to once per month, and maximizes their therapeutic benefits to patients. Historically, loss of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT will overcome these problems.

Thus, over its three most recently completed financial years, APT has focused on the growing, lucrative field of protein therapeutics, to develop strategies for the stabilization of active proteins, to increase their duration of action, and their potential for oral administration.

The rapid metamorphosis of the protein therapeutics market has indeed been driven by innovative therapies including interferons and interleukins in the 1990s, and monoclonal antibodies in more recent years. Such treatments, owing to their high efficacy, safety, and ability to prolong life, have fundamentally changed treatment paradigms in areas of high unmet needs such as oncology, inflammation, and genetic disorders. Indeed, with strong sales in the insulin, erythropoietin and interferon segments, as well as innovative cytostatic, immunosuppressive, and anti-inflammatory agents rapidly achieving prominence, the protein therapeutics market has more than doubled in the last five years, increasing from US$25 billion in 2001 to US$51 billion in 2005-making it the fastest growing segment of the pharmaceutical industry (Kalorama Information, The Protein Therapeutics Market:  The Science and Business of a Growing Sector, 2006). The U.S. Food and Drug Administration ("FDA") has approved over 60 biopharmaceuticals, with over 300 more in clinical development and many new protein targets are anticipated from proteomic and genomic research stemming from the human genome project.

Despite the suboptimal features of current biopharmaceuticals with their relatively short circulating times, they still command high premiums and have achieved huge sales and dramatic growth in the marketplace. Even incremental improvements in their duration of action (i.e., pegylated interferons) have rapidly achieved market acceptance and offer powerful incentives for the application of technologies that provide enhancements (such as those being pursued by APT).

A very significant development in the business thus far has been the filing of a patent application in 2004 describing technology designed to attach entities to specific spots on the protein surface to increase the duration of action and augment other suboptimal properties of specific protein targets of commercial value. APT intends to rapidly expand on this basic technology and focus on proteins with established billion dollar markets that are vulnerable to such improvements as its initial targets. The estimated development costs are $2.3 million.

The following lists established product areas of biopharmaceuticals as potential targets:

TABLE 1 - CLASSES OF PROTEIN THERAPEUTICS
Monoclonal Antibodies
Erythropoietins
Insulin
Interferons
Growth Factors
Interleukins
Blood Clotting Factors
Tissue Plasminogen Activator
Human Growth Hormones
Reproductive Hormones
Recombinant BMP-2
Replacement Enzymes

Narrative Description of the Business

APT is a company with a proprietary platform technology that is applicable to the discovery, development, and re-development of protein therapeutics and small molecule drugs. With appropriate refinements, there are a large number of protein therapeutics with lucrative markets that can be targeted with APT technology. The majority of funds will be used directly to support research and development that generate tight patent coverage for current and future programs and advance protein therapeutics to clinical trials.

Although the pace of research and development cannot be predicted, it is anticipated that within one year (i) major additional patent applications will be filed to extend coverage of the platform technology and further protect specific protein targets; (ii) specific programs  will be prioritized from the results of experiments and protein therapeutics, modified as conjugates, will be advanced as clinical candidates; and (iii) considerable progress towards negotiations for joint research efforts to complement and augment APT's technology and programs will have been achieved.

Funds for the further development of the technology will be used to optimize the potency and bioavailability of APT's clinical candidates to enable applications for investigational new drugs ("IND"). The testing of diverse protein therapeutic targets to optimize success in the clinic, and the selection of prime clinical candidates using specific biochemical assays and animal studies will require the bulk of the research funds of approximately $2.0 million.

In the first instance, APT will conduct its own research and contract for services that are not available in-house. APT will pursue chemical, biochemical, molecular biological and developmental research required to promote drug candidates to IND status for the purpose of initiating clinical trials.

APT is both a drug delivery and redevelopment company specializing initially in the redevelopment of established protein therapeutics. Although an ultimate goal is to impact the field of biopharmaceuticals through the commercial production of protein therapeutics with new markets, there are many nearer term value points that can be rapidly targeted for commercial success. Initially, APT will be focused on the discovery and development of proprietary protein therapeutics, chemically modified, to provide superior properties to those that currently command established markets.  APT will seek regulatory approval of such entities and attempt to license their rights to biotechnology and pharmaceutical companies for upfront and milestone payments, as well as royalties. To the extent that APT can raise additional funds to cover the costs of clinical development, APT can advance eligible drug candidates through the various phases of clinical trials (Phases I, II and III) and ultimately, commercial production for public markets. For successful clinical development, APT expects to receive additional premiums on its licensed products.

APT will first concentrate on making improved modifications of first generation protein therapeutics that are off-patent. Such targets are appealing because they have established multibillion dollar markets, despite their suboptimal properties.  Yet, even incremental improvements in their properties have met with rapid market acceptance, i.e., pegylated interferons.

The characteristics that differentiate APT's platform technology from those of its competitors and qualify it for success are noted as follows:

(a)

A rapid and systematic basis for screening a large protein surface for spots that are linkable to performance–enhancing entities without compromising biological activity. This approach will be used to generate several protein conjugates for a specified protein; and

(b)

The ability to modify proteins without having to change the natural amino acid sequence or producing complicated mixtures.

Among its several applications, APT's proprietary technology, Targeted Chemical Specificity ("TCS") will serve as a next-generation polyethylene glycol-based (PEG-based) drug delivery technology. PEG-based drug delivery technologies are already used in 10 approved drugs, with annual sales exceeding and aggregate of several billion US dollars. The field is expanding rapidly, with more than 30 additional PEG-based drugs in the product pipelines of leading biotechnology and pharmaceutical companies.

The TCS platform can be applied to enhance the therapeutic properties of numerous proteins. Commercial benefits to collaboration partners include extension of product patent life and improved product life-cycle management.

Fig. 1

Fig. 1 - Schematic illustrating the potential for producing intractable mixtures, which is the normal result of combining an activated PEG substrate with a protein. Attachment occurs at several spots along the protein surface to give mixtures of protein conjugates unsuitable for pharmaceutical development. (Only four positions are shown schematically by way of illustration when in actual fact more than a hundred positions are vulnerable to attachment.).  APT technology provides (1) a basis for determining which spots along the protein surface are appropriate for attachments of performance-enhancing entities, and (2) a means of producing individual candidate protein-conjugates.

The first tranche of funds, CDN$2.0 million, will be used to advance potential clinically viable protein therapeutics to IND status.  This will require the screening of conjugates of protein therapeutics, the selection of the best candidates, and the optimization of synthetic procedures for the production of candidate drugs. The funds will also be used to develop drug candidates for regulatory approval of INDs by government agencies, such as the FDA. Depending upon the incremental value to APT in having an approved IND or successful clinical trial, such initiatives can be pursued independently, or in conjunction with major pharma or biopharma business partners.

The Technology - Phase I

Drugs are defined by their specific mode of action, the specific site on the specific protein they target, and their specific interactions. The overwhelming number of drug targets are proteins which are large, complex structures. The ability to specifically modify a protein is a key to drug discovery in the field of drug conjugates (proteins that have been attached to one or more entities).  Targeted specificity, using purely chemical means, is not generally achievable. The normal course of chemical modification of proteins is to produce mixtures.  It is difficult, impractical, and not cost effective to purify individual components from such mixtures. This is a severe limitation since pure substances are an essential part of the drug approval process.

APT's proprietary technology is designed to modify a protein at any one of a number of points along its surface. The appeal of this approach is substantial, since one component of the modified protein can be a well-established FDA-approved carrier, such as PEG, while the other component can be a protein therapeutic with an established market in the billion dollar range. To have commercial appeal, they need only be connected in unique ways that improve their properties clinically, and isolated as distinct entities. For natural proteins, currently there are no practical methods for producing several optional forms of a protein conjugate separately, that differ only in their points of attachment. Consequently, there is a real opportunity for APT, with its technology platform to impact the multibillion dollar drug-conjugate market.

In principle, the technology has the following attributes:

1.

It is broadly applicable to virtually any protein.

2.

Its ability to selectively modify a protein target has been demonstrated.

3.

It has multiple applications involving the modification and improvement of existing drugs, i.e., biopharmaceuticals that, despite their suboptimal activity, have commanded lucrative markets.

APT's Conjugating Technology and the Production of Specific Conjugates

The appeal of APT's technology is that it constitutes a rapid method for determining where on the surface of a target protein to make attachments of performance-enhancing entities, and provides a means for selective attachment of such entities. Besides providing a route to clinical candidates, often this capability can translate into increasing the odds for clinical success. By generating several optional drug candidates for development, the candidate most likely to succeed can be selected by established experimental criteria.

The technology produces ensembles of protein conjugates from which conjugates with desirable characteristics for development can be identified and prepared independently. The technology has the ability to home in on high affinity sites that can easily be identified by proprietary methods.

The ability to site-selectively label a protein has been demonstrated in a proof of principle. These studies show that it is reasonable to expect that proteins of the size and complexity of therapeutic targets can be connected selectively to performance-enhancing entities. The utility of the technology has been demonstrated through synthesis, analysis, and assay leading to site-selective protein attachment.  The synthesis of the entities used for attachment and the determination of site-selective attachment can be accomplished rapidly by proprietary methods for which APT has filed patent applications.

Company and Founder

APT was founded by Allen Krantz, Ph.D., a recognized expert in drug discovery and development, in order to exploit 25 years of research and know-how dedicated to specific drug-targeting of proteins.  Dr. Krantz has had a successful and varied career, first as a tenured Professor in the Faculties of Chemistry and Pharmacological Sciences at the State University of New York at Stony Brook, then as Vice President of Syntex Research Canada.

Dr. Krantz has led teams from discovery to clinical development at Syntex. The current enterprise departs from a solid base of additional work by Dr. Krantz which has led to the development of various technology platforms involving the selective modification of proteins.  APT now leverages his know-how and experience with new ideas to create a protectable base of intellectual property.

Particularly relevant to APT's expertise with respect to selective modification of proteins are precedents in which Dr. Krantz has played either a major or exclusive role in demonstrating that not only can proteins be selectively modified using molecules of low chemical reactivity but, more importantly, in pioneering the notion that proteins with numerous chemically identical residues can be selectively modified.

Dr. Krantz will serve as the President and CEO in the start-up phase of APT while initial milestones are being achieved.

Technology:  Strategic Considerations

APT's technology can impact drug discovery and development on a number of levels  with promising commercial prospects.

The salient points that make technologies for the improvement of protein therapeutics attractive are as follows.

•

The patents of multi-billion dollar drugs are expiring or have expired (see Table 2 below).

•

The FDA has approved over 60 biopharmaceuticals, with over 300 more in clinical development and many new proteins targets are anticipated from proteomic and genomic research stemming from the human genome project (Datamonitor).

•

Therapeutic proteins have the highest rate of sales growth of any type of drug over the past decade and this trend is expected to continue unabated (IMS Health Global Services).

•

The protein therapeutics market has more than doubled in the last five years, increasing from $25 billion in 2001 to $51 billion in 2005-making it the fastest growing segment of the pharmaceutical industry, and is expected to increase to $87 billion by 2010.  (Kalorama Information, The Protein Therapeutics Market:  The Science and Business of a Growing Sector, 2006.)

TABLE 2 – PATENT EXPIRATION DATES OF PROTEIN THERAPEUTICS
Brand Name	Generic Name	Source	2001 Global Sales in 000's	U.S. Patent Expiration
Epogen or Procrit	Epoetin alfa		US$5,772,000	2004
Novolin	Human insulin	Novo Nordisk	US$1,829,000	2005
Neupogen	Filgrastim	Amgen and Roche	US$1,533,000	2006
Humulin	Human insulin	Eli Lilly	$1,061,000	2001
Avonex	Interferon beta-1a	Biogen	US$972,000	2003
Intron A	Interferon alpha-2b	Schering-Plough	US$700,000(1)	2002
Cerezyme or Ceredase	Alglucerase	Genzyme	US$570,000	2001
Humatrope	Somatropin	Eli Lilly	US$311,000(1)	2003
Nutropin	Somatropin	Genentech	US$250,000	2003
Protropin	Somatrem	Genentech	US$250,000	2005
(1) Estimate. SOURCE: Datamonitor

Yet a major obstacle to overcome is the difficulty of delivering and maintaining proteins in humans.

Despite the suboptimal features of current biopharmaceuticals with their relatively short circulating times, they still command high premiums and have achieved huge sales and dramatic growth in the marketplace. Even incremental improvements in their duration of action have rapidly achieved market acceptance and offer powerful incentives for the application of technologies that provide enhancements.

For example, the ability to attach entities that enhance the properties of protein therapeutics has been a successful strategy that is being vigorously pursued by big pharma and is achieving rapid FDA approval (see table below) for the following reasons.

•

Attaching PEG chains to protein therapeutics is well tolerated by patients and has resulted in increased duration of action for such drugs.

•

Versions of PEG-interferon are selling in the hundreds of millions of dollars.

•

Conjugating carriers to known protein therapeutics is immensely appealing because no discovery of active drug is necessary (the active substance is the protein), and the carrier is safe, readily available and, in many instances, has proved to be drug enhancing.

•

There are a number of performance-enhancing entities that can be envisaged for attachment.

TABLE 3 - SOME FDA-APPROVED PEGYLATED PROTEINS
Amgen	NeulastaTM (pegfilgrastim)
Roche	PEGASYS® (peginterferon alfa-2a)
Schering-Plough	PEG-INTRON® (peginterferon alfa-2b)
Pfizer	Somavert® (pegvisomant)
Bristol-Myers Squibb	Definity® Vial for (Perflutren Lipid Microsphere) (PEG)
Eytech	MacugenTM (pegaptanib)

However, the preparation of the conjugated protein needs to be accomplished as a single, homogenous substance, and therein lies the challenge and opportunity. There are severe limitations on the ability to selectively modify a protein at a single spot on its surface with PEG.  It is clear that technologies that are capable of conjugating an entity to a specific site on a protein are invaluable.

To accomplish this task, APT employs a rapid method for the discovery and development of highly sought drugs through its linking technology of performance-enhancing entities.  APT creates drugs that contain a known active, and a known carrier, which can be "stitched" together in a number of specific ways to give commercially viable product.  Thus it need not invent the drug nor the carrier, but merely link them together to give conjugates of low toxicity with the requisite activity and circulating times. This type of technology is proprietary, has no obvious analogues, and has high barriers to entry by other companies for both chemical and legal reasons.

Operations

APT will be engaged in the discovery and development of its clinical targets in its own laboratories.

APT currently occupies office space at 1200 Taylor Street, #14, San Francisco, California, 94108. APT intends to relocate to new laboratories in incubator facilities in Boston, Massachusetts.

APT utilizes an assortment of specialized skills in protein modification and purification, cloning and phage display techniques, assay development, combinatorial chemistry and related automation, and expertise in solid phase organic synthesis and peptide chemistry. Such skills are available to APT through the President and CEO and appropriately skilled personnel will be recruited through contacts in the industry and academe, as well as through advertising in trade journals.

APT's commercialization strategy is a multi-staged plan that takes the company from initial research and co-development collaborations to commercialization of drugs using APT's delivery systems. APT has developed a milestone driven program that builds the platform technology and develops commercial applications simultaneously.

APT's principal targets are companies with off-patent approved products, but APT's technology also will be applied to promising drugs in development. For therapeutics already on the market, TCS will facilitate lifecycle management by extending patent protections, streamlining clinical trials, regulatory approvals and accelerating time-to-market for advanced versions of existing products. For novel molecules, APT's technology will enable collaboration partners to address stability or solubilization problems and convert sunken costs into approved products. In either case, the shared benefits could be substantial with APT expecting to receive generous milestone and royalty payments for licensing its enabling technology.

APT envisions multiple commercialization opportunities given that TCS is a platform technology that lends itself to the development and enhancement of many products. Improvements in methodology for a given protein target should be largely transferable to others. The construction of a conceptual framework and databases, representing proprietary know-how for targeting conjugates that are most likely to succeed in the clinic, are viewed as invaluable assets.

First Phase

The operational development of APT is envisaged in three phases. The first phase involves extending the intellectual property to cover newly disclosed linkage methodology and classes of clinically viable protein targets of interest to major Pharma, while pursuing the pegylation of protein targets based on partnering interest.

APT is the first company with a technology potentially capable of mass-producing several versions of a target pegylated protein. APT intends to exploit its advantage of producing separate and distinct conjugamers, each of which represent a unique clinical entity that is distinctly patentable and a potential clinical candidate that is licensable to major Pharma. In principle, current APT technology may be sufficient to effect the specific pegylation of diverse proteins. Nevertheless, APT intends to expand its patent estate so that it can fully protect its franchise. This strategy will ensure that barriers to entry remain high and that APT will enjoy protection from would-be competitors.

Initial milestones entail (i) the construction of chemical systems that can be used to initially probe target proteins for specific sites of attachment; and (ii) demonstration of selective modification of protein target of commercial interest. APT will determine conditions that must be met to specifically attach PEG entities to target proteins. The latter goal will be pursued by varying the composition, size, number and polarity of PEG attachments. Information gained from such determinations will (1) lower the costs of discovery of selectively labeled pegylated entities, (2) make selection of protein targets suitable for development more predictable, and (3) provide a powerful proprietary database for operations.

APT's choice of targets prioritizes protein therapeutics with established markets, but with suboptimal properties. Such proteins should represent a rapid route to market since there is ample precedent for the use of both the protein therapeutic and the FDA-approved PEG carrier. From the dosing schedule of both unpegylated and current pegylated protein therapeutics, it is clear that improvements in the duration of action will appeal to the marketplace. Such therapeutics require frequent administration, on the order of days or at the least a couple of weeks. Note that the gold standard representing the outer limit for favorable dosing is Ivermectin, a broad-spectrum anti-parasite medication that is also used to treat onchocerciasis, river blindness, and is administered once a year. There is clearly considerable opportunity for improvement in the pharmacokinetics of pegylated proteins.

APT forges a specific linkage between PEG and protein without modifying its natural amino acid sequence. This capability creates a new chemical entity that can be accomplished at more than one site of the target protein, and is patentable for each site. To the best of its knowledge, APT is the only company exploiting conjugate technologies that do not modify the natural sequence of the target protein. This represents a huge advantage not only procedurally, but in limiting immunogenic reactions in the clinic.  Normally, the gap in site-specific attachment technologies necessitates that proteins be mutated by introducing unnatural elements in their normal sequence in order to prepare specific protein-conjugates.  The mutant approach can elicit undesirable immune responses directed at the protein-conjugate itself, or toward its degradative products.

To exploit this competitive advantage, APT has initially chosen some members of the class of secretory proteins, to explore and develop. As most current therapeutic proteins (cf. Table 2) are secreted proteins, these amount to privileged targets and will be the focal point of APT's inaugural program. It is anticipated that several conjugates of each pegylated protein can be obtained using the technology, for which there is clearly high level interest among major pharma. The results of APT's efforts will be marketed to major pharma as an invitation to partner with APT and exploit its disruptive technology.

In general, the goal in this phase is to optimize procedures and fortify intellectual property and begin selection of principal targets for commercialization. Activities will involve mostly hands-on laboratory work and the early stages of deal making.

Second Phase

The second phase has the three major objectives of (i) vigorous deal-making; (ii) establishing APT as the partner of choice for the application and development of conjugation technologies; and (iii) adding additional capabilities to APT's core technology to become the premier company engaged in applications of conjugate technology.

One goal is to establish at least three co-development programs in corporate alliances involving an assortment of protein targets including peptide hormones, antibodies and their therapeutically viable fragments, and enzymes.  In the typical collaboration model, the partner will supply the target therapeutic agents and pay the development costs as well as milestone payments and a negotiated royalty. APT will retain and continue developing the intellectual property. To the extent possible APT will use revenues to finance its own proprietary targets, although significant effort will be expended in studies to demonstrate feasibility to prospective partners. The breadth and success of APT's collaborations, its intellectual property, databases and know-how, will define APT as the partner of choice and leader in the field of protein-site targeting.

To add to APT's core technology, it intends to develop collaborations and alliances, along with in-house capabilities that embrace phage display, molecular modeling, and structure-based technologies and other relevant techniques.  Such technologies will provide APT with predictive power for fast-tracking conjugate-drugs to the clinic. It is APT's goal in this phase to demonstrably impact the drug-conjugate market through superior site-selective, disruptive technology as well as success in the clinic.

In phase two, APT will explore the potential for generating novel pegylated antibodies. According to Datamonitor the therapeutic antibody market achieved global sales of US$11.2 billion in 2004, increasing by 48%. The market has been growing at an impressive compound average annual growth rate of 42% over the previous five years.  It is expected to increase by 2010 as significant leaps forward, coupled with safer and more effective humanised and fully human antibodies, are pouring onto the market fulfilling their long-awaited commercial promise.

Notwithstanding the considerable progress in the commercialization of antibodies, the duration of action of many antibodies needs to be extended (see table below) and such improvements will positively impact the market.

APT's conjugate technology will be used to extend the lifetimes of emerging antibody-drug conjugate ("ADC") technologies which employ monoclonal antibodies ("mAbs") to deliver conjugated chemotherapeutic agents to the tumor environment.  In the conjugated form the chemotherapeutic exhibits low cytotoxicity, thereby sparing non-target cells, many of the toxic effects of traditional chemotherapy. Conjugates of antibodies have been mostly limited to a single structural motif offering APT, with its multiple conjugamer technology, numerous additional options.

TABLE 4 - THERAPEUTIC MONOCLONAL ANTIBODIES
Generic Name	Trade Name	Company	Indications	Dose	Route
Basiliximab	Simulect	Novartis	Prevention of renal transplant rejection	Adult: 20 mg within 2 hours prior to transplantation then 20 mg 4 days after transplantation Child: 12 mg/m2 before surgery and 12 mg/m2 4 days later.	IV infusion
Daclizumab	Zenapax	Roche	Prevention of renal transplant rejection	1 mg/kg before and 2, 4, 6 and 8 weeks after transplantation.	IV infusion
Gemtuzumab Ozogamicin	Mylotarg	Wyeth-Ayerst	Treatment of acute myeloid leukemia	9 mg/m2 repeated 14 days later.	IV infusion

TABLE 4 - THERAPEUTIC MONOCLONAL ANTIBODIES
Generic Name	Trade Name	Company	Indications	Dose	Route
Infliximab	Remicade	Centocor	Treatment of rheumatoid arthritis and Crohn's disease	Crohn's disease: 5 mg/kg Crohn's disease, fistulizing: 5 mg/kg repeated at 2 and 6 weeks. RA: 3 mg/kg at 0, 2 and 6 weeks then every 8 weeks.	IV infusion
Rituximab	Rituxan	IDEC/ Genentech	Treatment of lymphoma	375 mg/m2 IV once weekly for 4 doses (days 1, 8, 15 and 22).	IV infusion
Trastuzumab	Herceptin	Genentech	Treatment of breast cancer	4 mg/kg loading dose; 2 mg/kg maintenance dose.	IV infusion

Third Phase

The third phase focuses on using APT's revenues to finance the development of its own proprietary targets, and partnering with big pharma or biopharma for support of clinical trials. APT will build shareholder value through its products, services and solutions in the areas of heart disease, diabetes and endocrine disorders. The emphasis will be on creating products as the surest way for increasing shareholder value. APT will continue to focus on the development of its core technology to cut development and registration times of new therapeutic products by emphasizing much needed improvements in suboptimal therapeutics with established markets. The preferred strategy exploits the many lucrative off-patent protein therapeutics and known carriers and avoids the costly and long research and development times required to create such new chemical components. Rather, APT will focus on rapidly "stitching together" these components in novel, proprietary ways to create new patentable entities.  It is anticipated that such conjugated entities can be advanced rapidly to the clinic because of established safety precedents pertaining to the component carrier and protein therapeutic. Initial focus will be on licensing drug candidates to big pharma, but with sufficient capital, programs will be carried through the various phases of clinical trials to maximize value of APT's proprietary drugs.

Services that do not build value for APT will be outsourced as required on a cost-effective basis. APT will pursue joint development projects with companies that offer advanced technologies that provide a competitive edge to APT's programs and allow it to accelerate product development and more predictably select successful candidates for clinical trials.

APT's total value is anticipated to appreciate in part on projected license revenues plus the cumulative value of intellectual property associated with its core technology and product therapeutics.

APT expects that its technology will also introduce an additional program that will be focused on developing conjugates that enable the oral bioavailability of therapeutic proteins. This application is a major frontier that has not been scaled to date and represents an enormous commercial opportunity that, if successful, will disrupt markets. APT has disclosed technology germane to this application that provides a priority date for intellectual property protection in the United States.

The potential for new patented technologies always exists although currently recent opinions of the examiner of APT's filed patent is favourable.

APT is targeting diseases that are not cyclical or seasonal.

Other than compliance with routine environmental protection regulations in its laboratories, APT does not anticipate significant financial impact on its operations.

APT has no foreign operations.

Market

APT is planning to pursue protein therapeutics that are active as cardiovasculars, anti-diabetic agents and endocrine hormones and to emphasize proprietary protein targets.

The trends in the industry support the programs pursued by APT. The number of people around the world suffering from diabetes has dramatically increased in the past two decades, from 30 million to 230 million; cardiovasculars are the leading therapeutic area by sales at US$72 million up 5% in 2005; the protein therapeutics market has more than doubled in the last five years, increasing from US$25 billion in 2001 to US$51 billion in 2005. Therapeutic proteins have the highest rate of sales growth of any type of drug over the past decade and this trend is expected to continue unabated (IMS Health Global Services).

Driven by the introduction of new variants of pegylated interferons, hepatitis C therapeutics alone are expected to reach several billion dollars by 2007. The market for protein therapeutics is forecast by Datamonitor to achieve sales well over US$59 Billion by 2010. Annual sales of first generation protein therapeutic products involving hematological and endocrine disorders, cancer and infectious disease are each in the billions.

APT is in the business of attaching various entities that enhance the properties of protein therapeutics. Significant enhancements in the properties of known drugs have been realized in the industry and have met with strong market acceptance. The example of interferons is illustrative whereby pegylated interferons now dominate billion dollar markets where the unadorned interferons once dominated. The suboptimal features of current biopharmaceuticals with their relatively short circulating times, commanding high premiums and huge sales, offer powerful incentives for the application of technologies that provide enhancements.

There is the possibility for new products to enter the market place but regulatory requirements create sufficient barriers to ensure a reasonable market presence for established products.  Marketed products must be approved by appropriate regulatory agencies. FDA approval covers the most important markets.

APT will not market products in the foreseeable future but will contract with marketing organizations or partners to promote products to the public.

Because of APT's technology is designed to generate diverse PEG conjugate, one is in a position to "cherry pick" next-generation products that have more convenient dosing schedules, superior efficacy, and improved safety profiles, than the first generation products that currently dominate the markets. In this context, first-in-class is less important for ultimate market share than developing the most effective drug. Effective market exclusivity for first-in-class drugs declined five-fold since the 1970s: from an average of 8.2 years in the 1970s, to 1.8 years in 1995-1998. (Median values declined 88% during the same time period, from 10.2 years to 1.2 years.) Follow-on drugs often provide a therapeutic advance over first-in class drugs.

APT will seek to leverage the TCS technology and exploit market opportunities by supplying multiple drug conjugates, to multiple partners on a protein target by protein target basis.

By leveraging its resources through collaborations with pharmaceutical, biotechnology and agrochemical chemical companies, APT expects to generate significant cash flow, spread risk, accelerate the commercialization of in house-generated molecules leading to milestone payments and develop a franchise in the emerging growth area of conjugated protein therapeutics.  It is typical industry practice for pharmaceutical companies to support promising technologies with investment and joint research and outsourcing is the general rule. In addition to deal-making to financially support projects and commercial development, APT will focus on the development of its core technology, screening, and pegylation technology to maximize shareholder value while outsourcing tasks that are not cost-effective to perform in-house.  APT intends to be pro-active by collaborating with companies to supplement and develop our capabilities in structural genomics, proteomics, molecular modeling and molecular biology.

Competitive Conditions

Companies such as Nektar Therapeutics (Nasdaq:NKTR), Bolder BioTechnology, Inc. (Boulder, Colorado) and Ambrx, Inc. (La Jolla, California) have dedicated programs involving the attachment of performance enhancing entities to proteins.  The principal aspects of competition will depend on product performance which will, in turn, depend on the relative potencies and specificities of competing products, and most importantly, on their circulating times. These properties will dictate frequency of administration and patient compliance.

Current commercially successful protein therapeutics are subject to improvements as they are not administered orally, and have circulating times that can be increased. APT will be competing in this dynamic research environment. Companies with breakthrough technologies that overcome these limitations can capture a significant share, and even expand, the existing market.

Proprietary Protection

A major patent application covering several aspects of the technology has been submitted to the U.S. Patent and Trademark Office. Eight separate inventions including the modification of a target group, the preparation of activated polymer complexes, the modification of a biological molecule, and the modulatory mapping of biological molecules are disclosed and are under review.  Seventeen years of protection is provided for inventions from the date of issuance of the relevant patent. Additional intellectual property has been disclosed related to improvements in methodology, oral bioavailability and increased duration of action, and is being reviewed by patent counsel before filing.

Details of the patent application are as follows:

Patent (Application No. WO2004066917)
Application made on 2004-08-12

Patent (Application No. US2004176575)
Application made on 2004-09-09

Discussions of APT's intellectual property are protected by confidentiality agreements that are reviewed independently by APT's counsel.

Selected Consolidated Financial Information and Management's Discussion and Analysis

APT is a startup company that has been engaged in developing intellectual property to build value for the company to enable it to raise capital to pursue research and development programs with appropriate patent protection.

Annual Information

The following tables shows selected financial information related to APT for the periods indicated.  APT's financial statements have been prepared using Canadian GAAP. These tables should be read in conjunction with APT's financial statements for the respective periods which are incorporated as Appendix L.

Year Ended December 31
	2005	2004
	(Audited)	(Unaudited)
Net Loss	US$(17,978)	US$(18,440)
Total Assets(1)	US$55,739	US$40,793
Long Term Debt-Due to Shareholder	US$(136,081)	US$(112,282)
Shareholder's Deficiency	US$(111,092)	US$(93,114)

________________

Notes:

(1)

Total assets include office equipment and intellectual property assigned in 2005.

Quarterly Information

The following is selected unaudited consolidated financial data for the quarter ended March 31, 2006 and the quarter ended March 31, 2005, in summary form.

	March 31 2006	March 31 2005
Net Loss	US$(7,402)	US$(5,635)

Dividends

APT has not declared or paid any dividends since its incorporation.  APT intends to retain all Available Funds for use in its business and does not anticipate paying dividends for the foreseeable future.

Management's Discussion and Analysis

Variances in Income Statement in 2004 Compared with 2005

Office expenses

Greater cost in 2004 for computer and internet is due to higher costs for repair of computers in 2004. Greater costs in 2004 for office supplies are primarily a consequence of stocking a new office upon moving to 1200 Taylor Street, #14, San Francisco, California, but also includes a charge of US$480 for subscriptions, not expensed under office supplies in 2005. The greater telephone costs in 2005 emanate from a new cell phone contract.

General and Administrative Expenses

Increased storage costs in 2005 were for full year, whereas storage costs for 2004 were for 8 months.

Travel Expense

Airfare in 2004 related to full-time fund raising, consultations with scientists, and meetings with attorneys regarding intellectual property. Such activities were far more limited in 2005 as the focal point of APT activities was based on negotiating deal with Thrilltime. Increased lodging and meal costs in 2005 were associated with multi-day trips in 2005 as opposed to day trips in 2005. Increased auto costs in 2005 relate to cost of travel to Stanford Libraries to generate intellectual property and business plans.

Variances for 1st Quarter 2006 vs. 1st Quarter 2005

Office expenses

Books and subscriptions are higher in 2005 because fewer subscriptions were activated in 2006.

Office supplies are greater in 2005 than 2006 because of start-up cost of cartridges for 2005-purchased Canon Pixma iP4000R Printer.

Postage and Fedex are higher in 2006 due to consummating deal with Thrilltime.

General and Administrative Expenses

Income tax preparation charges were much greater in the first quarter of 2006 versus 2005 because of assessment of tax consequences of potential agreements with Thrilltime.

Travel Expenses

Airfare is higher in 2005 than 2006 because of several trips to Vancouver, B.C. to negotiate deal with Thrilltime. No trips to Vancouver were made during first quarter 2006.

Auto is higher in 2006 because of increased number of trips to Stanford to search literature to generate new intellectual property for new company.

Lodging is higher in 2005 because in conjunction with APT business only local travel occurred in 1st quarter 2006.

Results of Operations

The following table sets out financial information of APT on a pro forma basis, assuming completion of the Investment and the Private Placement, and should be read in conjunction with the pro forma financial statements of Newco attached as Appendix N.

Current Assets	US$5,000
Current Liabilities	US$31,550
Shareholders' Deficiency	US$(118,494)

Consolidated Capitalization

The following table sets out the share capital of APT as of the date of this Circular and after giving effect to the Transaction.

Designation of Securities	Amount Authorized to be Issued	Amount Outstanding as at the Date of this Circular	Amount Outstanding After Giving Effect to the Transaction
Common shares(1)	100,000,000	41,000,000	93,007,297(2)
Options	N/A	Nil(3)	Nil
Warrants	N/A	Nil(3)	Nil

_________________

Notes:

(1)

The authorized share structure of APT consists of 100,000,000 common shares with a par value of $0.00001 per share.

(2)

Includes 48,007,297 APT Shares subscribed for by Thrilltime and 4,000,000 APT Shares on conversion of line of credit.

(3)

As of the date of this Circular there were no options or warrants of APT outstanding.

Prior Sales

Date of Issue	No. of Securities Issued	Price Per Share	Reason for Issue
May 25, 2006	41,000,000 shares of common stock	US$0.00001	issuance to founder

_________________

Notes:

(1)

Effective May 25, 2006, APT completed a recapitalization whereby 100 shares of common stock without par value issued and outstanding were exchanged for 41,000,000 shares of common stock with a par value of US$0.00001 per share.

Stock Exchange Price

APT is not a public company as of the date of this Circular.

Executive Compensation

There is one executive officer of APT.  APT has paid no executive compensation to date.  The following table sets forth the compensation of the executive officer of APT for the last three years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Alexander (Allen) Krantz	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Management Contracts

APT has no management agreements with persons other than its directors or officers.

Non-Arm's Length Party Transactions

In December 2005, APT entered into an Assignment of Intellectual Property with Alexander Krantz, the President and a director of APT, whereby Dr. Krantz assigned to APT the technology entitled "Tandem Analyses of Noncovalently Driven Effectors for Modulatory Mapping of Activities of Protein Sites" in exchange for the subscription of 99 APT Shares.  The transaction is measured at nominal consideration of $1.

Legal Proceedings

There are no material pending legal proceedings to which APT is, or, so far as management is aware, is likely to be, a party as of the date of this Circular.

Material Contracts

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by APT within the two year period preceding the date of this Circular which may be reasonably regarded as presently material:

1.

Share Purchase Agreement to be entered into between APT and Thrilltime;

2.

Loan Agreement dated May 25, 2006 between APT and Thrilltime; and

3.

Mutual Release dated July 25, 2006 between APT and Piper Rudnick.

All material contracts described above may be inspected at the head office of APT at 1200 Taylor Street, #14, San Francisco, California, 94108, during normal business hours at any time prior to Closing of the Investment

APPENDIX L
FINANCIAL STATEMENTS OF APT

The following financial statements of APT are attached as Appendix L hereto:

Audited Financial Statements of APT for the financial year ended December 31, 2005, with unaudited financial statements for the three months ended March 31, 2006 and 2005, and years ended December 31, 2004 and 2003.

Advanced Proteome Therapeutics, Inc.

Financial Statements

(Expressed in U.S. dollars)

For the year ended December 31, 2005

(with unaudited figures for the three month periods ended March 31, 2006 and 2005 and years ended December 31, 2004 and 2003)

Contents

Auditors' Report

2

Financial Statements

Balance Sheets

3

Statements of Operations and Deficit

4

Statements of Cash Flows

5

Summary of Significant Accounting Policies

6 - 7

Notes to Financial Statements

8 - 9

Auditors' Report

To the Director of

Advanced Proteome Therapeutics, Inc.

We have audited the balance sheet of Advanced Proteome Therapeutics, Inc. as at December 31, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO DUNWOODY LLP”

Chartered Accountants

Mississauga, Ontario

July 24, 2006

Advanced Proteome Therapeutics, Inc.

Balance Sheets

(Expressed in U.S. dollars)

	March 31,	December 31,	December 31,
	2006	2005	2004
	(Unaudited)	(Audited)	(Unaudited)
Assets
Current
Prepaid expenses	$5,000	$5,000	$--
Capital assets (Note 1)	506	628	683
Deferred charges	10,000	10,000	--
Other assets (Note 2)	41,430	40,111	40,110
	$56,936	$55,739	$40,793

Liabilities and Shareholder's Deficiency
Current
Accounts payable and accrued liabilities	$31,550	$30,750	$21,625
Due to shareholder (Note 3)	143,880	136,081	112,282
	175,430	166,831	133,907
Shareholder's deficiency
Share capital (Note 4)	1	1	1
Deficit	(118,495)	(111,093)	(93,115)
	(118,494)	(111,092)	(93,114)
	$56,936	$55,739	$40,793

On behalf of the Board:
(signed) "Alexander (Allen) Krantz"
	Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

3

			Advanced Proteome Therapeutics, Inc.
			Statements of Operations and Deficit
				(Expressed in U.S. dollars)

	For the three	For the three	For the	For the	For the
	months ended	months ended	year ended	year ended	year ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2006	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Expenses
General and administrative	$4,330	$2,302	$3,696	$3,362	$2,140
Office	2,047	2,158	8,448	7,848	2,642
Travel	903	1,053	5,506	6,746	2,082
Amortization	122	122	328	484	1,583
Write down of capital assets	-	-	-	-	2,732

Loss for the period	(7,402)	(5,635)	(17,978)	(18,440)	(11,179)

Deficit, beginning of period	(111,093)	(93,115)	(93,115)	(74,675)	(63,496)

Deficit, end of period	$(118,495)	$(98,750)	$(111,093)	$(93,115)	$(74,675)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

4

			Advanced Proteome Therapeutics, Inc.
				Statements of Cash Flows
				(Expressed in U.S. dollars)

	For the three	For the three	For the	For the	For the
	months ended	months ended	year ended	year ended	year ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2006	2005	2005	2004	2003

	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	$(7,402)	$(5,635)	$(17,978)	$(18,440)	$(11,179)
Adjustments required to reconcile
net loss with net cash
from operating activities
Amortization of capital assets	122	122	328	484	1,583
Write down of capital assets	-	-	-	-	2,732
Changes in non-cash working
capital balances
Accounts payable and
accrued liabilities	800	(875)	(875)	-	-
Prepaid expenses	-	(5,000)	(5,000)	-	-

	(6,480)	(11,388)	(23,525)	(17,956)	(6,864)

Investing activities
Purchase of capital assets	-	(274)	(274)	-	-
Investment in other assets	(1,319)	-	-	-	-

	(1,319)	(274)	(274)	-	-

Financing activities
Due to shareholder	7,799	11,662	23,799	17,956	6,864

Cash, beginning and end of period	$-	$-	$-	$-	$-

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

5

Advanced Proteome Therapeutics, Inc. Summary of Significant Accounting Policies (Expressed in U.S. dollars) December 31, 2005 with unaudited figures for March 31, 2006 and December 31, 2004

Nature of Business	The Company is incorporated under the laws of Delaware and
is engaged in the operation of drug discovery and drug
redevelopment within the United States.

Use of Estimates	These financial statements have been prepared in accordance
with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make
estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual
results could differ from those estimates. The financial
statements have, in management's opinion, been properly
prepared using careful judgment within reasonable limits of
materiality and within the framework of the accounting policies summarized below.

Going Concern	The accompanying financial statements have been prepared
on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has incurred losses to date of $118,495. The
continuation of the Company is dependent upon the continued
support of the shareholder and obtaining substantial financing and to achieve profitable operations.

Financial Instruments	Unless otherwise noted, it is management's opinion that the
Company is not exposed to significant interest, currency or
credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Capital Assets	Capital assets are recorded at cost less accumulated
amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment - 30 % declining balance basis

Deferred charges	Deferred charges pertain to certain corporate transaction costs.

Other Assets	Other assets represent patent application costs which are
recorded at cost and will be amortized on a straight line basis over the life of the patent from the date of issue. Any
impairment in the value will be written off to operations (Note 2).

6

Advanced Proteome Therapeutics, Inc. Summary of Significant Accounting Policies (Expressed in U.S. dollars) December 31, 2005 with unaudited figures for March 31, 2006 and December 31, 2004

Research and Development	All research costs are charged to operations in the year of
expenditure. Development costs are capitalized if they meet
the criteria for capitalization and are amortized on a straight line basis over the period of the expected life. Development costs are written off when there is no longer expectation of future benefits.

Future Income Taxes	The Company follows the liability method of accounting for
income taxes. Under this method, future income tax assets
and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws
expected to be in effect when the differences are realized.

7

L-8

Advanced Proteome Therapeutics, Inc. Notes to Financial Statements (Expressed in U.S. dollars) December 31, 2005 with unaudited figures for March 31, 2006 and December 31, 2004

1.	Capital Assets	March 31,	December 31,	December 31,
		2006	2005	2004
		(Unaudited)	(Audited)	(Unaudited)

	Computer equipment - cost	$7,519	$7,519	$7,246
	Accumulated amortization	(7,013)	(6,891)	(6,563)

	Net book value	$506	$628	$683

2.	Other Assets

		March 31,	December 31,	December 31,
		2006	2005	2004
		(Unaudited)	(Audited)	(Unaudited)

	Patent application	$41,429	$40,110	$40,110
	Intellectual property (Note 6)	1	1	--

		$41,430	$40,111	$40,110

3.	Due to Shareholder

The amount due to shareholder is non-interest bearing and has no fixed terms of repayment. The shareholder has agreed not to demand repayment within the next fiscal year.

The fair value of the loan is not readily determinable as there is no comparable data.

4.	Share Capital

(a) Authorized
1,500 common shares

(b) Issued	March 31,	December 31,	December 31,
	2006	2005	2004
	(Unaudited)	(Audited)	(Unaudited)

1 common share	$1	$1	$1

8

Advanced Proteome Therapeutics, Inc. Notes to Financial Statements (Expressed in U.S. dollars) December 31, 2005 with unaudited figures for March 31, 2006 and December 31, 2004

5. Income Taxes

The Company has non-capital losses carried forward available for income tax purposes as at December 31, 2005 of approximately $123,505 which are available to reduce taxable incomes of future years. These losses expire as follows:

Year	Amount

2018	$22,253
2019	31,015
2020	9,296
2021	3,523
2022	16,083
2023	7,321
2024	18,278
2025	15,736

$123,505

The potential income tax benefit of these losses ranging from 22.5% to 40.75% has not been recognized in these financial statements.

6.	Related Party Transaction

In December 2005, APT entered into an Assignment of Intellectual Property with Alexander Krantz, the President and a director of APT, whereby Dr. Krantz assigned to APT the technology entitled "Tandem Analyses of Noncovalently Driven Effectors for Modulatory Mapping of Activities of Protein Sites" in exchange for the subscription of 99 common shares.

This transaction is measured at nominal consideration of $1.

7.	Subsequent Event

The Certificate of Incorporation of Advanced Proteome Therapeutics, Inc. (“APT”) was amended on May 25, 2006 so that APT is authorized to issue 100,000,000 common shares with a par value of $0.00001 per share. Also on May 25, 2006, APT completed a plan of recapitalization so that each issued and outstanding share was exchanged for 410,000 new shares.

On May 26, 2006, Thrilltime Entertainment International, Inc. (“Thrilltime”) and APT entered into a letter of intent (the “LOI”) wherein Thrilltime will acquire from treasury such number of APT Shares as will result in Thrilltime owning 56% of the outstanding APT Shares for a total investment of $2,300,000 CAD described as follows: The current shareholder of APT will continue to hold the remaining 44% interest in APT. Under the terms of the LOI, Thrilltime will make available to APT a line of credit (the "Loan") of up to $300,000 CAD, which Loan may be drawn down by APT at $50,000 CAD every two weeks, and which line of credit is convertible when drawn down in full into 4,000,000 APT Shares. Thrilltime has the right to acquire, by way of share purchase agreement, 48,007,297 APT Shares for an investment of $2,000,000 CAD.

9

APPENDIX M
INFORMATION CONCERNING NEWCO

Name and Offices

Upon completion of the Arrangement, the full name of Newco will be Advanced Proteome Therapeutics Corporation.  Newco will be incorporated under the laws of the Province of British Columbia, with an address for service in British Columbia at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and its principal business offices will be located at Suite 103, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6.

Upon completion of the Arrangement, Thrilltime will be a wholly-owned subsidiary of Newco.

Inter-corporate Relationships

The following chart sets forth the names of each direct and indirect subsidiary of Newco on and after the completion of all steps of the Arrangement, the jurisdiction of its incorporation and the percentage ownership by Newco of such subsidiary.

Intercorporate Relationships

After completion of the Transaction, Thrilltime will be a wholly-owned subsidiary of Newco and Newco will hold 56% of the issued and outstanding shares of APT.

Description of Business

The business of Newco will be the business of APT.  See Appendix K – Information Concerning APT – General Development of the Business.

The Arrangement

Shareholders will be also asked at the Meeting to approve the Arrangement Resolution, the full text of which is set out in Appendix C to this Circular.  The full particulars of the Arrangement are set out in the Arrangement Agreement as set out in Appendix F to this Circular.  Shareholders are urged to read carefully the information that follows, including the attached appendices, in order to make an informed decision about the Arrangement.

General

The purpose of the Arrangement is to provide a more effective corporate structure within which to carry on the APT business. Each Shareholder will, immediately after the Arrangement, hold one Newco Share for each Thrilltime Share held immediately prior to the Arrangement, which will have the same rights as the Thrilltime Shares.

Initially, after completion of the Arrangement, the Thrilltime Directors and directors of APT will be the same.

Background to the Arrangement

Thrilltime, through its wholly-owned subsidiaries, Superstar Dragsters, Inc., Skycoaster, Inc., and Thrilltime Entertainment (US), Inc., was in the business of designing, prototyping, manufacturing and selling actual experience amusement rides for destination and regional amusement thrill parks and family fun centers.  During the financial year ended July 31, 2005, Thrilltime sold all of its assets of its wholly-owned operating subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. in exchange for a release of Thrilltime's outstanding obligations to Fitraco N.V.

During the nine months ended April 30, 2006, management of Thrilltime considered seeking a change of business to enhance Shareholder value.  In this regard, Thrilltime's management and the Thrilltime Directors analyzed and considered a variety of proposed corporate reorganizations and business development opportunities.  Thrilltime agreed to invest in APT and to change its business focus within the biotechnology and pharmaceutical industries.

During this period, the Thrilltime Directors in consultation with Thrilltime's legal advisors, Lang Michener LLP, considered investing in APT, including a plan of arrangement transaction involving the formation of a new company whereby the Shareholders would exchange their Thrilltime Shares for Newco Shares.  In consultation with Thrilltime's advisors, and taking into consideration various accounting, tax and legal issues, the Thrilltime Directors determined to proceed with the Plan of Arrangement.  On May 29, 2006, the Thrilltime Directors formally approved by consent resolutions to proceed with the Investment and Plan of Arrangement.

On August 18, 2006, counsel for Thrilltime will apply to the Court and obtain the Interim Order, and authorize Thrilltime's convening of the Meeting.

Reasons for the Arrangement

The Thrilltime Directors have concluded that the proposed corporate reorganization pursuant to the Arrangement is in the best interests of Thrilltime and its Shareholders, and is designed to enhance Shareholder value, for the following reasons:

(a)

the Arrangement is designed to provide a more effective corporate structure so as to create Thrilltime as a subsidiary to Newco, the public entity;

(b)

the Arrangement is a condition of the Share Purchase Agreement being completed;

(c)

the formation of Newco and the distribution under the Arrangement of the Newco Shares to the Shareholders will give Shareholders an interest in a company exclusively focussed in the biotechnology and pharmaceutical industries to pursue the development of Newco's assets;

(d)

as a separate public biotechnology company, Newco will have direct access to public and private capital markets and will be able to issue debt and equity to fund research and development of its products and to finance acquisitions of new products on a priority basis, without dilution of the Thrilltime Shareholders' interests.

In addition to the above, the decision to proceed with the Arrangement was based on a number of factors considered by the Thrilltime Directors and management of Thrilltime, including the following:

(a)

the procedures by which the Arrangement will be approved, including the requirement for a majority of not less than three-quarters shareholder approval and approval by the Court after a hearing at which fairness will be considered;

(b)

the fact that the distribution of the Newco Shares will be made to all Shareholders as of the Share Distribution Record Date;

(c)

the proposed listing of the Newco Shares on the Exchange;

(d)

the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Thrilltime Shares; and

(e)

the advice of its advisors, including legal advisors, auditors and investment advisors.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix F to this Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement. Both of these documents should be read carefully in their entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)

each Thrilltime Share that was a Thrilltime Share issued and outstanding on the Share Distribution Record Date will be exchanged for one Newco Share and each Shareholder will cease to be the holder of the Thrilltime Shares so exchanged.  The name of each Shareholder who is so deemed to exchange his Thrilltime Shares, will be removed from the register of shareholders of Thrilltime Shares and will be added to the register of shareholders of Newco Shares as the holder of the number of Newco Shares deemed to have been received on the exchange, whereupon all of the issued Thrilltime Shares will be cancelled with the appropriate entries being made in the register of shareholders of Thrilltime Shares;

(b)

each Thrilltime Warrant that was a Thrilltime Warrant issued and outstanding on the Share Distribution Record Date will be exchanged for one Newco Warrant and each holder will cease to be the holder of the Thrilltime Warrants so exchanged.  Each Newco Warrant will be exercisable into Newco Shares on the original terms and conditions as the Thrilltime Warrants;

(c)

Newco will become the sole shareholder of Thrilltime;

(d)

the Thrilltime Shares will be delisted from the Exchange and the Newco Shares will be listed on the Exchange as a Tier 2 venture issuer on the Effective Date no later than the time those shares are issued on the Effective Date; and

(e)

upon completion of the Arrangement, none of the assets, interests or operation of Thrilltime will be material to the business of Newco.

Arrangement Agreement

Thrilltime has entered into the Arrangement Agreement with Newco for the purpose of carrying out the Plan of Arrangement and consummating the transactions contemplated by the Plan of Arrangement.  The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound.  The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement.  In addition, the Arrangement Agreement provides that it may be amended by Thrilltime before or after the Meeting without further notice to, or the approval of, the Shareholders.  The full text of the Arrangement Agreement is attached as Appendix F and the Plan of Arrangement is attached as Exhibit II to the Arrangement Agreement.

Termination

The Arrangement Agreement may, prior to the Effective Date, be terminated by Thrilltime without further action on the part of the Shareholders.

Procedure for Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out under section 288 of the BCBCA.  The following procedural steps must be taken in order for the Arrangement to become effective:

1.

the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

2.

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party;

3.

the Court must grant the Final Order approving the Arrangement; and

4.

the Final Order and all required records must be filed with the Registrar.

Approval of Shareholders

The BCBCA and the articles of Thrilltime provide that the Arrangement Resolution is required to be approved by a majority of 2/3 of the votes cast by the Shareholders who are present in person or by proxy at the Meeting.  Notwithstanding the foregoing, the Arrangement Resolution authorizes the Thrilltime Directors, without further notice to or approval of the Shareholders, to amend the Plan of Arrangement to the extent permitted by the Arrangement Agreement, or to revoke the Arrangement Resolution and not proceed with the Arrangement at any time prior to the acceptance for filing of the Final Order and all required records with the Registrar.  See Appendix C to this Circular for the full text of the Arrangement Resolution.

The shareholders of Newco will approve the Arrangement by consent resolution.

Court Approval

The BCBCA provides that an arrangement requires Court approval.  Prior to sending this Circular to Shareholders, Thrilltime and Newco were granted the Interim Order authorizing the calling, holding and conducting of the Meeting and other matters.  A copy of the Interim Order is attached as part of Appendix G to this Circular.  Subject to the terms of the Arrangement Agreement and to the Arrangement Resolution being approved at the Meeting in the required manner, Thrilltime will make application to the Court for the Final Order.  The Notice of Hearing of Petition in respect of the Final Order is attached as part of Appendix G to this Circular.

As set out in the Interim Order, the hearing for the Final Order is scheduled to take place on September 15, 2006, following the Meeting, or as soon thereafter as counsel for Thrilltime may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting  Shareholders who wish to participate or to be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

Thrilltime has been advised by counsel that the Court has broad discretion under the BCBCA when making orders with respect to an arrangement and that the Court will consider in the application hearing for the Final Order, among other things, the fairness and reasonableness of the Arrangement to the Shareholders and any other interested party as the Court determines appropriate.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct.  However, it is a condition to the completion of the Arrangement that the Final Order is satisfactory in form and substance to each of Thrilltime and Newco.  Depending upon the nature of any required amendments, Thrilltime and Newco may determine not to proceed with the Arrangement.

The Newco Shares to be issued under the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will be exempt from registration under the 1933 Act.

Regulatory Approvals

It is a mutual condition of the Arrangement Agreement that requisite regulatory approvals, including approval of the TSX-V, be obtained prior to the Effective Date.  It is anticipated that Thrilltime will have made application to all other applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement.  There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Thrilltime and Newco.

Consequences if Approvals Not Obtained

In the event that the Arrangement is not approved by the Shareholders, the Court or the TSX-V as required, the Arrangement will not be completed.

Conditions to the Arrangement Becoming Effective

The respective obligations of Thrilltime and Newco to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction of various conditions on or prior to the Effective Date, certain of which may only be waived in accordance with the Arrangement Agreement.  The conditions precedent are as follows:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Thrilltime;

(b)

the Arrangement with or without amendment, shall have been approved by the Shareholders of Thrilltime and Newco;

(c)

the TSX-V shall have conditionally accepted the Arrangement and confirmed that immediately prior to the Effective Date, the Newco Shares issuable under the Arrangement will be listed on the TSX-V;

(d)

all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Thrilltime;

(e)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(f)

notices of dissent have not been delivered by Shareholders holding greater than 5% of the outstanding Thrilltime Shares; and

(g)

the Arrangement Agreement shall not have been terminated as provided for therein.

Other than items (a), (b), (c) and (g) above, the foregoing conditions may be waived pursuant to the terms of the Arrangement Agreement.

Management of Thrilltime believes that all material consents, orders, rulings, approvals and assurances required for the completion of the Arrangement will be obtained in the normal course upon application therefor.  However, there can be no assurance that all of the conditions to the Arrangement will be fulfilled.

Notwithstanding the fulfillment, or waiver, of the foregoing and other conditions, the Thrilltime Directors may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part of the Shareholders or the Court.  The Thrilltime Directors consider it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective that in the opinion of the Thrilltime Directors makes it inappropriate to complete the Arrangement.  The Arrangement Resolution authorizes such action by the Thrilltime Directors.

Effective Date

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Meeting:

September 15, 2006

Final Court Approval:

September 15, 2006

Share Distribution Record Date:

September 18, 2006

Effective Date:

September 19, 2006

The Boards of Thrilltime and Newco will determine the exact Effective Date depending on when all the conditions to the completion of the Arrangement are satisfied.  Notice of the actual Share Distribution Record Date and Effective Date will be given to Shareholders through a press release and an Exchange Bulletin when all the conditions to the Arrangement have been met or the Court and the Thrilltime Directors are of the view that all transactions will be completed.

The foregoing dates may be amended if all of the conditions to the completion of the Arrangement are not met by September 19, 2006.

Certificates for Newco Shares

Certificates representing Newco Shares will be delivered or mailed as soon as practicable following the Effective Date to those persons whose names appear in the register of holders of Thrilltime Shares at the close of business on the Share Distribution Record Date.

Treatment of Fractional Interests

Under the Arrangement, no fractional shares will be issued.  All fractional shares will be rounded down to the nearest whole number and any Newco Shares not distributed as a result of this rounding will be dealt with as determined by the Thrilltime Directors in their discretion.

Intentions of Management

All of the directors and officers of Thrilltime have indicated their intention to vote all of their Thrilltime Shares in favour of the Arrangement and the other business to be transacted at the Meeting.  Directors and officers own in aggregate approximately 524,000 Thrilltime Shares or 2.0% of the outstanding Thrilltime Shares as of the date of this Circular.

Recommendations of Thrilltime Directors

The Thrilltime Directors have reviewed the terms and conditions of the Arrangement and have unanimously concluded that the terms of the Arrangement are fair and reasonable to, and are in the best interests of, Thrilltime and the Shareholders.

In arriving at their recommendation, the Thrilltime Directors considered, among other matters:

(a)

the conclusions of the Thrilltime Directors and management of Thrilltime with respect to the increase in Shareholder value. See "Appendix M – Information Concerning Newco - Reasons for the Arrangement";

(b)

the terms of the Arrangement, which will result in Shareholders continuing to own immediately after the Arrangement, subject to the Private Placement, no less than their current proportionate voting and equity interest in all of the assets currently held by Thrilltime through their ownership in all of the outstanding common shares of Newco; and

(c)

the procedures by which the Arrangement will be approved, including the approval required by Shareholders at the Meeting, and the requirement of Court approval.

Accordingly, the Thrilltime Directors unanimously recommend that the Shareholders vote FOR the Arrangement Resolution and all other matters to be considered at the Meeting.

Stock Exchange Listing

The Thrilltime Shares are currently suspended from trading on the TSX-V and have been transferred to the NEX, a separate board of the TSX-V, for failure to maintain the requirements for a TSX-V Tier 2 company.  It is a condition to completion of the Transaction that, upon completion of the Transaction, the Newco Shares will list and post for trading on the TSX-V, subject to Newco complying with the listing requirements of the TSX-V.  Management expects that on the Effective Date Newco will be classified as a Tier 2 issuer.

Fees and Expenses

Thrilltime intends to pay all costs relating to the Transaction, including technical, accounting and legal fees. The estimated costs to be incurred by Thrilltime relating to the Transaction including, without limitation, accounting and legal fees and the preparation and printing of this Circular are expected to be, in the aggregate, approximately $100,000.

Effect of the Arrangement on Certain Outstanding Securities of Thrilltime

As of the Effective Date, there will be no stock options of Thrilltime outstanding.

As of the Effective Date, each Thrilltime Warrant that was a Thrilltime Warrant issued and outstanding on the Share Distribution Record Date will be exchanged for one Newco Warrant and each holder will cease to be the holder of the Thrilltime Warrants so exchanged.  Each Newco Warrant will be exercisable into Newco Shares on the original terms and conditions as the Thrilltime Warrants.

Securities Laws Considerations

Canadian Securities Laws

The issue of Newco Shares under the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in Applicable Laws in the provinces of Canada.  Under Applicable Laws, the Newco Shares may be resold in Canada without hold period restrictions, except that any person, company or combination of persons or companies holding a sufficient number of Newco Shares to affect materially the control of Newco will be restricted in reselling such shares pursuant to securities laws applicable in Canada.  In addition, unless otherwise exempted, existing hold periods on any Thrilltime Shares in effect prior to the Effective Date, will be carried forward to the Newco Shares that result from such Thrilltime Shares under the Arrangement.

United States

The Newco Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Newco Shares issued to a Shareholder who is not an "affiliate" of Newco immediately after the Arrangement may be resold in the United States without restriction under the 1933 Act.  Shareholders who are affiliates of Thrilltime prior to the Arrangement, or affiliates of Newco after the Arrangement may not re-sell their Newco Shares in the United States without an exemption from registration under the 1933 Act.  For the purposes of the 1933 Act, an "affiliate" of Thrilltime or Newco, as the case may be, is a person that directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, Thrilltime or Newco, as the case may be, whether through the ownership of voting securities, by contract or otherwise.  Shareholders are urged to consult their legal advisors prior to disposing of Newco Shares outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon by Lang Michener LLP, on behalf of Thrilltime.

Description of Securities

The authorized share structure of Newco will consist of no maximum number of common shares without par value, of which 52,007,297 will be issued and outstanding upon the completion of the Transaction, assuming that no Thrilltime Warrants currently outstanding are exercised prior to the completion of the Transaction.

Pro Forma Consolidated Capitalization

The following table sets out the particulars of the share and loan capital of Newco, based on the pro forma consolidated financial statements attached as Appendix N to this Circular and, after giving effect to the Transaction:

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding After Giving Effect to the Transaction(1)
Common Shares	no maximum number	$9,949,633 52,007,297 common shares
Options	Nil	Nil
Warrants	Nil	19,250,000 warrants

_______________

Notes:

(1)

Assuming that no Thrilltime Warrants currently outstanding are exercised prior to the completion of the Transaction, and if the Private Placement closes and is fully subscribed, Thrilltime will issue 25,000,000 Thrilltime Shares, 12,500,000 common share purchase warrants, and up to 3,750,000 broker warrants.  If the Investment closes, Thrilltime will issue 500,000 Thrilltime Shares to the Sponsor.  The maximum number of unit shares, unit warrants, broker shares, broker warrants and Sponsor shares are included in the total, but the common shares to be issued on exercise of the unit warrants or broker warrants are not included. See "Particulars of Any Other Material Facts – Private Placement in the main body of the Circular.

Fully Diluted Share Capital

The following table sets out the fully diluted issued and outstanding share capital of Thrilltime, assuming completion of the Arrangement and Private Placement.

	Number of Securities	Percentage of Total
Thrilltime Shares currently issued and outstanding	26,507,297	37.2%
Thrilltime Shares to be issued under Private Placement	25,000,000	35.1%
Thrilltime Shares to be issued to Sponsor for acting as sponsor in connection with the Investment	500,000	0.7%
Thrilltime Warrants currently outstanding	3,000,000	4.2%
Thrilltime Warrants to be issued under Private Placement	12,500,000	17.5%
Thrilltime Warrants to be issued to Agent as Agent's Commission under Private Placement	3,750,000	5.3%
	____________	____________
Total:	71,257,297	100.00%
	____________	____________

Available Funds and Principal Purposes

Available Funds to Thrilltime

The following table sets out the breakdown of funds that will be available to Thrilltime, assuming the completion of the Investment, Plan of Arrangement and Private Placement:

Purpose	Amount
Thrilltime working capital as at July 31, 2006	US$160,175
Thrilltime Private Placement	2,250,000
____________
Total:	US$2,410,175
____________

Principal Purposes to Thrilltime

Upon completion of the Transaction, Thrilltime intend to use the available funds for the following purposes:

Purpose	Amount
Thrilltime subscription of 48,007,297 APT Shares	US$1,800,000
Costs to complete Transaction	100,000
Sponsorship fee	30,000
Engagement retainer fee	10,000
Unallocated working capital	470,175
____________
Total:	US$2,410,175
____________

Available Funds to APT

The following table sets out the breakdown of funds that will be available to APT, assuming the completion of the Investment, Plan of Arrangement and Private Placement:

Purpose	Amount
APT working capital as at July 31, 2006	US$(124,192)
Thrilltime subscription of 48,007,297 APT Shares	1,800,000
Thrilltime line of credit to APT	300,000
____________
Total:	US$1,975,808
____________

Principal Purposes to APT

Upon completion of the Transaction, APT intend to use the available funds for the following purposes:

Purpose	Amount
Salaries and benefits	US$350,000
Professional services	251,500
Travel, relocation and advertising	50,000
Leasehold equipment and capital equipment	175,000
Office supplies, equipment and telephone	25,000
Business insurance	2,000
Lab supplies	100,000
Rent and utilities	65,000
Management and executive scientist	175,000
Unallocated working capital	782,308
____________
Total:	US$1,975,808
____________

Thrilltime and APT will spend the funds available on the completion of the Transaction to further APT's stated business objectives set out in Appendix K – Information Concerning APT – Narrative Description of Business.  Newco intends to spend the funds available to it as stated in this Circular.  There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary.  If the Transaction is not completed in full, the allocations above will be scaled back as management of Newco deems appropriate.

Dividends

Newco intends to retain all available funds for use in its business and does not anticipate paying dividends for the foreseeable future.

Principal Securityholders

To the knowledge of the directors and officers of Thrilltime, no person beneficially owns, directly or indirectly, or exercises control or direction over, Thrilltime Shares carrying more than 10% of the voting rights attached to all Thrilltime Shares after giving effect to the Transaction.

Directors, Officers and Promoters

Name, Address, Occupation and Security Holdings

The following table indicates certain information regarding the directors, officers and promoters of Thrilltime, APT and Newco:

Name, Municipality of Residence and Position(s) with Thrilltime and APT(1)	Principal Occupation for Past Five Years(1)	Director of Thrilltime/ APT Since	Thrilltime Shares Owned(1)	APT Shares Owned(1)	Newco Shares to be Owned Upon Completion of the Transaction (%)(2)

W. Benjamin Catalano(3)(4)
British Columbia, Canada

Current President, CEO, CFO and Director of Thrilltime

To be appointed President, CEO, CFO and elected as Director of Thrilltime at upcoming Meeting

To be appointed Director of Newco

	See "Particulars of Matters to be Acted Upon – Annual General Meeting – Election of Directors" in main body of Circular.	December 2004	Nil	Nil	Nil

Name, Municipality of Residence and Position(s) with Thrilltime and APT(1)	Principal Occupation for Past Five Years(1)	Director of Thrilltime/ APT Since	Thrilltime Shares Owned(1)	APT Shares Owned(1)	Newco Shares to be Owned Upon Completion of the Transaction (%)(2)
Martin J.C. Woodward(3)(4) British Columbia, Canada Current Director of Thrilltime To be elected as Director of Thrilltime at upcoming Meeting To be appointed Director of Newco	See "Particulars of Matters to be Acted Upon – Annual General Meeting – Election of Directors" in main body of Circular.	January 2005	524,000(5)	Nil	524,000 (1.0%)
Alexander (Allen) Krantz San Francisco, CA, U.S.A. Current President and Director of APT To be nominated a Director of Thrilltime at upcoming Meeting To be appointed President, CEO, Acting CFO] and Director of Newco	See "Particulars of Matters to be Acted Upon – Annual General Meeting – Election of Directors" in main body of Circular.	August 2002	Nil	41,000,000	Nil
Robert Bender(4) Ottawa, Ontario, Canada To be nominated a Director of Thrilltime at upcoming Meeting To be appointed a Director of Newco	See "Particulars of Matters to be Acted Upon – Annual General Meeting – Election of Directors" in main body of Circular.	N/A	Nil	Nil	N/A

________________

Notes:

(1)

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Issuer and has been furnished by the respective nominees.

(2)

Information as to the number of shares beneficially owned or over which direction is exercised has been provided by the respective individuals named therein.  The percentage figures reflects the number of shares to be held assuming completion of the Investment and Plan of Arrangement.

(3)

Current member of the Audit Committee of Thrilltime.

(4)

Proposed member of the Audit Committee of Newco.

(1)

Of these shares, (i) 324,000 are held directly by Mr. Woodward and (ii) 200,000 are held by 677277 B.C. Ltd., a company of which Mr. Woodward holds a 20% interest.  In addition to these securities, Mr. Woodward directly holds 100,000 warrants exercisable at a price of $0.10 per share, and 50,000 warrants held by 677277 B.C. Ltd., exercisable at a price of $0.10 per share.

Pursuant to the Plan of Arrangement, Thrilltime has covenanted that effective upon the completion of the Transaction, the board of Newco will consist of five members, three of which shall be nominees of APT.  To effect this structuring, the current two directors of Thrilltime, being W. Benjamin Catalano and Martin J.C. Woodward, will remain as Thrilltime Directors, and at Thrilltime's Meeting, the Thrilltime Shareholders will be asked to elect two additional directors to Thrilltime's board, such additional directors being Alexander (Allen) Krantz and Robert Bender.  Following completion of the Transaction, the board of Newco will appoint one additional director to the board of Newco, to be nominated by APT.

Management

The following are the directors and officers of Thrilltime and APT, whose experience has been or will be instrumental to Newco in providing Newco with a reasonable opportunity to achieve its stated business objectives.  These individuals will also become directors and/or officers of Newco upon completion of the Transaction:

W. Benjamin Catalano

W. Benjamin Catalano, President, CEO, CFO and Director of Thrilltime, age 42, has been a licensed realtor with the Greater Vancouver Real Estate Board since 1991 and is currently employed with the Sutton Group West Coast.  He has been a past board member of many public companies and currently sits on the boards of Pan African Mining Corp. (TSX-V: PAF) and Sacre Coeur Minerals, Ltd. (TSX-V: SCM), as well as Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.), a reporting issuer that was delisted from the TSX-V.  Mr. Catalano obtained his real estate license from the University of British Columbia in January 1991.

Mr. Catalano will become a director of Newco and devote approximately 15% of his time to Newco and will assist in investor relations and continuous disclosure requirements and filings of Newco.  He will be an independent contractor of Newco.

Martin J.C. Woodward

Martin J.C. Woodward, Director of Thrilltime, age 39, has been server administrator with Ballard Power Systems since November 2001.  From September 1997 to December 2000, Mr. Woodward served on the board of First Industrial Capital Corporation.  Since June 2004, Mr. Woodward has served on the board of Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.), a reporting issuer that was delisted from the TSX-V.  Mr. Woodward obtained his Technical Computer Professional diploma from Capilano College, North Vancouver, British Columbia in March 2001.

Mr. Woodward will become a director of Newco and will not be devoting any substantial amount of time towards the business of Newco.

Alexander (Allen) Krantz

Dr. Alexander (Allen) Krantz, President, CEO and Director of APT, age 66, founded APT in August 2002 and served as its President and a director since inception.  Dr. Krantz has had a varied career as a high level operative in academia and industry. From 1968 to 1974, he was a member of the Faculty of Chemistry at the State University of New York at Stony Brook and from 1974 to 1981 he was a tenured Professor with appointments in both the Department of Chemistry and the Department of Pharmacological Sciences in the Medical School in that same institution.  Between 1975 and 1977, Dr. Krantz pursued biochemical studies on sabbatical leave at Harvard University and the Veteran's Administration Hospital in San Francisco, California and was a NATO Senior Fellow and lecturer at various European universities.  From 1981 to 1992, Dr. Krantz was Director of Research at Syntex Research Canada where he established major therapeutic programs. He also held Adjunct Professorships during this period at the Universities of Toronto and Guelph.  In 1992, Dr. Krantz was appointed Vice-President of Research at Syntex and held the title of Distinguished Scientist from 1993-1994. From June 1994 to November 1997, Dr. Krantz served as Executive Vice President, Research of RedCell, Inc., the forerunner of ConjuChem, (TSX: CJC), and served as the Directeur Scientifique of the European office in France during the same period. Dr. Krantz was responsible for transforming the company's program to a practical focal point on human serum albumin as a carrier of drugs. Since August 2005, Dr. Krantz has been founder and President of Pharmena North America Incorporated, a newly created, privately held, biotechnology company. Dr. Krantz obtained his Masters of Science and Ph.D. from Yale University.

Dr. Krantz will become the President, CEO, Acting CFO and a director of Newco and will devote full-time towards the business of Newco.  He will oversee the direction of research and development, manage collaborative relationships and supervise internal and outsourced administrative functions.  Dr. Krantz will be an employee of Newco and will enter into a non-competition or non-disclosure agreement with Newco.

Robert Bender

Robert Bender, a proposed nominee director of Thrilltime, age 59, has been founder of Robert Bender Consultants Ltd. since 1995.  He served as CEO and a director of Select Therapeutics, a company trading on AMEX from January 1997 to May 2002.  Mr. Bender has been active in entrepreneurial, technology-based companies, primarily in the life sciences and health care field, since 1972. His professional focus has been on the assessment and development of new ventures. Mr. Bender has extensive experience in institutional and private venture capital, and has worked with Adler & Co. in New York City, N.Y. and Ventures West in Vancouver, B.C.. He has participated in the management or development of a number of privately held start-up companies and is active in the transfer of technology between corporations, and from academic institutions.

Mr. Bender will become a director of Newco and will advise and consult as required.

Directors' and Officers' Insurance

The purchase of directors' and officers' insurance will be explored following completion of the Transaction.

Promoter Consideration

Dr. Alexander (Allen) Krantz, of San Francisco, California, is the promoter of APT and will not become the promoter of Newco.

Corporate Cease Trade Orders or Bankruptcies

No current or proposed director, officer, promoter or control person of Thrilltime or APT is, or has been within the 10 years prior to the date of this Circular, a director, officer or promoter of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the other issuer access to any exemptions under applicable securities laws for a period of more than 30 consecutive days, or became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No current or proposed director, officer, promoter or control person of Thrilltime or APT has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No current or proposed director, officer, promoter or control person of Thrilltime or APT, or any personal holding companies of such persons, has, within the 10 years prior to the date of this Circular, become bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Conflicts of interest may arise as a result of the proposed directors or officers or other members of management of Newco also holding positions as directors and/or officers of other companies.  Some of those persons who will be directors and officers of Newco have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of Newco will be in direct competition with Newco.  Conflicts, if any, will be subject to the procedures and remedies provided under BCBCA.

Other Reporting Issuer Experience

The persons who are or will be directors, officers and promoters of Newco and who have been directors, officers and/or promoters of other reporting issuers within the five years prior to the date of this Circular, including the periods during which they acted in such capacity, are set forth below.

W. Benjamin Catalano:

Name and Jurisdiction of Reporting Issuer	Trading Market	Position(s) Held	Period Held
Pan African Mining Corp. (BC, AB, ON)	TSX-V	Director	March 2004 – Present
Sacre Coeur Minerals, Ltd. (BC, AB, ON)	TSX-V	Director	June 2004 – Present
Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.) (BC, AB)	delisted from TSX-V	Director	June 2004 – Present

Martin J.C. Woodward:

Name and Jurisdiction of Reporting Issuer	Trading Market	Position(s) Held	Period Held
Royal Monashee Gold Corp. (formerly OnBus Technologies Inc.) (BC, AB)	delisted from TSX-V	Director	June 2004 – Present

Alexander (Allen) Krantz:

Name and Jurisdiction of Reporting Issuer	Trading Market	Position(s) Held	Period Held
Select Therapeutics Inc. (Delaware)	AMEX	Director	January 1999 – June 2004

Robert Bender:

Name and Jurisdiction of Reporting Issuer	Trading Market	Position(s) Held	Period Held
Select Therapeutics Inc. (Delaware)	AMEX	CEO, Director	January 1997 - May 2002

Indebtedness of Directors and Officers

During the most recently completed financial year ended July 31, 2005 and through to the date of this Circular, no current or former director or officer of Thrilltime, or any associate or affiliate thereof, is or has been indebted to Thrilltime or any of its subsidiaries.

During the most recently completed financial year ended December 31, 2005 and through to the date of this Circular, no current or former director or officer of APT, or any associate or affiliate thereof, is or has been indebted to APT or any of its subsidiaries.

Executive Compensation

Newco expects to pay the following executive compensation over the course of the 12 months subsequent to the completion of the Transaction:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Alexander (Allen) Krantz President, CEO, acting CFO and Director	2006- 2007	175,000	N/A	N/A	(1)	N/A	N/A	N/A
W. Benjamin Catalano(1) Director	2006- 2007	N/A	N/A	N/A	(1)	N/A	N/A	N/A

_________________

Notes:

(1)

The number of options to be granted will be determined following completion of the Transaction.

Options Purchase Securities

As at the date of this Circular, no stock options of Thrilltime were outstanding.  See Particulars of Matters to be Acted Upon – Annual General Meeting – Executive Compensation – Options, in the main body of the Circular.  Upon completion of the Transaction, stock options will be granted to the proposed directors, officers and consultants of Newco.

Stock Option Plan

Upon completion of the Transaction, Newco will adopt the Share Option Plan of Thrilltime and stock options will be granted to the new management of Newco.  Currently, there are 2,650,729 Thrilltime Shares reserved for issuance under the Plan.  See Particulars of Matters to be Acted Upon Special Meeting – Re-Approval of Share Option Plan, in the main body of the Circular.

Escrowed Securities

Neither Thrilltime or APT have securities subject to escrow.  To the knowledge of Thrilltime and APT, no securities are anticipated to be held in escrow after giving effect to the Transaction.  However, the TSX-V may impose escrow requirements in accordance with their policies.

Auditor, Transfer Agents and Registrars

Upon completion of the Transaction, Davidson & Company LLP, Chartered Accountants of 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6, the auditors for Thrilltime, is expected to be appointed auditor of Newco.

Upon completion of the Transaction, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Thrilltime's registrar and transfer agent, is expected to remain as registrar and transfer agent of Newco.

RISK FACTORS

Readers should carefully consider the risks factors associated with the principal business of APT as discussed in depth below.  Newco's actual operating results may be very different from those expected as at the date of this Circular.  Any investment in securities of Newco is speculative.  In addition to the risks described elsewhere in this Circular, including in the notes to the financial statements attached hereto, each of, and the cumulative effect of all of, the following risks for APT and risks associated with biotechnology companies in general should be considered, all of which are also applicable to Newco:

APT Risk Factors

Possible Non-Completion of Investment and Arrangement

There is no assurance that the Investment will receive regulatory or Shareholder approval or will be completed, or that the Arrangement will receive regulatory, Court or Shareholder approval or will be completed.  If the Transaction is not completed, Shareholders will lose the prospective benefits of the Transaction and continue to be subject to the risk factors of Thrilltime as disclosed in this Circular.

APT is establishing a new pharmaceutical development business and has no developed or approved products

APT is in the early drug discovery and development stage and is subject to all of the risks associated with the establishment of a new business enterprise.  As a result, APT's business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

APT's proposed product technology is currently in the research and development stage and it has not generated any revenues from product sales.  There is a possibility that none of APT's potential product technologies will be found to be safe and effective or that it will be unable to receive necessary regulatory clearances in order to commercialize them. APT's failure to successfully develop and obtain regulatory approval for potential products that would have a material adverse effect on APT's business, financial condition and results of operations.

If APT successfully develops its products, it may not achieve market acceptance and it may not be able to sell them

Even if APT develops a safe and effective product and obtains the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

•

will not be economical to market, or will not be marketable at prices that will allow APT to achieve profitability,

•

will not be successfully marketed or achieve market acceptance,

•

will not be preferable to existing or newly developed products marketed by third parties, or

•

will infringe proprietary rights held by third parties now or in the future that would preclude APT from marketing any such product.

The degree of market acceptance of products developed by APT, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of APT's products and its potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by APT.  In addition, by the time APT's products, if any, are ready to be commercialized, what APT believes to be the market for these products may have changed. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. APT's failure to successfully introduce and market potential products that would have a material adverse effect on APT's business, financial condition and results of operations.

APT has a limited history and may not achieve or maintain profitability

APT has a limited operating history on which to base an evaluation of its business and prospects.  As such, APT's business is essentially dependent on, among other things, its success in commercializing its product technology.  There is no assurance that there will be market acceptance of APT's product technology.  There is no significant historical basis to assess how APT, as a company whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges.  If APT fails to meet any of these challenges, its operating results could suffer.

APT has not generated any revenues and has not yet achieved profitability and there is no guarantee that APT will be able to generate revenues or achieve profitability in the future.  APT has never paid a dividend on any class of its shares and does not expect to do so in the foreseeable future.  APT's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets such as healthcare.

APT will have additional future capital needs and there are uncertainties as to its ability to raise additional funding

APT anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed product technology and expects these expenses to result in continuing and significant operating losses for the foreseeable future. If APT is unable to develop, obtain regulatory clearance for, and successfully commercialize its product technology, it will not be able to significantly increase revenues or achieve profitable operations. APT cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable on a quarterly or an annual basis.  Unless APT is able to access the capital markets, its resources will be limited to cash on hand and any revenues it is able to generate from corporate collaboration or licensing Investments.

In addition, APT's future cash requirements may vary materially from those now expected. For example, APT's future capital requirements may increase if:

•

it makes faster than expected scientific progress in APT's discovery, research and development projects, if it expands the magnitude and scope of these activities, or if it modifies its focus as a result of its discoveries,

•

its progress with pre-clinical studies or potential clinical trials is delayed or it experiences set backs,

•

it experiences delays or unexpected increased costs in connection with obtaining regulatory approvals,

•

it experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or

•

it is required or elects to develop, acquire or license new technologies and products.

APT intends to seek additional funding through corporate collaborations and licensing Investments, public or private equity or debt financing, and/or capital lease transactions. However, if APT's projected research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies are unfavorable, APT's ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to APT's shareholders.

If sufficient capital is not available, APT may be required to delay, reduce the scope of, eliminate or divest of one or more of its projected discovery, research or development projects, any of which could have a material adverse effect on APT's business, financial condition, prospects or results of operations.

Thrilltime's share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of APT's business, certain factors such as its announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in its operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of Newco's common shares.

It is uncertain whether any products APT develops will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

The pre-clinical studies and clinical trials of any products developed by APT and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by APT, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

In addition to the risk of unfavorable results of APT's research, because the data obtained from APT's pre-clinical and clinical activities could be susceptible to varying interpretations, APT's successful completion of the regulatory process is uncertain. APT may encounter delays, have limits imposed on it or its product technology or fail to obtain the regulatory approval or clearance required to commercialize its product technology. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by APT, if any, impose significant additional costs on APT, diminish any competitive advantages that APT may otherwise have attained and adversely affect its ability to receive royalties and generate revenues and profits. Accordingly, despite APT's expenditures and investment of time and effort, it may never receive any required regulatory approvals or clearances for any products developed by APT.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

APT is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with its discovery, research and development work. Although APT has not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of its products, and APT may be required to incur significant additional costs to comply with future laws or regulations.

APT has substantial competition in the pharmaceutical industry and with respect to products it is developing

The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as APT does. Because of the number of competitors APT faces, as well as resources available to certain of APT's competitors, there is a risk that one or more of its competitors may develop more effective or more affordable products than APT, or may achieve earlier patent protection or product commercialization than APT, or that such competitors will commercialize products that will render APT's product technology obsolete, possibly before APT is able to commercialize them.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than APT does. Other smaller companies may also prove to be significant competitors, particularly through collaborative investments with large and established companies.

Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative investments for discovery, research, clinical development and marketing of products similar to those of APT's. Currently, these companies and institutions compete with APT in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to APT's projects. Once APT develops a marketable product, in addition to the foregoing, it will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

APT is dependent upon its key personnel, who are necessary for APT to achieve its scientific and business objectives

As a technology driven company, intellectual input from key management and scientists is critical to achieve APT's scientific and business objectives. Consequently, APT's ability to attract and retain these individuals and attract other qualified individuals is critical to its success. The loss of the services of key individuals might significantly delay or prevent achievement of APT 's scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for APT's business, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because APT does not maintain "key person" life insurance on any of its officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on APT's business, financial condition and results of operations.

APT also has relationships with scientists at academic and other institutions, some of whom may conduct research at APT's request or assist APT in formulating its research and development strategy. Such scientific collaborators are not APT's employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to APT. In addition, these potential collaborators may have investments with other companies to assist such other companies in developing technologies that may prove competitive to APT.

APT's product technology may rely on licenses of proprietary technology owned by third parties

The manufacture and sale of any products developed by APT will involve the use of processes, products or information, the rights of which are owned by third parties. Because APT is at a very early stage in research and development, it cannot determine if licenses or other rights may be required in order to produce a marketable product. If such licenses or other rights are crucial for marketing purposes, and APT is not able to obtain them on favorable terms, or at all, the commercial value of its product technology will be significantly impaired. If APT experiences delays in developing its products and extensions are not granted on any or all of such licenses, APT's opportunity to realize the benefits of its efforts may be limited.

APT relies on proprietary technology, the protection of which can be unpredictable and costly

APT's success will depend in part upon its ability to obtain patent protection or patent licenses. A major patent application covering several aspects of the technology has been submitted to the United States Patent and Trademark Office and also filed as a Patent Cooperation Treaty (PCT) patent. Eight inventions, including the modification of a target group, the preparation of activated polymer complexes, the modification of a biological molecule, and the modulatory mapping of biological molecules are disclosed and are under review under the following applications:  WO2004066917 – 2004-08-12 and US2004176575 – 2004-09-09.

APT intends to file, when appropriate, additional patent applications with respect to patent technologies. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by APT or the underlying technology. There is also a risk that any patents issued covering APT's products or any patents licensed to it may be successfully challenged or that its products might infringe the patents of third parties. If APT's products infringe the patents of others, APT may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding it from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which it may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce APT's income. If licenses cannot be obtained on an economical basis, delays in market introduction of APT's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If APT defends or contests the validity of patents relating to its products or the products of a third party, APT could incur substantial legal expenses with no assurance of success.

In certain instances, APT may elect not to seek patent protection but instead rely on the protection of its technology through confidentiality agreements. The value of APT's assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of APT's products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that APT would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to APT or to determine the scope and validity of a third party's proprietary rights. APT could incur substantial costs if it is required to defend itself in patent suits brought by third parties, if it participates in patent suits brought against or initiated by its corporate collaborators or if it initiates such suits. Currently, APT may not have the necessary resources to participate in or defend any such activities or litigation. Even if APT did have the resources to vigorously pursue its interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether APT would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject APT to significant liabilities, require disputed rights to be licensed from third parties or require APT to cease using certain technology or products, any of which may have a material adverse effect on APT's business, financial condition and results of operations.

The inability to manage APT's future growth could impair its operations and financial results

APT's future growth, if any, may cause a significant strain on its management, and its operational, financial and other resources. APT's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in APT's operational, financial, manufacturing and management information systems could have a material adverse effect on its business, financial condition, and results of operations. In particular, the combination of APT's business with another require the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. The diversion of management attention and any difficulties encountered in the ongoing transition process could have an adverse impact on APT's ability to successfully pursue the development of APT's product technology.

If APT manufactures pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

The manufacturer of APT's pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As APT will be dependent on third parties, its ability to ensure that any entity manufacturing products on its behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of its proposed products will be limited. Failure or delay by any manufacturer of APT's products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on APT.

APT does not have the marketing expertise needed for the commercialization of its products

Although APT does not have any foreseeable need to market products because it is in the research and development stage, APT does not currently have the resources to market the products that it may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if APT is able to develop any products with commercial potential, it would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other investment with third parties to provide the financial and other resources needed to market such products. APT's ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other investment is untested. Extensive licensing or joint venture agreements will also result in less income than if APT marketed the products itself.

APT's success may be dependent upon its ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services it may need for the development and commercialization of its products

The success of APT's business may be dependent on its ability to enter into corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, its current product technology. APT will be seeking corporate collaborations or partnerships for some of its current projects.  There can be no assurance, however, that APT will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all or within any projected time frame. Even if APT is successful in establishing such relationship, these collaborations may not result in the successful development of its product technology or the generation of revenue.

If APT enters into corporate collaborations, its success will be highly reliant upon the performance of its future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within APT's direct control and, as a result, APT will be unable to ensure that its future or existing corporate collaborators will commit sufficient resources to its research and development projects or the commercialization of its products. APT's corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with APT. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of APT's business may be largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from APT's management team and effective allocation of its resources. Because APT currently has no involvement with any one collaboration, its ability to simultaneously manage a number of corporate collaborations is untested.

The use of pharmaceutical products may expose APT to product liability claims

The products APT will be developing and will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that APT or its partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose APT to potential liability. Additionally, APT may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although APT's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on APT in excess of existing insurance coverage, if any, may have a material adverse impact on APT.

Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

APT is subject to the risks associated with the use of hazardous materials in research and development conducted by APT

APT's research and development activities may involve the controlled use of hazardous materials and chemicals. APT is subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although APT believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, APT could be held liable for any damages that result and any such liability could exceed its resources.  APT will secure a commercial general liability policy with coverage of up to $1 million per occurrence. APT will also secure a blanket property insurance policy to cover up to $5 million for costs related to accidental damage to its properties and interruption of its business. If APT is required to institute additional safety procedures because APT is found not to be in compliance or if more stringent or additional regulations are adopted, it may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on its business, financial condition and results of operations.

APT's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While APT cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of its potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which APT conducts its business. Such changes also could have a material adverse effect on its ability to raise capital. Moreover, APT's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on its business, financial condition and results of operations.

In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If APT succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow APT to sell its products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit APT's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of APT's products, the market acceptance of its products would be adversely affected.

APT may face exposure to adverse movements in foreign currency exchange rates when its products are commercialized, if at all

APT intends to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. APT's intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for APT's products in such jurisdictions or losses from currency exchange rate fluctuations. To date APT has not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although APT may do so in the future, it cannot be sure that any hedging techniques it may implement will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

Newco Risk Factors

Future Profits/Losses and Production Revenues/Expenses

There can be no assurance that significant losses will not occur in the near future or that Newco will be profitable in the future.  Newco's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the development of pharmaceutical products are added.  The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of scientists' analyses and recommendations, the rate at which operating losses are incurred, and the execution of any joint venture agreements with strategic partners and other factors, many of which are beyond Newco's control.  Newco does not expect to receive revenues from operations in the foreseeable future, if at all.  Newco expects to incur losses unless and until such time as pharmaceutical products are developed to generate sufficient revenues to fund its continuing operations. There can be no assurance that Newco will generate any revenues or achieve profitability.  There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Loss of Key Employees

Newco will depend on a number of key employees, the loss of any one of whom could have an adverse effect on Newco.

Additional Funding Requirements

Further research and development of pharmaceutical products will require additional capital.  Accordingly, the continuing development of Newco's products will depend upon Newco's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.  There is no assurance that Newco will be successful in obtaining the required financing for these or other purposes.

Joint Ventures

Newco may enter into joint ventures with one or more biotechnology or pharmaceutical companies in respect of developing its products.  Newco may require additional financing to meet obligations under any joint venture agreement and there is no guarantee that such funds will be available.  Furthermore, any failure of Newco's joint venture partner(s) to meet its obligations to Newco or to third parties could have a material adverse effect on a joint venture.

Conflicts of Interest

Newco's directors and officers may serve as directors or officers of other biotechnology or pharmaceutical companies or companies providing services to Newco, or they may have significant shareholdings in other biotechnology or pharmaceutical companies and, to the extent that such other companies may participate in ventures in which Newco may participate, the directors of Newco may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of Newco's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Newco are required to act honestly, in good faith and in the best interests of Newco.  In determining whether or not Newco will participate in ventures with other similar companies and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Newco may be exposed and its financial position at that time.

Some of the directors and officers of Newco may have conflicts of interest as to management resources, ownership and interests between Newco and their own professional or corporate businesses in which they may be involved.  The officers of Newco are appointed by Newco's board of directors and may be changed at any time.

Potential Volatility of Share Price

The market price of the common shares of Newco after completion of the Transaction could be subject to significant fluctuations in response to quarterly variations in operating results of Newco, announcements of technological innovations through new services or products by Newco or its competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond Newco's control.  In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies.  These broad market fluctuations may adversely affect the market price of the common shares of Newco.  There can be no assurance that the holders or purchasers of the common shares of Newco will be able to resell shares at prices equal to or greater than their cost.

Foreign Business

Management expects that a significant portion of future revenues will be derived from foreign markets.  Operations in foreign markets are subject to certain risks, including political instability, shipping delays, changes in foreign regulations and laws governing the sale of medical devices, fluctuations in foreign currency exchange rates and various trade restrictions.  Any of these factors could significantly impair Newco's ability to deliver products on a competitive and timely basis.  Future imposition of, or significant increases in customs duties, export quotas, regulatory or trade restrictions could adversely affect Newco's business and operating results.

Currency Exposure

Currency fluctuations may affect the costs Newco incurs at it operations and may affect Newco's operating results and cash flows.  Newco's operating expenses are incurred in U.S. dollars.  The appreciation of the Canadian dollar against the US dollar may have an adverse effect on Newco's earnings, halt or delay development of new projects, and reduce funds available for further research and development.

APPENDIX N
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEWCO

The following financial statements of Newco are attached as Appendix N hereto:

Unaudited Pro Forma Consolidated Financial Statements of Newco as at April 30, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

APRIL 30, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants A Partnership of Incorporated Professionals

COMPILATION REPORT ON

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

Thrilltime Entertainment International, Inc.

We have read the accompanying unaudited pro-forma consolidated balance sheet of Thrilltime Entertainment International, Inc. (the “Company”) as at April 30, 2006 and the unaudited pro-forma consolidated statement of operations for the 9 months ended April 30, 2006 and the year ended July 31, 2005, and have performed the following procedures.

1.

Compared the figures in the columns captioned “April 30, 2006 Thrilltime Entertainment International, Inc.” and “Nine Month Period Ended April 30, 2006 Thrilltime Entertainment International, Inc.” to the unaudited financial statements of the Company as at April 30, 2006 and for the 9 months then ended, and found them to be in agreement.

2.

Compared the figures in the columns captioned “March 31, 2006 Advance Proteome Therapeutics Inc” to the unaudited financial statements of Advance Proteome Therapeutics, Inc. (“APT”) as at March 31, 2006, and found them to be in agreement.

3.

Compared, in Schedule 1(a) to the unaudited pro-forma consolidated financial statements, the figures in the columns captioned “Year Ended December 31, 2004” to the audited financial statements of APT as at December 31, 2004 and in the column captioned “Six Month Period Ended June 30, 2005” to the unaudited financial statements of APT as at June 30, 2005 and in the column captioned “Six Month Period Ended June 30, 2004 Advance Proteome Therapeutics Inc.” to the unaudited financial statements of APT as at June 30, 2004 and found them to be in agreement and recalculated the figures in the column captioned “Year Ended June 30, 2005” and found them to be arithmetically correct.

4.

Compared, in Schedule 1(b) to the unaudited pro-forma consolidated financial statements, the figures in the columns captioned “Year Ended December 31, 2005” to the audited financial statements of APT as at December 31, 2005 and in the column captioned “Six Month Period Ended June 30, 2005” to the unaudited financial statements of APT as at June 30, 2005 and in the column captioned “Three Month Period Ended March 31, 2006” to the unaudited financial statements of APT as at March 31, 2006 and found them to be in agreement and recalculated the figures in the column captioned “Nine Month Period Ended March 31, 2006” and found them to be arithmetically correct.

4.

Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a)

the basis for determination of the pro-forma adjustments; and

b)

whether the pro-forma consolidated financial statements comply as to form in all material respects with identified regulatory requirements.

The officials:

a)

described to us the basis for determination of the pro-forma adjustments; and

b)

stated that the pro-forma consolidated financial statements comply as to form in all material respects with identified regulatory requirements.

5.

Read the notes to the pro-forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

6.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “April 30, 2006 Thrilltime Entertainment International, Inc.” and “March 31, 2006 Advance Proteome Therapeutics Inc.” and for the columns captioned “Nine Month Period Ended April 30, 2006 Thrilltime Entertainment International Inc.” and “Nine Month Period Ended March 31, 2006 Advance Proteome Therapeutics, Inc.” and for the columns captioned “Year Ended July 31, 2005 Thrilltime Entertainment International Inc.” and “Year Ended June 30, 2005 Advance Proteome Therapeutics, Inc.” and found the amounts in the column captioned “Pro-forma Consolidated” to be arithmetically correct.

Pro-forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro-forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

August 4, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED BALANCE SHEET

(In United States dollars)

(Unaudited – See Compilation Report)

	April 30, 2006 Thrilltime Entertainment International Inc.	March 31, 2006 Advance Proteome Therapeutics, Inc.	Note	Pro-forma Adjustments	Pro-forma Consolidated

ASSETS
			2a	$ 2,250,000
Current			2a	(207,000)
Cash and equivalents	$ 321,056	$ -	2e	(108,000)	$ 2,256,056
Accounts receivable and prepaids	11,455	5,000		-	16,455

	332,511	5,000		1,935,000	2,272,511

Equipment	2,560	506		-	3,066
Deferred charges	-	10,000	2e	(10,000)	-
Patent application and technology	-	41,430	2d	977,157	1,018,587

	$ 335,071	$ 56,936		$ 2,902,157	$ 3,294,164

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$ 67,288	$ 31,550		$ -	$ 98,838
			2b	270,000
Loan payable	-	-	2d	(270,000)	-
Income and other taxes payable	1,236	-		-	1,236

	68,524	31,550		-	100,074
Due to shareholder	-	143,880		-	143,880
Non-controlling interest	-	-	2d	858,663	858,663

	68,524	175,430		858,663	1,102,617

			2a	2,250,000
			2a	(207,000)
			2a	(85,000)
Shareholders' equity (deficiency)			2d	(1)
Capital stock (Note 3)	8,109,633	1	2e	(118,000)	9,949,633
Contributed surplus	505,236	-	2a	85,000	590,236
Deficit	(8,348,322)	(118,495)	2d	118,495	(8,348,322)
	266,547	(118,494)		2,043,494	2,191,547
	$ 335,071	$ 56,936		$ 2,902,157	$ 3,294,164

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In United States dollars)

(Unaudited – See Compilation Report)

	Nine Month Period Ended April 30, 2006 Thrilltime Entertainment International Inc.	Nine Month Period Ended March 31, 2006 Advance Proteome Therapeutics, Inc.	Pro-forma Adjustments	Pro-forma Consolidated
EXPENSES
Amortization	$ 308	$ 450	$ -	$ 758
General and administration	148,446	6,185	-	154,631
Operating	-	6,123	-	6,123
Travel	-	3,646	-	3,646

Loss before other items	(148,754)	(16,404)	-	(105,158)

OTHER ITEMS
Gain on settlement of debt	38,100	-	-	38,100
Interest income	9,751	-	-	9,751

	47,851	-	-	47,851

Loss for the period	$ (100,903)	$ (16,404)	$ -	$ (117,307)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In United States dollars)

(Unaudited – See Compilation Report)

	Year Ended July 31, 2005 Thrilltime Entertainment International Inc.	Year Ended June 30, 2005 Advance Proteome Therapeutics, Inc.	Pro-forma Adjustments	Pro-forma Consolidated
REVENUES
Product sales	$ 579,275	$ -	$ -	$ 579,275
Cost of goods sold	352,404	-	-	352,404

Gross Margin	226,871	-	-	226,871
Royalty Revenue	520,163	-	-	520,163
Other Revenue	25,780	-	-	25,780

	772,814	-	-	772,814

EXPENSES
Amortization	3,146	484	-	3,630
General and administrative	883,819	2,265	-	886,084
Interest expense	223,297	-	-	223,297
Marketing and selling	18,207	-	-	18,207
Office	-	10,982	-	10,982
Research and development	7,585	-	-	7,585
Travel	-	5,489	-	5,489

	1,136,054	(19,220)	-	1,155,274

Loss before other items	(363,240)	(19,220)	-	(382,460)

OTHER ITEMS
Gain on sale of subsidiary assets	2,964,808	-	-	2,964,808
Loss on disposition of equipment	(2,704)	-	-	(2,704)

	2,962,104	-	-	2,962,104

Income (loss) before income taxes	2,598,864	(19,220)	-	2,579,644

Income tax recovery	(29,456)	-	-	(29,456)

Net income (loss) for the year	$ 2,628,320	$ (19,220)	$ -	$ 2,609,100

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(In United States dollars)

(Unaudited – See Compilation Report)

APRIL 30, 2006

1.

BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Thrilltime Entertainment International, Inc. ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada from information derived from the financial statements of the Company and the financial statements of Advance Proteome Therapeutics Corporation (“APT”) together with other information available to the Company.  The unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated August 11, 2006, in conjunction with the acquisition of 56% of the issued and outstanding capital stock of APT.  The acquisition is subject to acceptance by the Company's shareholders and certain securities regulatory approvals.  In the opinion of the Company's management, the unaudited pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the combination had actually occurred as set out in Note 2.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the July 31, 2005 audited financial statements of the Company and the April 30, 2006 unaudited financial statements of the Company and the December 31, 2005 audited financial statements of APT and the March 31, 2006 unaudited financial statements of APT.

All Canadian dollar amounts have been converted to United States dollar equivalents using an exchange rate of convenience of 0.90.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from and include:

a)

the audited financial statements of the Company as at July 31, 2005 and the unaudited financial statements as at April 30, 2006;

b)

the audited financial statements of APT as at December 31, 2005 and the unaudited financial statements as at March 31, 2006; and

c)

the additional information set out in Note 2.

2.

PRO-FORMA TRANSACTIONS

The pro-forma consolidated financial statements were prepared based on the following assumptions:

a)

The Company issued 25,000,000 units for gross proceeds of $2,250,000 pursuant to a brokered private placement.  Each unit consisted of one share and one half of one share purchase warrant exercisable at a price of CDN$0.15 for one year.  The Company paid a cash fee of $180,000 and issued 3,750,000 brokers warrants to the Agent valued at $85,000.  The Company also paid $27,000 and issued 500,000 common shares of the Company valued at $45,000 as a sponsor fee.

b)

The Company advanced $270,000 to APT as a loan convertible into 4,000,000 common shares of APT (the “Loan”).

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(In United States dollars)

(Unaudited – See Compilation Report)

APRIL 30, 2006

2.

PRO-FORMA TRANSACTIONS (cont'd…)

c)

The unaudited pro-forma consolidated balance sheet gives effect to the acquisition of APT by the Company as if it had occurred as at April 30, 2006.  The unaudited pro-forma consolidated statement of operations gives effect to the acquisition as if it occurred on August 1, 2005.

d)

As consideration for 48,007,297 of subscribed shares of APT, the Company will pay $1,800,000 to APT.  Additionally, the company will convert the Loan into 4,000,000 common shares of APT, increasing the Company’s ownership in APT to 56%.  Certain of the common shares will be subject to an escrow agreement to be determined by the regulatory authorities.

The acquisition of APT is accounted for by the purchase method with the net assets of APT recorded at fair value at the date of acquisition.

The cost of an acquisition should be based on the fair value of the consideration given, being $2,070,000.

The total purchase price of $2,070,000 has been allocated as follows:

Cash	$ 2,070,000
Accounts receivable and prepaids	5,000
Equipment	506
Patent application and technology	1,018,587
Deferred charges	10,000
Accounts payable and accrued liabilities	(31,550)
Due to shareholder	(143,880)
Non-controlling interest	(858,663)

$ 2,070,000

The excess purchase price of $977,157 on the net assets acquired of APT have been recorded as Patent application and technology.

Concurrent with the transaction, the shareholders of the Company will exchange their shares for Newco shares (a new company whose shares are publicly traded) and the Company will become a wholly-owned subsidiary of Newco.

e)

APT applied deferred charges of $10,000 to capital stock and the Company incurred additional transaction completion costs of $108,000.

f)

None of the Company’s stock options or warrants were considered as exercised.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(In United States dollars)

(Unaudited – See Compilation Report)

APRIL 30, 2006

3.

CAPITAL STOCK

Capital stock as at April 30, 2006 in the unaudited pro-forma consolidated financial statements is comprised of the following:

	Number of Shares	Share Amount	Contributed Surplus

Capital stock as set out in the unaudited financial statements of the Company	26,507,297	$ 8,109,633	$ 505,236
Shares issued pursuant to a private placement (Note 2a)	25,000,000	2,250,000	-
Share issue costs (Notes 2a and 2e)	500,000	(410,000)	85,000

	52,007,297	$ 9,949,633	$ 590,236

Warrants

On completion of the private placements, there will be 12,500,000 warrants exercisable at a price of CDN$0.15 per share for a period of one year and 3,750,000 brokers warrants exercisable at a price of CDN$0.10 per share for a period of one year from the completion of the transaction and 3,000,000 warrants exercisable at Cdn $0.10 until November 25, 2006.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In United States dollars)

(Unaudited – See Compilation Report)

Schedule 1(a)
CONSOLIDATED STATEMENT OF OPERATION OF ADVANCE PROTEOME THERAPEUTICS, INC. FOR THE YEAR ENDED JUNE 30, 2005
	Year Ended December 31, 2004	Six Month Period Ended June 30, 2004	Six Month Period Ended June 30, 2005	Year Ended June 30, 2005
EXPENSES
Amortization	$ 484	$ -	$ -	$ 484
General and administration	3,362	2,938	1,841	2,265
Office	7,848	1,238	4,372	10,982
Travel	6,746	4,020	2,763	5,489

Net loss for the year	$ 18,440	$ 8,196	$ 8,976	$ 19,220

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(In United States dollars)

(Unaudited – See Compilation Report)

Schedule 1(b)
CONSOLIDATED STATEMENT OF OPERATION OF ADVANCE PROTEOME THERAPEUTICS, INC. FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006
	Year Ended December 31, 2005	Six Month Period Ended June 30, 2005	Three Month Period Ended March 31, 2006	Nine Month Period Ended March 31, 2006

EXPENSES
Amortization	$ 328	$ -	$ 122	$ 450
General and administration	3,696	1,841	4,330	6,185
Office	8,448	4,372	2,047	6,123
Travel	5,506	2,763	903	3,646

Net loss for the period	$ 17,978	$ 8,976	$ 7,402	$ 16,404

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the "Company")

TO BE HELD AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, B.C ON FRIDAY, SEPTEMBER 15, 2006, AT 10:00  AM

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints, W. Benjamin Catalano, President and Chief Executive Officer of the Company, or failing this person, Martin Woodward, a Director of the Company, or in the place of the foregoing, _____________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular).  Please indicate your voting preference by marking an “X” in the space provided.

		For	Against
1.	To set the number of Directors at 4.
		For	Withhold
2.	To elect as Director, W. Benjamin Catalano.
3.	To elect as Director, Martin J.C. Woodward.
4.	To elect as Director, Alexander (Allen) Krantz.
5.	To elect as Director, Robert Bender.
		For	Withhold
6.	To appoint Davidson & Cmopany LLP as Auditors of the Company and authorize the Directors to fix their remuneration.
		For	Against
7.	To approve the removal of pre-existing company provisions.
8.	To re-approve the 2005 Share Option Plan.
9.	To approve the Investment.
10.	To approve the Arrangement.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

_______________________________________________

Date:_____________________________

Please Print Name:

______________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

FINANCIAL STATEMENTS REQUEST FORM

Cusip No.    885917 10 4
ISIN No. CA 885917 10 4 0

Scrip No. THLQ

Registered holders and beneficial owners of a company's securities have the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the "Company"), please complete this form and return it to:

COMPUTERSHARE INVESTOR SERVICES INC.

9th Floor, 100 University Avenue

Toronto, Ontario  M5J 2Y1

 I wish to receive annual financial statements and corresponding MD&A.

 I wish to receive interim financial statements and corresponding MD&A.

You will not receive copies of the annual or interim financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and interim financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.SEDAR.com.

I confirm that I am a shareholder of the Company.

DATED: , 2006.
Signature

Name of Registered/Beneficial Shareholder - Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____________________________________________________
E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 30, 2006.

THRILLTIME ENTERTAINMENT
 INTERNATIONAL, INC.

"Ben Catalano"

Ben Catalano,
President, CEO and CFO